5/17

Follow-Up Materials



06013528

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Global Alumina Corp.

*CURRENT ADDRESS

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34874 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DATE: 5/18/06


RECEIVED
2006 MAY 17 A 10:20

AR/S
12-31-05

Global Alumina Corporation

(a development stage company)

Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in U.S. dollars)



PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

Auditors' Report

To the Shareholders of
Global Alumina Corporation

We have audited the consolidated balance sheets of **Global Alumina Corporation** as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Ontario, Canada
February 24, 2006

Global Alumina Corporation

Consolidated Balance Sheets
As at December 31, 2005 and 2004

(expressed in U.S. dollars)

	2005 $	2004 $
Assets		
Current assets		
Cash	71,413,258	51,554,031
Restricted cash (note 9)	15,316,955	-
Prepaids	2,131,217	49,000
Due from affiliates and other assets	35,524	126,239
	88,896,954	51,729,270
Engineering contracts (note 3)	-	593,805
Construction-in-progress (note 4)	75,836,168	6,399,812
Property, plant and equipment (note 4)	8,644,094	33,898
	173,377,216	58,756,785
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	15,426,923	4,132,350
Shareholders' Equity		
Capital stock and other equity (note 6)	201,360,887	81,477,424
Contributed surplus	982,167	271,484
Accumulated deficit	(44,392,761)	(27,124,473)
	157,950,293	54,624,435
	173,377,216	58,756,785

Approved by the Board of Directors

(signed) Bruce J. Wrobel
Bruce J. Wrobel
Director

(signed) Michael J. Cella
Michael J. Cella
Director

Global Alumina Corporation

Consolidated Statements of Operations and Deficit

(expressed in U.S. dollars)

	Years ended December 31, 2005 $	Years ended December 31, 2004 $	Cumulative period from July 21, 1999 (date of incorporation) to December 31, 2005 $
Other income			
Interest	759,923	406,773	1,166,696
Other	297,497	33,900	987,728
	1,057,420	440,673	2,154,424
Expenses			
Engineering	25,178	9,340,006	15,041,729
Professional fees	10,087,779	5,426,554	18,793,439
General and administrative	6,685,958	2,256,951	10,675,506
Amortization	1,526,793	491,822	2,018,615
	18,325,708	17,515,333	46,529,289
Loss for the year	(17,268,288)	(17,074,660)	(44,374,865)
Basic and diluted loss per share (note 8)	(0.14)	(0.18)	(0.29)
Deficit - Beginning of year	(27,124,473)	(10,031,917)	
Reverse takeover costs	-	(17,896)	
Loss for the year	(17,268,288)	(17,074,660)	
Deficit - End of year	(44,392,761)	(27,124,473)	

Global Alumina Corporation

Consolidated Statements of Cash Flows

For the years ended December 31, 2005 and 2004

(expressed in U.S. dollars)

	Years ended December 31, 2005 $	Years ended December 31, 2004 $	Cumulative period from July 21, 1999 (date of incorporation) to December 31, 2005 $
Cash provided by (used in)			
Operating activities			
Loss for the year	(17,268,288)	(17,074,660)	(44,374,865)
Stock options (note 6)	710,682	271,483	1,232,165
Common stock issued for services	-	-	50,000
Amortization	1,526,793	491,822	2,018,615
	(15,030,813)	(16,311,355)	(41,074,085)
Changes in non-cash items relating to operating activities			
Prepaids	(2,077,390)	(49,000)	(2,126,390)
Due from affiliates and other assets	90,715	(218,178)	(127,463)
Accounts payable and accrued liabilities	11,294,573	2,325,432	15,372,553
Accrued interest	-	(5,000)	-
Cash used in operating activities	(5,722,915)	(14,258,101)	(27,955,385)
Investing activities			
Acquisition of Aluminpro (note 3)	-	(576,684)	(576,684)
Additions to other assets	(9,543,184)	(39,879)	(9,583,063)
Additions to construction-in-progress	(69,436,356)	(6,399,812)	(75,836,168)
Restricted cash	(15,316,955)	-	(15,316,955)
Payments to affiliates	-	-	(71,099)
Cash used in investing activities	(94,296,495)	(7,016,375)	(101,383,969)
Financing activities			
Proceeds from issuances of common shares	119,883,464	73,069,924	200,556,888
Deferred financing charges	(4,827)	-	(4,827)
Collection of stock subscription receivable	-	4,000	4,000
Repayment of note payable	-	(300,000)	-
Proceeds from affiliates	-	-	196,551
Cash provided by financing activities	119,878,637	72,773,924	200,752,612
Net increase in cash	19,859,227	51,499,448	71,413,258
Cash - Beginning of year	51,554,031	54,583	-
Cash - End of year	71,413,258	51,554,031	71,413,258

(expressed in U.S. dollars)

1 Nature of operations

Global Alumina Corporation (Global Alumina or the company), then known as Global Alumina Products Corporation (GAPCO), filed articles of continuance under the New Brunswick Business Corporations Act on May 26, 2004. GAPCO completed a reverse takeover transaction with PL Internet Inc. (PLI) on May 25, 2004 and subsequently changed its name to Global Alumina. Global Alumina's business is the development of an alumina refinery located in the bauxite mining region of the Republic of Guinea (Guinea). Global Alumina intends to accomplish this initiative through its wholly owned subsidiary, Guinea Alumina Corporation, Ltd. (formerly Boke Alumina Corporation, Ltd.), a British Virgin Islands company, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. (formerly Boke Alumina Corporation S.A.R.L.). At the annual general meeting held on April 28, 2005, the company's shareholders approved a change to the company's name from Global Alumina Products Corporation to Global Alumina Corporation.

The company is solely focused on the design, finance, construction and operation of an alumina refinery, and associated infrastructure improvements. In 2001, the company discontinued development of an aluminum smelter project for which it had incurred cumulative directly attributable expenditures of $1,630,000. The balance of the cumulative expenses to date relates to the alumina refinery project.

On October 15, 2004, the company and the Ministry of Mines and Geology (Ministry) of the Republic of Guinea signed an agreement (the basic agreement) for the construction and operation of an alumina plant refinery at Sangaredi. The basic agreement is a comprehensive investment and concession agreement that grants the company exclusive rights to build and operate an alumina refinery.

On May 17, 2005, the company and the Ministry signed an amendment to the basic agreement that modified certain terms. On May 19, 2005, the Republic of Guinea's national assembly unanimously ratified the amended basic agreement. On July 4, 2005, the president of the Republic of Guinea signed a decree adopting the amended basic agreement into law.

The company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project. The company is directing substantially all of its efforts to various set-up activities, including engineering, development, raising capital and preliminary construction activities.

2 Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

(expressed in U.S. dollars)

Principles of consolidation

The consolidated financial statements include the accounts of Global Alumina Corporation and its direct and indirect wholly owned subsidiaries, Aluminpro Aluminium Industry Professionals Inc., Global Alumina Services Company, Global Alumina International, Ltd., Guinea Alumina Corporation, Ltd. and Guinea Alumina Corporation, S.A. All material intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Income taxes

The company uses the asset and liability method of accounting for income taxes, under which future income tax assets and liabilities are recognized for the estimated future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using income tax rates in effect for the period in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates or laws is recognized as part of the provision for income taxes in the period the changes are considered substantively enacted.

Future income tax benefits attributable to these differences, if any, are recognized to the extent that the realization of such benefits is more likely than not.

Foreign currency translation

Reporting currency

The consolidated financial statements are presented in U.S. dollars (the reporting currency).

The financial statements of the company's fully integrated subsidiaries are translated into U.S. dollars using the temporal method. Monetary items are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates, with corresponding amortization translated at the same exchange rates as the assets to which they relate. Revenues and expenses are translated into U.S. dollars at the rates of exchange prevailing when the underlying transactions occurred. Foreign exchange gains or losses on translation are recognized in the consolidated statements of operations.

(expressed in U.S. dollars)

Foreign currency transactions and balances

The U.S. dollar is the functional currency of the company. Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations.

Basic and diluted earnings per share

Basic earnings/(loss) per share is computed by dividing earnings/(loss) for the year by the weighted number of common shares outstanding during the year. Diluted earnings/(loss) per share is computed using the treasury stock method whereby the weighted average number of common shares used in the basic earnings/(loss) per share calculation is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued at the beginning of the year. Potential common shares represent the common shares issuable upon the exercise of stock options or warrants. Potential common shares are excluded from the calculation if their effect is antidilutive.

Development costs

The company follows the provisions of Accounting Guideline No. 11 (AcG-11), "Enterprises in the Development Stage," of The Canadian Institute of Chartered Accountants (CICA) Handbook. Development costs are capitalized only if they meet the following criteria: the product or process is clearly defined and costs attributable thereto can be defined; the technical feasibility of the process has been established; management of the company has indicated its intention to produce and market the process; the future market has been clearly defined; and adequate resources exist, or are expected to be available, to complete the project. As at December 31, 2005, the company has determined that it did not meet all of these criteria. Accordingly, all development costs have been expensed.

Property, plant and equipment

Property, plant and equipment comprise construction-in-progress, leasehold improvements, motor vehicles and equipment and are recorded at carrying values less amortization. The company's policy is to recognize 50% of the amortization charge in the year of addition to construction equipment, motor vehicles and equipment. Leasehold improvements are amortized on a straight-line basis over the life of the related lease. The other capital assets are amortized on a straight-line basis over their estimated useful lives, as follows:

Motor vehicles	30%
Construction equipment	20%
Equipment	30%

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable in accordance with CICA Handbook Section 3063, "Impairment of Long-lived Assets." Under that standard, an impairment loss is recognized when the carrying amount of an asset exceeds the projected undiscounted future net cash flows expected from its use and disposal. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its

(expressed in U.S. dollars)

fair value, which is determined by discounted cash flows when quoted market prices are not available. Future amortization will be charged based on the post-impairment carrying value.

Beginning October 1, 2004, in accordance with CICA Handbook Section 3061, "Property, Plant and Equipment," the company has commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery is available for commercial production.

The company will recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified:

a) a change in the extent to which the project asset is expected to be used;
b) a change in the manner in which the project asset is expected to be used;
c) a construction interruption for an extended period of time;
d) physical damage; and
e) a change in law or the environment which significantly affects completion.

Engineering contracts

Engineering contracts attributable to the Aluminpro acquisition were amortized over a 12-month period commencing on July 19, 2004, the effective date of the transaction (note 3).

Stock option plans

The fair value of stock options granted is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period and included in general and administrative expenses in the consolidated statements of operations and as contributed surplus within capital stock on the consolidated balance sheets. The consideration received on the exercise of stock options is credited to share capital at the time of exercise.

3 Business acquisition

On July 19, 2004, the company acquired all of the outstanding share capital of Aluminpro Aluminum Industry Professionals Inc. (Aluminpro), a limited liability company formed in 2000 to provide marketing and administrative services for its membership, which is made up of senior professionals in the aluminum industry.

The purchase price of $1,000,000 consisted of $500,000 in the form of a cash payment and the balance consisted of 500,000 units of Global Alumina valued at $1 each (Global Alumina units). Each Global Alumina unit consists of one common share of Global Alumina (a Global Alumina common share) and one-half of one warrant of Global Alumina (each whole warrant a Global Alumina warrant). Each Global Alumina warrant entitles the holder thereof to purchase an additional Global Alumina common share at a price of $1.50 per share until July 19, 2006. The consolidated statement of cash flows for the year ended December 31, 2004 reflects cash outflows of $500,000 as part of the cost of the Aluminpro acquisition.

(expressed in U.S. dollars)

Concurrently with the transaction, the company entered into a consulting services agreement with the owner members of Aluminpro for services in connection with the alumina refinery project. The consulting agreement was initially for a period of one year and is automatically renewed for 90-day periods (renewal term) unless terminated by either party at least 30 days prior to the end of the renewal term. The total cost of purchase, including transaction costs, amounted to $1,095,000 and has been allocated as follows:

	$
Cash	18,316
Accounts receivable and other assets	33,514
Accounts payable and other liabilities	(36,475)
Engineering contracts	1,079,645
	1,095,000

Engineering contracts have been fully amortized as at December 31, 2005.

4 Property, plant and equipment

			2005
	Cost $	Accumulated amortization $	Net $
Motor vehicles	276,846	50,287	226,559
Construction equipment	8,166,265	816,627	7,349,638
Equipment	299,306	48,376	250,930
Leasehold improvement	840,647	23,680	816,967
Construction-in-progress	75,836,168	-	75,836,168
	85,419,232	938,970	84,480,262

			2004
	Cost $	Accumulated amortization $	Net $
Motor vehicles	29,200	4,380	24,820
Construction equipment	-	-	-
Equipment	10,680	1,602	9,078
Leasehold improvement	-	-	-
Construction-in-progress	6,399,812	-	6,399,812
	6,439,692	5,982	6,433,710

(expressed in U.S. dollars)

5 PL Internet Inc. merger

On March 12, 2004, GAPCO entered into a definitive agreement of arrangement (the arrangement) with PLI, an Ontario reporting issuer, under which it proposed that pursuant to a court-approved plan of arrangement in the British Virgin Islands, GAPCO shareholders would exchange their shares of GAPCO for shares of PLI (the share exchange), resulting in GAPCO becoming a wholly owned subsidiary of PLI. The share exchange was completed on May 25, 2004. For accounting purposes, the transaction is considered a reverse takeover whereby GAPCO is considered the acquiring company as the shareholders of GAPCO acquired more than 50% of the issued and outstanding shares of PLI. Prior to the share exchange, PLI filed amended articles of incorporation (the amendment) to consolidate its outstanding share capital and to change its name to Global Alumina Products Corporation. Following the share exchange, on May 26, 2004, Global Alumina changed its jurisdiction of incorporation from Ontario to New Brunswick by filing articles of continuance under the New Brunswick Business Corporations Act. Global Alumina then continued as a public company and a reporting issuer in Ontario. Global Alumina listed its common shares on the TSX Venture Exchange effective June 15, 2004. The transaction resulted in the company's assumption of PLI's net liabilities in the amount of $121,915. Transaction costs incurred by PLI relating to the share exchange have been recorded as a charge to the retained earnings of the company to the extent of cash in PLI in the amount $16,502, with the balance recorded as a period expense in the company's statement of operations and deficit for the three months ended June 30, 2004. The total transaction costs incurred by the company with respect to the share exchange amounted to approximately $635,000 and have been included in professional fees in the company's statement of operations and deficit. The effects of the PLI merger on the company's share capital are as follows:

	Number of common shares	$	Total $
PLI share capital balance - January 1, 2004	7,249,410	255,227	255,227
Issued for cash	600,000	30,660	30,660
PLI share capital balance - March 31, 2004	7,849,410	285,887	285,887
Stock consolidation (a)	(2,849,787)	-	-
PLI share capital transfer to deficit (b)	-	(285,887)	(285,887)
Deemed issuance by the company	4,999,623	-	-

a) The issued and outstanding shares of PLI were consolidated from 7,849,410 to 4,999,623 shares.

b) PLI's share capital was eliminated against the company's retained earnings to reflect the continuity of the company's share capital.

6 Capital stock and other equity

Common shares, no par value, authorized unlimited number of shares, issued and outstanding 177,682,746 and 118,244,623 shares as at December 31, 2005 and 2004, respectively.

(expressed in U.S. dollars)

	Number of common shares	$	Number of warrants	$	Total $
Balance - January 1, 2003 and 2004	47,160,000	7,907,500	4,000,000	-	7,907,500
Shares issued in private placements (a)	65,385,000	68,793,880	29,000,000	3,976,044	72,769,924
PLI share exchange (note 6)	4,999,623	-	-	-	-
Aluminpro acquisition (note 3)	500,000	455,600	250,000	44,400	500,000
Warrants exercised during the year	200,000	331,806	(200,000)	(31,806)	300,000
Balance - December 31, 2004	118,244,623	77,488,786	33,050,000	3,988,638	81,477,424
Shares issued in private placements (b)	57,222,222	117,150,437	-	-	117,150,437
Warrants exercised during the year (c)	2,215,901	2,897,515	(2,215,901)	(164,489)	2,733,026
Balance - December 31, 2005	177,682,746	197,536,738	30,834,099	3,824,149	201,360,887

a) Private placements - 2004

On February 3, 2004, GAPCO closed a private placement offering, which raised gross proceeds of $50 million before commissions, fees and related transaction costs of approximately $5 million through the issuance of 50,000,000 units at $1.00 per unit. Each unit consisted of one common share of the company and one-half of one warrant. Each whole warrant may be exercised to acquire one common share of the company at an exercise price of $1.50 per common share for a period of 24 months after the closing date (February 3, 2006). The proceeds of the offering will be used to complete the detailed design phase of the alumina refinery project, including engineering, preliminary construction and other work and working capital in preparation for the offering and sale of additional equity, construction loan closing and commencement of construction of the project. The net proceeds from the offering amounted to $44,775,614 after deducting agents' fees and related expenses of $4,724,386 and non-cash consideration of $500,000. The net proceeds of $44,775,614 were allocated between shares and warrants based on their respective fair values using the Black-Scholes option pricing model. The principal assumptions used in applying the Black-Scholes option pricing model were as follows:

Risk-free interest rate	3.5%
Dividend yield	n/a
Volatility factor	55%
Expected life	2 years

On December 23, 2004, the company closed a private placement offering, which raised gross proceeds of $30,000,750 before commissions, fees and related transaction costs of approximately $2,006,440 through the issuance of 15,385,000 common shares at $1.95 per common share. The proceeds of the offering will be used to fund early stage construction of the alumina refinery project. The net proceeds from the offering amounted to $27,994,310 after deducting agents' fees and other related expenses.

(expressed in U.S. dollars)

b) Private placements - 2005

On September 30, 2005, the company closed a private placement to Dubai Aluminium Company Limited (DUBAL) of 10,000,000 common shares at $2.00 per unit for gross proceeds of $20 million. The offering expenses for the DUBAL private placement amounted to $120,435.

On August 18, 2005, the company entered into an agreement with Emirates International Investment Company LLC (EIIC) as follows:

i) Purchase 25,000,000 common shares for cash proceeds of $50 million. On October 20, 2005, the company closed a private placement with EIIC of 25,000,000 common shares at $2.00 per share for gross proceeds of $50 million. The offering expenses for the EIIC private placement amounted to $2,627,575.

ii) Purchase a $50 million principal amount convertible debenture of the company, bearing interest at the rate of 10% per annum, maturing five years after the date of purchase. EIIC will be entitled to request the company to convert the debenture into common shares of the company at $2.80 per share if certain events, as specified in the agreement, occur. As at December 31, 2005, the debenture has not been issued.

On December 29, 2005, the company closed a private placement to IDB Infrastructure Fund L.P. (IDBIF), a limited partnership established in the Kingdom of Bahrain, of 22,222,222 common shares at $2.25 per share for gross proceeds of $50 million. The offering expenses for the IDBIF private placement amounted to $101,541.

c) A total of 2,215,901 warrants were exercised during 2005 at exercise prices ranging from $1.00 to $1.50, for net proceeds of $2,733,026. Details of the 30,834,099 share purchase warrants issued and outstanding as at December 31, 2005 are as follows:

Number of shares exercisable	Expiry date	Exercise price $
23,765,749	February 3, 2006	1.50
250,000	July 19, 2006	1.50
4,000,000	December 31, 2006	1.00
2,818,350	February 3, 2008	1.00

Subsequent to year-end, 22,136,899 warrants with an expiry date of February 3, 2006 were exercised for cash proceeds of $33,205,349. The remaining 1,628,850 warrants expired unexercised.

Stock options

In May 2004, the company adopted a stock option plan (the plan), which provides employees, directors, officers and consultants of the company with the opportunity to acquire common shares of the company through the exercise of stock options. Ten million common shares have been reserved for issuance under the

(expressed in U.S. dollars)

plan. Stock options granted under the plan are limited to a maximum term of ten years. During 2005, the following awards were made. On March 10, 2005, a total of 752,000 stock options (net of cancellations) were granted with an exercise price of $2.50, a vesting period over three years and a maximum term of five years. On July 25, 2005, a total of 483,500 stock options were granted with an exercise price of $1.40, a vesting period over three years and a maximum term of five years. On November 8, 2005, a total of 75,000 stock options were granted with an exercise price of $1.57, a vesting period over three years and a maximum term of five years. During 2004, a total of 1,035,000 stock options were granted.

Stock-based compensation

The company accounts for stock options granted under its employee stock option plan using the fair value method of accounting. Using the Black-Scholes option pricing model, the weighted average fair value of stock options granted during the year ended December 31, 2005 was estimated to be $1,069,212 (2004 - $587,347). Expenses in the amount of $710,682 and $271,484 have been recognized for the years ended December 31, 2005 and 2004, respectively. No stock options have been exercised as of December 31, 2005 and the unvested unamortized fair value of stock options granted amounts to $674,391 (2004 - $315,862).

The Black-Scholes model was developed for use in estimating the fair value of traded stock options that have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected share price volatility. The principal assumptions used in applying the Black-Scholes option pricing model for the awards for the year ended December 31, 2005 were as follows:

Risk-free interest rate	3.5%
Dividend yield	n/a
Volatility factor	55%
Expected life	3 years

A summary of the status of the company's plan is as follows:

	Number of stock options	Weighted average exercise price $
Outstanding - January 1, 2004	-	-
Granted	1,035,000	1.50
Outstanding - December 31, 2004	1,035,000	1.50
Granted	1,380,500	2.04
Cancellations	(70,000)	(2.50)
Outstanding - December 31, 2005	2,345,500	1.80
Exercisable - December 31, 2005	517,500	1.50

(expressed in U.S. dollars)

	Options outstanding			Options exercisable		
Range of exercise prices $	Number outstanding as at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price $	Number outstanding as at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price $
1.50 - 1.52	1,035,000	3.4 years	1.50	517,500	3.4 years	1.50
2.50	752,000	4.2 years	2.50	-	-	-
1.40	483,500	4.6 years	1.40	-	-	-
1.57	75,000	4.8 years	1.57	-	-	-

7 Income taxes

The company's income tax provision (recovery) has been calculated as follows:

	2005 $	2004 $
Loss for the year	(17,268,288)	(17,074,660)
Income tax (recovery) provision at combined Canadian federal and provincial statutory rates	(6,064,623)	(5,915,589)
Current year losses not recognized	6,260,681	1,353,932
Permanent differences	-	67,530
Increase in valuation allowance	(196,058)	4,494,127
Provision for (recovery of) income taxes	-	-

The following summarizes the principal temporary differences and the related future income tax effect:

	2005 $	2004 $
Capital assets	4,271,000	4,063,000
Non-capital losses carried forward	3,049,000	236,000
Reorganization costs	1,382,000	820,000
Net future income tax asset	8,702,000	5,119,000
Valuation allowance	(8,702,000)	(5,119,000)
Net future income tax asset recorded	-	-

(expressed in U.S. dollars)

As at December 31, 2005, the company has Canadian non-capital losses that expire as follows:

Year of expiry	$
2014	936,000
2015	4,916,000

8 Loss per share

The computations for basic loss per share are as follows:

	2005 $	2004 $
Net loss for the year	(17,268,288)	(17,074,660)
Weighted average number of common shares	127,340,000	93,390,000
Loss per common share	(0.14)	(0.18)

In 2005 and 2004, all options and warrants were excluded from the computation of diluted loss per share because their effect was not dilutive.

9 Commitments

The company has entered into operating lease arrangements for its leased premises. For the year ended December 31, 2005, the total amount paid under these operating leases was $108,724.

	Year ending December 31, $
2006	652,344
2007	652,344
2008	652,344
2009	652,344
2010	652,344
Thereafter	489,258
Total	3,750,978

The commitment amounts have not been reduced by the sublease income earned by the company, as disclosed in note 11.

Effective March 1, 2004, GAPCO appointed two financial advisers, one in connection with securing equity and the other in connection with raising limited recourse debt, for development and construction funding of the project. GAPCO agreed to pay its financial advisers an aggregate monthly retainer of $75,000 and success fees based on an agreed upon formula. The success fees to the advisers will accrue upon receipt of commitment letters for project associated equity and debt financing and will be payable in full on the execution and delivery

(expressed in U.S. dollars)

of the definitive financing documents. The agreement with the debt adviser will continue until the earlier of the consummation of debt financing and January 1, 2007. Effective May 27, 2005, Global Alumina terminated the agreement with the equity adviser.

On February 18, 2005, Global Alumina entered into a memorandum of understanding with Technip France S.A. (Technip) under which Technip will assume the role of engineering, procurement and construction contractor for the construction of Global Alumina's refinery in Guinea. Under the memorandum of understanding, Technip has agreed to move forward on the design and procurement of the refinery (phase one) and both parties have agreed to commence negotiations on the terms of the final contract for the construction of the refinery. Under the memorandum of understanding, it was anticipated that phase one would be completed by October 30, 2005. The company and Technip are currently in negotiations to expand the scope and extend the time period for completion of phase one. The company estimates that payments to Technip in connection with the completion of phase one will total approximately $25 million.

On February 25, 2005, Global Alumina entered into an insurance service agreement with Willis Risk Solutions (Willis) pursuant to which Willis will procure insurance coverage, in its capacity as an insurance broker, and provide account management services in connection with the project. The agreement is effective for a period beginning as of January 1, 2005 and continuing until the completion of the project. The total fee payable to Willis under the agreement is $785,000, excluding premiums applicable to insurance policies purchased though Willis as insurance broker.

During the year, the company entered into an off-take agreement with DUBAL (note 11) committing 40% of future annual production at a specified percentage of the three-month forward price for high-grade aluminium as quoted on the London Metal Exchange.

As at December 31, 2005, the company had a letter of credit outstanding for $15,316,955 relating to dredging activities for construction of the port facilities in Guinea. The company is required to keep cash on hand in this amount until the letter of credit expires on April 28, 2006. Effective January 25, 2006, the letter of credit was reduced to $6,612,200.

From time to time, the company enters into employment contracts with its senior executives that reflect standard commercial terms, including employment guarantees, in the alumina industry.

10 Segmented information

The company considers that it operates only in one reportable industry segment, namely, the design, finance, construction and operation of an alumina refinery, and associated infrastructure improvements. At December 31, 2005, the company's total property, plant and equipment amounted to $84,480,262, consisting of construction-in-progress of $75,836,168 and other assets of $8,644,094, nearly all of which are located in the Republic of Guinea.

(expressed in U.S. dollars)

11 Related party transactions

During the year ended December 31, 2005, the company has had the following related party transactions.

The company has had an agreement to pay Karalco Resources Ltd. (Karalco) a monthly retainer for professional services regarding development activities with respect to the alumina refinery project. Karalco is controlled by a director and shareholder of Global Alumina. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the project and the level of activity required of Karalco on behalf of Global Alumina. The monthly retainer payments are designed to reflect an estimated portion that is attributable to the out-of-pocket and related administrative expenses (incidental expenses) incurred by Karalco. The company periodically reviews the terms and conditions of the arrangement with Karalco and resets the retainer to reflect such changes in estimates.

The total payments with respect to the monthly retainer, reimbursement of the incidental expenses and the incentive-based compensation in connection with the ratification of the basic agreement and promulgation of the presidential decree, for the year ended December 31, 2005 amounted to $1,270,000 (2004 - $585,000).

The company has an agreement with Herakles Capital Corp. (Herakles), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. Herakles is controlled by Bruce Wrobel, Global Alumina's chief executive officer and a shareholder of the company. All professional services rendered by employees of, and consultants retained by, Herakles have been retained at or below market rates and Herakles is reimbursed at cost. The total payments for the year ended December 31, 2005 amounted to approximately $1,181,000 (2004 - $543,000). Bruce Wrobel is also the chief executive officer of Sithe Global Power, LLP (Sithe Global), which has provided and continues to provide professional services to the company. Sithe Global is reimbursed at cost. The total payments for the year ended December 31, 2005 amounted to approximately $218,000 (2004 - $nil). Prior to September 2004, Bruce Wrobel was the chief executive officer of Sithe Energies, Inc. (Sithe Energies), which formerly provided professional services to the company. Sithe Energies was reimbursed at cost. The total payments for the years ended December 31, 2005 and 2004 amounted to approximately $nil and $140,000, respectively. In January 2005, when there was a change of control at Sithe Energies, the relationship with the company terminated.

The company also has an agreement to reimburse Herakles for occupancy expenses. Occupancy expenses for the year ended December 31, 2005 were approximately $215,000 (2004 - $86,000). This arrangement terminated when the company moved in December 2005 to new offices which are shared with Sithe Global. Sithe Global reimburses the company for its pro rata share of occupancy expenses. Occupancy costs paid by Sithe Global to the company amounted to $95,825 and $nil for the years ended December 31, 2005 and 2004 respectively.

A director of the company is also the director, corporate and commercial development for DUBAL. DUBAL and the company are parties to the DUBAL subscription agreement and the DUBAL off-take agreement.

(expressed in U.S. dollars)

Amounts due to and from affiliates represent short-term unsecured non-interest-bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

12 Financial instruments

Fair value of financial instruments

The company's financial instruments include cash and amounts due from affiliates, other assets and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values.

Interest rate exposure

The company has no long-term debt outstanding.

Foreign currency risk

The company is exposed to foreign currency translation risk due to cash and accounts payable denominated in Canadian dollars and Guinean francs. As at December 31, 2005, assets consisting principally of cash and cash equivalents denominated in Canadian dollars totalled $15,435 (2004 - $700) and in Guinean francs totalled $176,395 (2004 - $140,059). The company does not enter into arrangements to hedge its foreign currency risk.

13 Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

14 Subsequent events

On January 13, 2006, Global Alumina entered into a three-party agreement with the Government of the Republic of Guinea and Compagnie des Bauxites de Guinée (CBG) with respect to the respective bauxite mining rights of Global Alumina and CBG in Guinea. The agreement defines the conditions under which CBG transfers to the Republic of Guinea certain mining rights it held in its initial territory and identifies additional mining rights CBG will receive from the government as compensation for the rights transferred in order to satisfy CBG's long-term needs. The Government of Guinea in turn agreed to grant the mining rights released by CBG to Global Alumina.

On January 23, 2006, the Government of Guinea issued a formal decree granting to Global Alumina a bauxite mining concession. The concession is for a 25-year term, renewable in accordance with the basic agreement.

Management's Discussion and Analysis

The following discussion and analysis is management's assessment of the results and financial condition of Global Alumina Corporation ("Global Alumina" or the "Corporation") and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with the related notes contained therein. The Corporation's most recent filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed through the Internet at www.sedar.com. At the annual general meeting held on April 28, 2005, the Corporation's shareholders approved a change to the Corporation's name from Global Alumina Products Corporation to Global Alumina Corporation.

All dollar amounts are in United States dollars. The date of this management's discussion and analysis is March 13, 2006.

Forward Looking Information

Certain information in this discussion is "forward looking information", which reflects management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. In this discussion, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this discussion contains forward looking information pertaining to the following:

- bauxite reserve and resource quantities;
- the ultimate recoverability of reserves;
- future production levels;
- the amount, nature and timing of capital expenditures;
- the timing of refinery construction and mine start up;
- expectations regarding the negotiation of contractual rights;
- expectations regarding the financing of the Project (as defined below) and the sources of financing;
- prices for alumina and aluminium;
- operating and other costs;
- treatment under the fiscal terms of the "tax exhibit" to the Basic Agreement (as defined below) and the negotiation and terms of agreements relating to the Corporation's access to

and use of certain infrastructure required for the development and operation of the Project; and

- business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the political and economic risks of investing in a developing country; the Corporation may not be able to secure sufficient financing; construction may be affected by cost overruns, delays, labour shortages and other construction risks; the Corporation's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined below) in certain circumstances; volatility of alumina and aluminium prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Corporation's management's discussion and analysis dated November 8, 2005, available on SEDAR, and the Corporation's Annual Information Form to be filed on SEDAR on or before March 31, 2006. Although the forward looking information contained in this discussion is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this discussion as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this discussion, and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances.

Business of Global Alumina

The predecessor business of Global Alumina was carried on by GAPCO (Guinea Aluminium Products Corporation) Ltd. ("GAPCO"), a British Virgin Islands Corporation incorporated on July 21, 1999. GAPCO completed a share exchange transaction with PL Internet Inc. on May 25, 2004, which changed its name to Global Alumina Products Corporation. Global Alumina filed articles of continuance under the *Business Corporations Act* (New Brunswick) on May 26, 2004.

Global Alumina's business is the development of an alumina refinery in a major bauxite mining region of the Republic of Guinea ("Guinea"), together with a bauxite mine to supply the refinery, port, railway and road infrastructure and all other ancillary infrastructure (the "Project"). This region is one of the largest bauxite producing regions in the world. Global Alumina intends to accomplish this initiative through its wholly-owned subsidiary, Guinea Alumina Corporation, Ltd. ("GAC") (formerly Boke Alumina Corporation, Ltd.), also a British Virgin Islands Corporation, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. ("Guinea Alumina") (formerly Boke Alumina Corporation S.A.R.L.). Global Alumina has been unprofitable since incorporation and to date has not earned any form of revenue, except interest income and other ancillary income related to fees earned on sales made by engineering consultants at Aluminpro Aluminium Industry Professionals Inc. ("Aluminpro"), a subsidiary of Global Alumina. To date, it has incurred a cumulative deficit of $44,392,761 since the commencement of operations on July 21, 1999.

Basic Agreement and Mining Concession Decree

On October 15, 2004, the Corporation and the Ministry of Mines and Geology (the "Ministry of Mines") of the Republic of Guinea signed an agreement (the "Basic Agreement") for the development, construction and operation of the Project. The Basic Agreement is a comprehensive investment and concession agreement that grants GAC and Guinea Alumina exclusive rights to build and operate an alumina refinery within a 690 square kilometre mining concession area (the "Mining Concession") near Sangaredi. On May 17, 2005, the Corporation and the Ministry of Mines signed an amendment to the Basic Agreement modifying certain terms, including amending the 15 year corporate tax exemption to a schedule of fixed annual payments. On May 19, 2005, the Republic of Guinea's National Assembly unanimously ratified the amended Basic Agreement. On July 4, 2005, the President of Guinea signed a decree publishing the amended Basic Agreement as law.

On January 23, 2006, the Government of Guinea issued a formal decree granting the Mining Concession to Global Alumina. Under the terms of the decree, the concession has an initial term of 25 years, renewable in accordance with the Basic Agreement.

On January 13, 2006, an agreement (the "Tripartite Agreement") was entered into between Global Alumina, the Government of Guinea and Compagnie des Bauxite de Guinée ("CBG"), a joint venture between Halco (Mining) Inc. and the Government of Guinea. Under the Tripartite Agreement, CBG agreed to transfer the area which would become the subject of the Mining Concession, which initially formed a portion of the original CBG concession, back to the Government of Guinea in exchange for exploitation permits for certain additional areas in the Cogon Tominé region of Guinea. The Government of Guinea subsequently granted the Mining Concession area to Global Alumina. If Global Alumina does not realize the refinery within six years from the date the Government of Guinea published the Mining Concession decree, its Mining Concession will revert to the Government of Guinea and, in the case of such reversion, CBG retains a right to request by written notice that the Government of Guinea return the Mining Concession to CBG's management. The Mining Concession will also revert to the Government of Guinea upon: the bankruptcy, cessation of business or liquidation of Global Alumina; or the transfer by Global Alumina to a third party of its mining rights with respect to the Mining Concession, if transfer is made without the written consent of the Government of Guinea and the proposed refinery has not been realized in accordance with the terms of the Basic Agreement.

Off-take Agreement Discussions

On September 30, 2005, Guinea Alumina entered into a 20 year purchase and sale agreement (the "DUBAL Off-take Agreement") with Dubai Aluminium Company Limited ("DUBAL") to purchase on a take or pay basis 40% of the annual production from the proposed refinery at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the London Metal Exchange (the "LME"). The percentage has been fixed for ten years of the contract and fixed within a range thereafter.

On January 24, 2006, Guinea Alumina entered into a 20 year purchase and sale agreement with Glencore International AG ("Glencore") to purchase on a take or pay basis 420,000 tonnes of alumina (representing 14% of the projected annual production from the proposed refinery) at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the LME subject to a minimum price. The percentage has been fixed for the life of the contract.

On December 7, 2001, GAPCO granted an option (the "Mitsubishi Option") to Mitsubishi Corporation ("Mitsubishi") for the purchase of up to 25% of the annual production from the proposed refinery. Under the Mitsubishi Option, after the date on which the Corporation has secured long-term purchase and sale agreements for 75% of the annual production from the proposed refinery, Mitsubishi will have 60 days to notify the Corporation of its intent to exercise all or part of its option to purchase the remaining 25% of the annual production from the proposed refinery. Upon the delivery of such notice from Mitsubishi, the Corporation must enter into good faith negotiations with Mitsubishi on the terms of a long-term purchase and sale agreement, the terms and conditions of which must be mutually agreeable to the parties. The obligations of GAPCO under the Mitsubishi Option were assumed by Global Alumina following the Arrangement.

On October 30, 2001, GAPCO granted an option to Marubeni Corporation ("Marubeni") for the purchase of up to 20% of the annual production from the proposed refinery, on similar terms to the Mitsubishi Option. Under an agreement dated March 2, 2006 (the "Marubeni Option Agreement"), Marubeni agreed to terminate this option in consideration for a lump-sum payment of $50,000 from Global Alumina. Under the Marubeni Option Agreement, the Corporation has also granted Marubeni an option to purchase up to an aggregate of 20% of the annual alumina output resulting from any addition of a third production line to the proposed refinery.

Under a memorandum of understanding, entered into in May 2005 with China Alumina Group, Ltd. ("CAG"), CAG expressed its intention to enter into a long-term purchase and sale agreement with Guinea Alumina for 25% of the annual production from the proposed refinery and to acquire an equity interest in Global Alumina. The memorandum of understanding has expired, but the parties remain in discussion with respect to off-take arrangements.

Selected Quarterly Information (unaudited)

	Quarter ended December 31, 2005	Quarter ended September 30, 2005	Quarter ended June 30, 2005	Quarter ended March 31, 2005	Quarter ended December 31, 2004	Quarter ended September 30, 2004	Quarter ended June 30, 2004	Quarter ended March 31, 2004
Total revenues (interest and fee income)	$488,573	$189,402	$192,209	$187,236	$125,901	$126,368	$113,322	$75,082
Net loss	(6,434,571)	(3,437,629)	(3,369,821)	(4,026,267)	(1,745,074)	(8,333,907)	(5,541,977)	(1,453,702)
Net loss per share	(0.05)	(0.03)	(0.03)	(0.03)	(0.02)	(0.08)	(0.06)	(0.02)

Results of Operations

Global Alumina has reported operating losses since inception. Global Alumina expects to continue to sustain operating losses in the future as it is expected to incur substantial costs during the development and construction phase of the Project and earn no revenue prior to 2009 at the earliest.

Global Alumina's operations during the year ended December 31, 2005 produced a net loss of $17,268,288 or $0.14 per share (2004 - $17,074,660 or $0.18 per share). Interest income for the year was $759,923 (2004 - $406,773). The interest income in 2005 and 2004 was earned on the proceeds realized from the private placements described under "Liquidity and Capital Resources".

The "Breakdown of Expenditures" table below provides a summary analysis of operating expenditures for each of the three years ended December 31, 2005. Coincident with an upturn in the market for alumina in 2004, the Corporation substantially accelerated its alumina refinery project development, engineering, financing and other pre-construction activities. This increased activity is reflected in the substantial increase in capital expenditures related to construction-in-progress in 2005 as compared to 2004. The expenditures related primarily to the refinery basic engineering, port engineering and design, environmental and other infrastructure engineering. The decrease in engineering expenses is mainly due to the Corporation's decision to capitalize all costs directly related to the construction of the refinery beginning October 1, 2004. Costs directly associated with the early stage construction of the Corporation's refinery facility in Guinea for the year ended December 31, 2005 were $69,461,534, of which $25,178 was recorded as engineering expenses in the Consolidated Statements of Operations and Deficit and $69,436,356 was capitalized and shown on the Consolidated Balance Sheet as construction-in-progress as compared to $6,399,812 of construction-in-progress and $9,340,006 in engineering expenses for the year ended December 31, 2004.

Professional and consulting fees include expenses related to consulting, legal, financing and accounting services. Increased capital raising activities and the negotiation of off-take agreements with DUBAL, Glencore and other strategic parties resulted in the increase in professional and consulting fees in 2005 as compared to 2004. The significant components of general and administrative expenses include Guinean operating expenses, travel and living expenses and insurance expenses. General and Administrative expenses increased by $4,429,007 to $6,685,958 in 2005 due primarily to the expansion of the operations in Guinea as the Corporation accelerated its pre-construction activities. Amortization expense in 2005 was $1,526,793, an increase of $1,034,971 over the prior year. The increase was due primarily to the acquisition in 2005 of construction equipment in Guinea. Of the total amortization charges in 2005, $593,805 relates to the amortization of engineering contracts attributable to the acquisition of Aluminpro in July 2004. The intangible assets were amortized over a twelve month period commencing July 2004 and were fully amortized as at December 31, 2005.

Capital Expenditures

The Corporation's current preliminary estimate of the total cost of the Project is in the range of $2.65 to $2.95 billion. The anticipated increase in the total Project cost is due primarily to a combination of the severe shortage of materials, construction equipment and contractors as a result of significant unusual events around the world (for example, the Tsunami reconstruction, Iraq reconstruction, the Pakistani earthquake and the impact of hurricanes in the United States and Caribbean) and higher energy prices, in addition to the substantial increase in new investment in the natural resource sector over the past several years. In addition, as a result of on-going engineering, the Corporation has determined to increase the initial capacity of the refinery by approximately 7% from 2.8 million tonnes per year to 3.0 million tonnes per year. The Corporation has not determined final costs estimates for completion of the Project and has not completed a final economic feasibility study of the Project. The final cost estimates will depend on the completion of engineering studies and the negotiation of construction contracts. Expenditures to date on the Project are approximately $91 million. The Project development schedule contemplates that bauxite production from the Mining Concession will commence in 2008, initial alumina production from the refinery will commence in early 2009 and that within six months thereafter a second processing line will be completed, bringing the refinery to production at its planned 3.0 million tonnes per year capacity by 2010. If the Corporation does not realize the refinery by January 2012, the Mining Concession will revert to the Government of Guinea.

The Project is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Potential cost overruns and completion delays are significant risks in projects of this size, particularly in less developed countries. Price escalation is a concern especially in current market conditions where unstable markets for building materials and consumables have risen steadily over the past five years. In addition, the Corporation must relocate households affected by the development of the Project and will incur the cost of developing resettlement areas and compensating households for loss of lands, structures and crops. The cost of the resettlement plan will depend on the number of affected persons and on the outcome of negotiations with those persons and cannot be predicted with certainty. Such costs could be material.

Breakdown of Expenditures

Expenditures	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Construction-in-progress	69,436,356	6,399,812	Nil
Engineering	25,178	9,340,006	106,328
Professional fees	10,087,779	5,426,554	815,512
General and administrative	6,685,958	2,256,951	205,784
Amortization	1,526,793	491,822	Nil
Total expenditures	87,762,064	23,915,145	1,127,624

Liquidity and Capital Resources

At December 31, 2005, the Corporation had working capital of $73,470,032, compared to working capital of $47,596,920 at December 31, 2004. The increase is primarily attributed to the Corporation receiving net proceeds of $117,150,448 from the private placements described below.

Private Placements

On September 30, 2005, the Corporation closed a private placement to DUBAL of 10,000,000 common shares at $2.00 per share for gross proceeds of $20 million (the "Initial Subscription"). The subscription proceeds are shown as a receivable at September 30, 2005 and were received by the Corporation on October 3, 2005. The offering expenses for the Initial Subscription were $120,435.

On October 20, 2005, the Corporation closed a private placement to Emirates International Investments LLC ("EIIC") of 25,000,000 common shares at $2.00 per share for gross proceeds of $50 million. The offering expenses for the EIIC private placement amounted to $2,627,575.

On December 29, 2005, the Corporation closed a private placement to IDB Infrastructure Fund L.P. ("IDBIF"), a limited partnership established in the Kingdom of Bahrain, of 22,222,222 common shares at $2.25 per share for gross proceeds of $50 million. The offering expenses for the IDBIF private placement amounted to $101,541.

Contractual Commitments

Effective March 1, 2004, GAPCO appointed Citigroup Global Markets Inc. ("Citigroup") as its financial advisor in connection with raising debt for development and construction funding of the Project. The Corporation has agreed to pay to Citigroup a monthly retainer of $50,000 and success fees based on an agreed upon formula. The success fees will accrue upon receipt of commitment letters for project-associated debt financing and will be payable in full on the execution and delivery of the definitive financing documents. The agreement with Citigroup will continue until the earlier of the consummation of debt financing and January 1, 2007.

On February 18, 2005, Global Alumina entered into a memorandum of understanding with Technip France S.A. ("Technip") under which Technip will assume the role of engineering, procurement and construction contractor for the construction of the Corporation's refinery in Guinea. Under the memorandum of understanding, Technip has agreed to move forward on the design and procurement of the refinery ("Phase One") and both parties have agreed to commence negotiations on the terms of the final contract for the construction of the refinery. To date, the Corporation has paid an aggregate of $21,107,615 to Technip in connection with Phase One. The total remaining aggregate payments to be made to Technip in connection with Phase One will depend on the current negotiations between the Corporation and Technip with respect to the scope and time period for completion of Phase One.

Under a memorandum of understanding dated April 29, 2005, as amended by an amending agreement dated October 26, 2005 (collectively, the "Joint MOU"), Technip, Consolidated Contractors International Company, SAL ("CCIC") and Chicago Bridge & Iron Company B.V. ("CB&I") agreed to cooperate during the design and procurement phase of the proposed refinery, including the early works and mobilization phase and the construction, pre-commissioning and commissioning phase of the refinery. The parties agreed to negotiate a more detailed agreement with the Corporation. Under the Joint MOU, the Corporation will reimburse CCIC and CB&I for direct works performed during the early works and mobilization phase of the refinery, based on a schedule to the Joint MOU setting out hourly rates applicable to specified personnel. CB&I is currently engaged in the engineering work in connection with the precipitation unit of the proposed refinery. To date, the Corporation has made aggregate payments of $8,455,985 and $851,221 to CCIC and CB&I, respectively.

From time to time, Global Alumina may enter into letter of credit arrangements in the ordinary course of business. As of December 31, 2005, there was one letter of credit outstanding for $15,316,955 in connection with dredging activities for construction of the port facilities in Guinea. Global Alumina is required to keep cash on hand in this amount until the letter of credit expires on April 28, 2006. As of January 25, 2006, the amount of the outstanding letter of credit was reduced to $6,612,200.

The Corporation expects that it will have sufficient cash resources to meet its non-discretionary operating and capital expenditure requirements through to the end of 2006. Management will adjust the Corporation's discretionary operating and capital expenditures according to its available capital resources during 2006. The Corporation will require substantial additional debt and equity financing in order to maintain its current anticipated construction schedule for initial alumina production in 2009. The Corporation has entered into equity financing agreements as described under "Financing Agreements" below and is continuing discussions with other potential strategic equity investors.

The Corporation will not be able to complete the Project unless it is successful in its proposed capital raising efforts. As a development-stage company with no revenues and only limited assets and capital, there is no assurance that the Corporation will be able to obtain the required financing to complete the Project on terms favourable to the Corporation or at all. Global Alumina anticipates the need to raise approximately $1 billion pursuant to equity offerings and an estimated $1.80 billion of debt capital to complete the Project. To date, the Corporation has raised approximately $244 million through the private placement of equity securities and the exercise of outstanding Warrants and has conditional commitments from DUBAL and EIIC for an additional aggregate estimated amount of $230 million. See "Financing Agreements" below. The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. The absence of a developed legal regime in Guinea, especially with respect to real and personal property security, will make more complicated and less certain the ability of lenders to take a security interest in the Corporation's assets. This may limit the universe of lenders willing to lend to the Corporation or increase the Corporation's borrowing costs or otherwise subject the Corporation to more onerous financing terms. There is no assurance that the Corporation will secure sufficient capital on terms and conditions acceptable to it or at all. Failure to raise additional funding would have a material adverse effect on the Corporation and its ability to continue the Project.

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating Leases	3,750,978	652,344	1,304,688	1,304,688	489,258
Total Contractual Obligations	3,750,978	652,344	1,304,688	1,304,688	489,258

Financing Agreements

The private placements to DUBAL, EIIC and IDBIF are part of the Corporation's efforts to secure equity financing for the Project. The agreements are described below.

The DUBAL Subscription Agreement

On August 10, 2005, the Corporation entered into a subscription agreement with DUBAL (the "DUBAL Subscription Agreement") and completed the Initial Subscription thereunder, as described above under "Liquidity and Capital Resources", on September 30, 2005.

DUBAL has also agreed to subscribe for additional common shares for an estimated aggregate subscription price of $180 million (the "Additional Subscription"). Following the Additional Subscription, DUBAL will hold 25% of the Corporation's common shares on a fully-diluted basis. In consideration of the estimated aggregate $200 million payments by DUBAL, DUBAL will also be entitled to receive a number of common shares equal to one-third of the common shares issued by the Corporation from time to time pursuant to the conversion of certain convertible debt securities to be issued to third parties (including the proposed EIIC Debenture, as described below). DUBAL's entitlement to the common shares to be delivered upon conversion of the convertible debt arises upon the completion of the Additional Subscription but the delivery of such common shares to DUBAL will be made, at no additional cost to DUBAL, at dates in the future if and when the convertible debt is issued and converted and the number of such common shares is known. In addition, After the closing of the Additional Subscription and for so long as DUBAL owns not less than 10% of the outstanding common shares, DUBAL will be entitled to subscribe for up to 25% of any future issuances of common shares (or securities that may be converted into or exchanged for common shares) by the Corporation at the same price at which the securities are offered to others.

The Additional Subscription is conditional on: (i) the Corporation raising by way of issuance of equity securities (including convertible debt) a cumulative amount of equity sufficient to satisfy the requirement of the Project lenders for equity capital (the "Project Equity Raise"); (ii) the Corporation amending its articles to explicitly limit its corporate objectives to the development, operation and expansion of alumina refineries in Guinea and ancillary activities; and (iii) the Corporation obtaining conditional commitments or other evidence of agreement in principle from Project lenders of their intent to provide the necessary debt financing for completion of the Project.

Under the DUBAL Subscription Agreement, DUBAL has the right to nominate one representative for election to the Corporation's Board of Directors prior to the completion of the Additional Subscription. Ahmed Fikree, the DUBAL representative, was appointed to the Board of Directors in November 2005. After the completion of the Additional Subscription: for so long as DUBAL holds not less than 19.9% of the issued and outstanding common shares, DUBAL will have the right to nominate 25% of the Board of Directors of Global Alumina; and for so long as DUBAL holds not less than 10% but less than 19.9% of the issued and outstanding common shares, DUBAL will have the right to nominate 16.67% of the Board of Directors of Global Alumina.

The EIIC Subscription Agreement

Under a subscription agreement with EIIC dated August 16, 2005 and amended September 22, 2005 (collectively, the "EIIC Subscription Agreement"), EIIC purchased 25,000,000 common shares at $2.00 per share on October 20, 2005, as described above under "Liquidity and Capital Resources".

Under the EIIC Subscription Agreement, EIIC has also agreed to subscribe for a $50,000,000 principal amount convertible debenture (the "Debenture"). The Debenture will have a five year term and will bear interest at the rate of 10% per year payable on June 30 and December 31 of each year. For a period of 12 months following notification by the Corporation to EIIC that the

Project Equity Raise has been completed, the Debenture will be convertible into common shares, in whole but not in part, at a conversion price of $2.50 per common share for a total of 20 million common shares. The Corporation anticipates that the Debenture will be issued prior to the end of 2006.

Under the EIIC Subscription Agreement, EIIC has the right to nominate one representative for election to the Corporation's Board of Directors so long as EIIC holds not less than 10% of the Corporation's issued and outstanding common shares. EIIC will have the right to remove and replace its representative upon 90 days notice to the Corporation prior to each annual general meeting of the Corporation's shareholders. The Corporation anticipates that EIIC's nominee will be put forward as a nominee for election at the Corporation's annual general and special meeting of shareholders to be held on May 8, 2006.

The IDBIF Subscription Agreement

On December 29, 2005, the Corporation closed a private placement to IDB Infrastructure Fund L.P. ("IDBIF"), a limited partnership established in the Kingdom of Bahrain, for 22,222,222 common shares at $2.25 per share for gross proceeds of $50 million. Under the subscription agreement dated November 29, 2005 between the Corporation and IDBIF (the "IDBIF Subscription Agreement"), as long as IDBIF holds more than 5% of the Corporation's issued and outstanding common shares, the Corporation will not issue any common shares at a price per share of less than $2.25, other than pursuant to (i) the terms of certain pre-existing agreements; (ii) an exercise of warrants issued by the Corporation prior to the execution of the IDBIF Subscription Agreement; (iii) an exercise of options granted in the ordinary course and consistent with past practices; or (iv) a public offering of common shares by way of prospectus.

Off-Balance Sheet Arrangements

The Corporation had no off-balance sheet arrangements as at December 31, 2005 or at December 31, 2004.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities , and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting year. Actual results could differ from those estimates.

The Corporation's significant accounting policies are summarized in Note 2 to the audited financial statements for the year ended December 31, 2005. The policies described below have the most significant effect in the preparation and presentation of our consolidated financial statements.

Development Costs

Based on the criteria set out in Canadian Institute of Chartered Accountants ("CICA") Handbook section 3450 "Research and Development Costs" and Accounting Guideline 11 "Enterprises in the Development Stage", the Corporation has determined that all of its development costs to date should be expensed. The Corporation will closely monitor future developments to assess the appropriateness of this policy.

Construction-In-Progress

Beginning October 1, 2004, in accordance with Section 3061, "Property, Plant and Equipment," of the CICA Handbook, the Corporation commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery begins commercial production.

The Corporation will recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified:

(a) a change in the extent to which the project asset is expected to be used;
(b) a change in the manner in which the project asset is expected to be used;
(c) an interruption to the construction project for an extended period of time;
(d) physical damage to the construction project; or
(e) a change in the law or environment significantly affecting the completion of the construction project.

Financing Costs

The costs incurred by the Corporation in anticipation of securing its project financing arrangements are expensed unless all of the following criteria are met:

(a) the costs are incremental and directly related to financing;

(b) the proposed financing details are specifically identified; and

(c) completion of the financing is considered to be more likely than not.

If all of the above criteria are met, the costs will be deferred and expensed over the related term of the debt or, in the case of an equity offering, recorded as a reduction of the proceeds.

Financial Instruments and Other Instruments

The Corporation's financial instruments include cash and cash equivalents, amounts due from affiliates, other assets and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values.

Outstanding Share Data

Common Shares

The Corporation has authorized an unlimited number of common shares, with no par value, of which 177,682,746 shares were issued and outstanding as at December 31, 2005 and 199,847,145 common shares are issued and outstanding as of the date hereof.

Share Purchase Warrants

Number of Shares Exercisable	Expiry Date	Exercise Price
250,000	July 19, 2006	$1.50
4,000,000	December 31, 2006	$1.00
2,790,850	February 3, 2008	$1.00

As of December 31, 2005, there were outstanding an additional 23,765,749 warrants exercisable for an aggregate of 23,765,749 common shares at an exercise price of $1.50 per share. These warrants had an expiry date of February 3, 2006. On or before February 3, 2006, 22,136,899 of these warrants were exercised, for aggregate proceeds of $33,205,348.50. The remaining 1,628,850 warrants expired unexercised.

Employee Stock Options

Under the Corporation's stock option plan for employees, directors, officers and consultants of the Corporation there have been 2,390,500 options granted. Each option is exercisable for one common share. Ten million common shares have been reserved for issuance under the stock option plan. Options with respect to 7,609,500 common shares remain available for future issuance. The following table summarizes the relevant expiry dates and exercise prices for options granted under the stock option plan as of the date hereof.

Number of Shares Exercisable	Expiry Date	Exercise Price
1,010,000	May 24, 2009	$1.50
25,000	August 24, 2009	$1.52
752,000	March 10, 2010	$2.50
483,500	July 25, 2010	$1.40
75,000	November 8, 2010	$1.57
45,000	March 7, 2011	$1.75

The fair value of stock options is recognized in income over the applicable vesting period as compensation expense. Compensation expense in the amount of $710,682 (2004 – $271,483) has been recognized in the financial statements.

Related Party Transactions

Related party transactions are disclosed in Note 11 to the audited annual financial statements for the year ended December 31, 2005 and are summarized below.

The Corporation has agreed to pay Karalco Resources Ltd. ("Karalco") a monthly retainer for professional services regarding development activities with respect to the Project. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Corporation. The monthly retainer was increased to $60,000 from $45,000 effective October 1, 2004. Karalco is controlled by Karim Karjian, a director and shareholder of Global Alumina. Between October of 2004 and February of 2005, the Corporation and Karalco agreed to an incentive based compensation arrangement in addition to the monthly payments of $60,000. Payments made to Karalco under this incentive structure are based on the achievement of specific goals, including: the ratification by the Guinea National Assembly of the Basic Agreement; the promulgation of the subsequent decree by the President of Guinea; the entering into of a co-operation agreement among Global Alumina, Guinea and CBG in respect of the use of common rail and port facilities; and such other events as will be agreed to by the Corporation and Karalco. The monthly retainer payments are designed to reflect an estimated portion that is attributable to the out-of-pocket and related administrative expenses ("Incidental Expenses") incurred by Karalco. The Corporation periodically reviews the terms and conditions of the arrangement with Karalco and resets the retainer to reflect such changes in estimates. During the fourth quarter in 2005, the Corporation determined that an amount of $300,000 was payable with respect to the Incidental Expenses. The total payments with respect to the monthly retainer, the incentive based compensation and the Incidental Expenses for the year ended December 31, 2005 were $1,270,000 (2004 - $585,000).

Prior to 2006, the Corporation had an agreement with Herakles Capital Corp. ("Herakles"), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. Herakles is controlled by Bruce Wrobel, Global Alumina's Chief Executive Officer and a shareholder of the Corporation. Herakles was reimbursed at cost for all professional services rendered by employees of, and consultants retained by, Herakles. The total payments for the years ended December 31, 2005 and 2004 amounted to approximately $1,181,000 and $543,000 , respectively. Effective January 1, 2006, the agreement with Herakles covers solely the professional services of Mr. Wrobel.

The Corporation also reimbursed Herakles for occupancy expenses. Occupancy expenses for the years ended December 31, 2005 and 2004 were approximately $215,000 and $86,000, respectively. This arrangement terminated when the Corporation moved in December 2005 to new offices, which are shared with Sithe Global Power, LLC ("Sithe Global"). Sithe Global reimburses the Corporation for its pro rata share of occupancy expenses. Occupancy costs paid by Sithe Global to the Corporation amounted to $95,825 and $nil for the years ended December 31, 2005 and 2004, respectively.

Mr. Wrobel is also the Chief Executive Officer of Sithe Global, which has provided and continues to provide professional services to the Corporation through employees of, and consultants retained by, Sithe Global. Sithe Global is reimbursed at cost for all professional services rendered by employees of, and consultants retained by, Sithe Global. The total payments for the years ended December 31, 2005 and 2004 amounted to approximately $218,000 and $nil, respectively.

Prior to September 2004, Mr. Wrobel was the Chief Executive Officer of Sithe Energies, Inc. ("Sithe Energies"), which formerly provided professional services to the Corporation. Sithe Energies was reimbursed at cost for those services. The total payments for the years ended December 31, 2005 and 2004 were $nil and $140,000, respectively. In January 2005, following a change of control at Sithe Energies, the relationship between Sithe Energies and Global Alumina was terminated.

Mr. Fikree is the Director, Commercial and Corporate Development, for DUBAL. DUBAL and the Corporation are parties to the DUBAL Subscription Agreement and the DUBAL Off-take Agreement.

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

On June 7, 2005, Global Alumina incorporated Global Alumina Services Company, a Delaware company, to provide management services to the Corporation, including day-to-day management activities and direction of operations, regulatory compliance and investor relations. The foregoing services are being provided by Global Alumina Services Company upon terms and conditions which will be formalized pursuant to a services agreement between Global Alumina and Global Alumina Services Company. To date, the services agreement has not been completed or executed by either party.

Risk Factors

The Corporation is a development-stage company undertaking a large complex capital-intensive project in a developing country and is subject to numerous risks and challenges. In addition to the risk factors described herein and under the heading "Risk Factors" in the Corporation's management's discussion and analysis dated November 8, 2005, available on SEDAR, and the Corporation's Annual Information Form to be filed on SEDAR on or before March 31, 2006, additional risks and uncertainties, including risks not currently known to the Corporation or that the Corporation currently considers immaterial, may also adversely affect the Corporation's business. Any of these risks could materially and adversely affect the Corporation's business, financial condition, results of operations and growth strategy.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's Chairman and Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As at the end of the period covered by this management's discussion and analysis, management of the Corporation, with the participation of the Chairman and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chairman and Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Corporation's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Corporation, including the Chairman and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Additional Information

Additional documents and information regarding the Corporation, including summaries of the material terms of the EIIC, DUBAL and IDBIF transactions and the Corporation's Annual Information Form to be filed on SEDAR on or before March 31, 2006, are or will be available through SEDAR and can be accessed through the Internet at www.sedar.com.


Global
Alumina

2005 ANNUAL REPORT

MARCH 21, 2006

Forward Looking Information

Certain information in this annual report is ''forward looking information'', which reflects management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. In this annual report, the words ''may'', ''would'', ''could'', ''should'', ''will'', ''intend'', ''plan'', ''anticipate'', ''believe'', ''seek'', ''propose'', ''estimate'' and ''expect'' and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this annual report contains forward looking information pertaining to the following:

- bauxite reserve and resource quantities;
- the ultimate recoverability of reserves;
- future production levels;
- the amount, nature and timing of capital expenditures;
- the timing of refinery construction and mine start up;
- expectations regarding the negotiation of contractual rights;
- expectations regarding the financing of the Project (as defined herein) and the sources of financing;
- prices for alumina and aluminium;
- operating and other costs;
- treatment under the fiscal terms of the ''tax exhibit'' to the Basic Agreement (as defined herein) and the negotiation and terms of agreements relating to the Corporation's access to and use of certain infrastructure required for the development and operation of the Project; and
- business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the political and economic risks of investing in a developing country; the Corporation may not be able to secure sufficient financing; construction may be affected by cost overruns, delays, labour shortages and other construction risks; the Corporation's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined herein) in certain circumstances; volatility of alumina and aluminium prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading ''Risk Factors'' in the Corporation's management's discussion and analysis dated November 8, 2005, available on SEDAR, and the Corporation's Annual Information Form to be filed on SEDAR on or before March 31, 2006. Although the forward looking information contained in this annual report is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this annual report as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of the applicable components hereof and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances.

CONTENTS

CHAIRMAN'S LETTER

Fellow Shareholders,

I am pleased to report to you on Global Alumina's activities and financial results for the year ended December 31, 2005 and to discuss our view of the year ahead. I first want to express, however, on behalf of your Board of Directors, management team and employees, our sincere gratitude for your continued investment in and support of Global Alumina over the past year.

Global Alumina's ultimate goal is to become one of the world's leading producers and suppliers to the aluminium industry of high quality, metallurgical grade alumina. We are pursuing this goal through the development, construction and operation of what will be the world's largest green-field alumina refinery ever constructed. The refinery will be located in the Republic of Guinea, a West African country that is home to approximately one-third of the world's economically recoverable bauxite. Bauxite is the primary feedstock from which alumina is produced. When completed, Global Alumina's three million tonne per year alumina refinery is expected to produce over 4% of the world's alumina (ranking it immediately among the top ten alumina producers), and is expected to be among the lowest cash operating cost producers in the world.

An industrial development of this scale in such an undeveloped part of the world is highly complex. Global Alumina must design, finance and build a broad array of infrastructure to support the refinery itself, including road and rail extensions, new electric and thermal energy supply, port facilities including loading/unloading and commodity storage facilities, water supply and water treatment facilities and telecommunication capabilities. Global Alumina must even design and build an entirely new community for its employees and their families. Each of these ancillary elements is itself a significant undertaking, bringing each day new and complex challenges which need to be studied, understood and quickly overcome.

To accomplish our goal, we have assembled one of the most impressive teams of experts – engineers, planners, scientists, sociologists, operators, lawyers and financiers – from around the world who share our common goal of turning this concept into reality. They have come from many different countries, from some of the largest companies in the aluminium industry, from academia, from government and even from the comfort of retirement to share the excitement of Global Alumina's rapid development. I wish that each of you could have the opportunity to spend a day or two together with our team and witness for yourself the knowledge, the skills, the drive and determination, the excitement as well as the shared sense of history-in-the-making that permeates the entire Global Alumina team.

But now it is time to reflect upon Global Alumina's achievements, challenges and potential as we transition this year from our advanced stage of development into full scale construction.

Global Alumina has only a few things it needs to do very well to succeed. First, Global Alumina must plan and design, and then efficiently execute the construction and reliable operation of the refinery and supporting infrastructure. Second, Global Alumina must secure sufficient debt and equity capital to finance the construction of the refinery and infrastructure. Third, and finally, Global Alumina must be able to sell the alumina to generate sufficient revenues to repay debt and earn an attractive return on equity. It is my intent in the paragraphs below to give you an honest assessment of Global Alumina's achievements and challenges in each of these areas:

- The engineering design of the refinery and the supporting infrastructure has been proceeding satisfactorily. The process design has been finalized and the overall refinery engineering is well advanced. The supporting infrastructure is also quite advanced and is actually completed in many areas. Although we have encountered technical obstacles throughout the year, these are to be expected in a project of this size and satisfactory solutions have been found in every case. Our bauxite exploration and assessment has confirmed that there are significant quantities of high quality bauxite in close proximity to the refinery and its planned expansion.

  Throughout the past year, Global Alumina has been increasing its level of investment in the construction of key infrastructure. The land reclamation work for our port terminal at Kamsar has proceeded essentially on-time and within budget. The approximately $22 million contract with Dredging International will be completed in March 2006. The construction of new roads to the refinery, with branches to the quarry and to the proposed new town, has likewise proceeded within schedule and budget. Global Alumina is currently opening a quarry and assembling a batch plant to enable concrete production for full scale construction. All construction related critical path items and the necessary operations' planning, recruiting and training requirements are being addressed to maintain the current schedule for an early 2009 production of alumina.

The biggest challenge to date, however, has been with the negotiation of the engineering, procurement and construction (''EPC'') contracts with the consortium of Technip, Consolidated Contractors International Company (''CCIC'') and Chicago Bridge & Iron (''CB&I''). Global construction activity is unusually intense at the moment, driven by an unprecedented increase in natural resource and mining sector investment and an unusual occurrence of multiple one-time events such as tsunami reconstruction, Iraq reconstruction, recovery efforts from the impacts to the Caribbean and Gulf Coasts from the intense 2005 hurricane season and the major earthquake in Pakistan. Materials are scarce, construction equipment is scarcer and construction management is in short supply, making it difficult for our contractors to secure competitive quotes with fixed delivery dates for equipment and services. As a result, prices have risen and schedules have been stretched resulting in a significant increase in the construction costs relating to the project.

Our biggest challenge for 2006 will be our continuing effort to find ways to reduce capital costs and accelerate the construction schedule. In addition to on-going value engineering, Global Alumina is exploring ways to reapportion risk in the contracts as a way to mitigate rising capital costs. While I am confident that Global Alumina will be successful in optimizing construction plans for the project, it is now expected that total capital costs for the project will be in the range of $2.65 to $2.95 billion dollars. It is our intent to finalize a construction plan by mid-2006. In the interim, we have been funding critical construction activities to maintain an early 2009 start-up schedule.

- Global Alumina was very successful in 2005 in raising the capital necessary to carry on the design and preliminary construction of the project. Global Alumina closed on equity investments totaling $120 million in 2005 and has executed conditional subscription agreements covering an additional estimated $180 million of equity and $50 million of convertible debt. Together with warrants exercised earlier this year, the total capital raised by Global Alumina to date is approximately $244 million. Though we are disappointed with Global Alumina's share price performance in 2005, it should be noted that the $120 million of equity raised in 2005 was privately placed and priced at approximately 30% to 50% premiums to the then current price. Global Alumina is currently evaluating its various options for raising the remaining equity and is confident of its ability to do so as needed by the project's requirements.

  Global Alumina's work on its debt financing is proceeding apace with its project structuring. We are in discussion with a group of core prospective lenders and are working toward our goal to close on approximately $1.8 billion in loans by year-end. The lender group has retained common counsel and independent engineering, environmental, alumina market, financial and insurance advisors which are assisting with their due diligence process. The lenders are predominantly government export credit agencies and bi-lateral and multi-lateral development agencies which have shown keen interest in the successful development of Guinea's alumina refining industry. Though we have much work yet to complete to satisfy this lender group, we are confident in their motivation and our ability to navigate the process to a successful closing.

- The alumina market outlook continues to be exciting. The significant alumina production deficit experienced throughout 2005 is expected to become even tighter for 2006. In 2005, Global Alumina placed 40% of its production under a 20-year contract with Dubai Aluminium Company Limited and in January of this year placed an additional 420,000 tonnes annually under a 20-year contract with Glencore International AG. Global Alumina has received expressions of interest from various parties for additional alumina exceeding the production capacity of its initial refinery and proposed 50% future expansion. Alumina spot prices have increased from previously unprecedented highs of $400/tonne at the beginning of 2005 to over $600/tonne today. Likewise, the price of aluminium to which our alumina contract prices are directly linked has rocketed from below $1,700/tonne in 2005 to a current price near $2,500/tonne. Through its alumina marketing efforts during this high price environment, Global Alumina will seek to recognize the potentially significant increase in expected revenue that could offset the impact of rising construction costs.

  Global Alumina is confident of selling 100% of its alumina production. Our opportunity and challenge, however, is to develop customer relationships strategically with those parties which add value in other ways to the success of the project beyond just a high price.

Not to be lost amongst all of the technical and financial developments is the historic impact Global Alumina is having on the Republic of Guinea. Global Alumina's world class refinery will be the first to be built for decades in this country which possesses one-third of the world's highest quality recoverable bauxite. We fully expect Guinea to become the aluminium industry's preferred source for its incremental alumina requirements for decades to come through Global Alumina's expanding operations and new refineries that may be developed. With Global Alumina leading the way, it appears that the future of this West African nation has brightened considerably.

In summary, we continue to be extremely optimistic with respect to the future of Global Alumina. There is a developing need in the market for Global Alumina's refinery. We have an excellent design, superb bauxite reserves, skilled management, an attractive market for our product and strong relationships with the government of Guinea and local leaders. We look forward in the coming years to delivering a world class refinery built with the highest environmental and social standards in mind and ultimately producing the attractive returns our shareholders expect. We look forward to making you proud to be a shareholder of Global Alumina!

Thank you,

(Signed) BRUCE WROBEL
Chairman and Chief Executive Officer

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Global Alumina Corporation (the "Company") were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The significant accounting policies of the Company are summarized in note 2 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

PricewaterhouseCoopers LLP, Chartered Accountants, the Company's independent auditors, conduct an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. As well, they make an assessment of the accounting principles used and significant estimates made by management and they evaluate the overall financial statement presentation.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The members of the Audit Committee are not officers of the Company. The Audit Committee meets with management as well as with the independent auditors to review the internal controls over the financial reporting process, the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(Signed) MICHAEL J. CELLA
Chief Financial Officer

March 21, 2006

AUDITORS' REPORT

To the Shareholders of
GLOBAL ALUMINA CORPORATION

We have audited the consolidated balance sheet of GLOBAL ALUMINA CORPORATION as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Toronto, Ontario, Canada
February 24, 2006

CONSOLIDATED FINANCIAL STATEMENTS
GLOBAL ALUMINA CORPORATION

CONSOLIDATED BALANCE SHEETS
(In United States Dollars)

	As at December 31,	
	2005	**2004**
ASSETS		
Current assets		
Cash	$ 71,413,258	$51,554,031
Restricted cash (note 9)	15,316,955	—
Prepaids	2,131,217	49,000
Due from affiliates and other assets	35,524	126,239
	88,896,954	51,729,270
Engineering contracts (note 3)	—	593,805
Construction-in-progress (note 4)	75,836,168	6,399,812
Property, plant and equipment (note 4)	8,644,094	33,898
	$173,377,216	$58,756,785
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 15,426,923	$ 4,132,350
Shareholders' Equity		
Capital stock and other equity (note 6)	201,360,887	81,477,424
Contributed surplus	982,167	271,484
Accumulated deficit	(44,392,761)	(27,124,473)
	157,950,293	54,624,435
	$173,377,216	$58,756,785

Approved by the Board of Directors

(Signed) BRUCE J. WROBEL
Director

(Signed) MICHAEL J. CELLA
Director

GLOBAL ALUMINA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(In United States Dollars)

	Years ended December 31, 2005	Years ended December 31, 2004	Cumulative period from July 21, 1999 (date of incorporation) to December 31, 2005
Other income			
Interest	$ 759,923	$ 406,773	$ 1,166,696
Other	297,497	33,900	987,728
	1,057,420	440,673	2,154,424
Expenses			
Engineering	25,178	9,340,006	15,041,729
Professional fees	10,087,779	5,426,554	18,793,439
General and administrative	6,685,958	2,256,951	10,675,506
Amortization	1,526,793	491,822	2,018,615
	18,325,708	17,515,333	46,529,289
Loss for the year	$(17,268,288)	$(17,074,660)	$(44,374,865)
Basic and diluted loss per share (note 8)	$ (0.14)	$ (0.18)	$ (0.29)
Deficit – Beginning of year	$(27,124,473)	$(10,031,917)	
Reverse takeover costs	—	(17,896)	
Loss for the year	$(17,268,288)	$(17,074,660)	
Deficit – End of year	$(44,392,761)	$(27,124,473)	

GLOBAL ALUMINA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In United States Dollars)

	Years ended December 31, 2005	Years ended December 31, 2004	Cumulative period from July 21, 1999 (date of incorporation) to December 31, 2005
Cash provided by (used in)			
Operating activities			
Loss for the year	$(17,268,288)	$(17,074,660)	$(44,374,865)
Stock options (note 6)	710,682	271,483	1,232,165
Common stock issued for services	—	—	50,000
Amortization	1,526,793	491,822	2,018,615
	(15,030,813)	(16,311,355)	(41,074,085)
Changes in non-cash items relating to operating activities			
Prepaids	(2,077,390)	(49,000)	(2,126,390)
Due from affiliates and other assets	90,715	(218,178)	(127,463)
Accounts payable and accrued liabilities	11,294,573	2,325,432	15,372,553
Accrued interest	—	(5,000)	—
Cash used in operating activities	(5,722,915)	(14,258,101)	(27,955,385)
Investing activities			
Acquisition of Aluminpro (note 3)	—	(576,684)	(576,684)
Additions to other assets	(9,543,184)	(39,879)	(9,583,063)
Additions to construction-in-progress	(69,436,356)	(6,399,812)	(75,836,168)
Restricted cash	(15,316,955)	—	(15,316,955)
Payments to affiliates	—	—	(71,099)
Cash used in investing activities	(94,296,495)	(7,016,375)	(101,383,969)
Financing activities			
Proceeds from issuances of common shares	119,883,464	73,069,924	200,556,888
Deferred financing charges	(4,827)	—	(4,827)
Collection of stock subscription receivable	—	4,000	4,000
Repayment of note payable	—	(300,000)	—
Proceeds from affiliates	—	—	196,551
Cash provided by financing activities	119,878,637	72,773,924	200,752,612
Net increase in cash	19,859,227	51,499,448	71,413,258
Cash – Beginning of year	51,554,031	54,583	—
Cash – End of year	$ 71,413,258	$ 51,554,031	$ 71,413,258

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

1. Nature of operations

Global Alumina Corporation (Global Alumina or the company), then known as Global Alumina Products Corporation (GAPCO), filed articles of continuance under the New Brunswick Business Corporations Act on May 26, 2004. GAPCO completed a reverse takeover transaction with PL Internet Inc. (PLI) on May 25, 2004 and subsequently changed its name to Global Alumina. Global Alumina's business is the development of an alumina refinery located in the bauxite mining region of the Republic of Guinea (Guinea). Global Alumina intends to accomplish this initiative through its wholly owned subsidiary, Guinea Alumina Corporation, Ltd. (formerly Boke Alumina Corporation, Ltd.), a British Virgin Islands company, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. (formerly Boke Alumina Corporation S.A.R.L.). At the annual general meeting held on April 28, 2005, the company's shareholders approved a change to the company's name from Global Alumina Products Corporation to Global Alumina Corporation.

The company is solely focused on the design, finance, construction and operation of an alumina refinery, and associated infrastructure improvements. In 2001, the company discontinued development of an aluminum smelter project for which it had incurred cumulative directly attributable expenditures of $1,630,000. The balance of the cumulative expenses to date relates to the alumina refinery project.

On October 15, 2004, the company and the Ministry of Mines and Geology (Ministry) of the Republic of Guinea signed an agreement (the basic agreement) for the construction and operation of an alumina plant refinery at Sangaredi. The basic agreement is a comprehensive investment and concession agreement that grants the company exclusive rights to build and operate an alumina refinery.

On May 17, 2005, the company and the Ministry signed an amendment to the basic agreement that modified certain terms. On May 19, 2005, the Republic of Guinea's national assembly unanimously ratified the amended basic agreement. On July 4, 2005, the president of the Republic of Guinea signed a decree adopting the amended basic agreement into law.

The company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project. The company is directing substantially all of its efforts to various set-up activities, including engineering, development, raising capital and preliminary construction activities.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

Principles of consolidation

The consolidated financial statements include the accounts of Global Alumina Corporation and its direct and indirect wholly owned subsidiaries, Aluminpro Aluminium Industry Professionals Inc., Global Alumina Services Company, Global Alumina International, Ltd., Guinea Alumina Corporation, Ltd. and Guinea Alumina Corporation, S.A. All material intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Income taxes

The company uses the asset and liability method of accounting for income taxes, under which future income tax assets and liabilities are recognized for the estimated future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using income tax rates in effect for the period in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates or laws is recognized as part of the provision for income taxes in the period the changes are considered substantively enacted.

Future income tax benefits attributable to these differences, if any, are recognized to the extent that the realization of such benefits is more likely than not.

Foreign currency translation

Reporting currency

The consolidated financial statements are presented in U.S. dollars (the reporting currency).

(In United States Dollars)

The financial statements of the company's fully integrated subsidiaries are translated into U.S. dollars using the temporal method. Monetary items are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates, with corresponding amortization translated at the same exchange rates as the assets to which they relate. Revenues and expenses are translated into U.S. dollars at the rates of exchange prevailing when the underlying transactions occurred. Foreign exchange gains or losses on translation are recognized in the consolidated statements of operations.

Foreign currency transactions and balances

The U.S. dollar is the functional currency of the company. Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations.

Basic and diluted earnings per share

Basic earnings/(loss) per share is computed by dividing earnings/(loss) for the year by the weighted number of common shares outstanding during the year. Diluted earnings/(loss) per share is computed using the treasury stock method whereby the weighted average number of common shares used in the basic earnings/(loss) per share calculation is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued at the beginning of the year. Potential common shares represent the common shares issuable upon the exercise of stock options or warrants. Potential common shares are excluded from the calculation if their effect is antidilutive.

Development costs

The company follows the provisions of Accounting Guideline No. 11 (AcG-11), "Enterprises in the Development Stage," of The Canadian Institute of Chartered Accountants (CICA) Handbook. Development costs are capitalized only if they meet the following criteria: the product or process is clearly defined and costs attributable thereto can be defined; the technical feasibility of the process has been established; management of the company has indicated its intention to produce and market the process; the future market has been clearly defined; and adequate resources exist, or are expected to be available, to complete the project. As at December 31, 2005, the company has determined that it did not meet all of these criteria. Accordingly, all development costs have been expensed.

Property, plant and equipment

Property, plant and equipment comprise construction-in-progress, leasehold improvements, motor vehicles and equipment and are recorded at carrying values less amortization. The company's policy is to recognize 50% of the amortization charge in the year of addition to construction equipment, motor vehicles and equipment. Leasehold improvements are amortized on a straight-line basis over the life of the related lease. The other capital assets are amortized on a straight-line basis over their estimated useful lives, as follows:

Motor vehicles	30%
Construction equipment	20%
Equipment	30%

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable in accordance with CICA Handbook Section 3063, "Impairment of Long-lived Assets." Under that standard, an impairment loss is recognized when the carrying amount of an asset exceeds the projected undiscounted future net cash flows expected from its use and disposal. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is determined by discounted cash flows when quoted market prices are not available. Future amortization will be charged based on the post-impairment carrying value.

Beginning October 1, 2004, in accordance with CICA Handbook Section 3061, "Property, Plant and Equipment," the company has commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery is available for commercial production.

The company will recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified:

(a) a change in the extent to which the project asset is expected to be used;

(b) a change in the manner in which the project asset is expected to be used;

(c) a construction interruption for an extended period of time;

(d) physical damage; and

(e) a change in law or the environment which significantly affects completion.

(In United States Dollars)

Engineering contracts

Engineering contracts attributable to the Aluminpro acquisition were amortized over a 12-month period commencing on July 19, 2004, the effective date of the transaction (note 3).

Stock option plans

The fair value of stock options granted is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period and included in general and administrative expenses in the consolidated statements of operations and as contributed surplus within capital stock on the consolidated balance sheets. The consideration received on the exercise of stock options is credited to share capital at the time of exercise.

3. Business acquisition

On July 19, 2004, the company acquired all of the outstanding share capital of Aluminpro Aluminum Industry Professionals Inc. (Aluminpro), a limited liability company formed in 2000 to provide marketing and administrative services for its membership, which is made up of senior professionals in the aluminum industry.

The purchase price of $1,000,000 consisted of $500,000 in the form of a cash payment and the balance consisted of 500,000 units of Global Alumina valued at $1 each (Global Alumina units). Each Global Alumina unit consists of one common share of Global Alumina (a Global Alumina common share) and one-half of one warrant of Global Alumina (each whole warrant a Global Alumina warrant). Each Global Alumina warrant entitles the holder thereof to purchase an additional Global Alumina common share at a price of $1.50 per share until July 19, 2006. The consolidated statement of cash flows for the year ended December 31, 2004 reflects cash outflows of $500,000 as part of the cost of the Aluminpro acquisition.

Concurrently with the transaction, the company entered into a consulting services agreement with the owner members of Aluminpro for services in connection with the alumina refinery project. The consulting agreement was initially for a period of one year and is automatically renewed for 90-day periods (renewal term) unless terminated by either party at least 30 days prior to the end of the renewal term. The total cost of purchase, including transaction costs, amounted to $1,095,000 and has been allocated as follows:

Cash	$ 18,316
Accounts receivable and other assets	33,514
Accounts payable and other liabilities	(36,475)
Engineering contracts	1,079,645
	$1,095,000

Engineering contracts have been fully amortized as at December 31, 2005.

4. Property, plant and equipment

	2005		
	Cost	Accumulated amortization	Net
Motor vehicles	$ 276,846	$ 50,287	$ 226,559
Construction equipment	8,166,265	816,627	7,349,638
Equipment	299,306	48,376	250,930
Leasehold improvement	840,647	23,680	816,967
Construction-in-progress	75,836,168	—	75,836,168
	$85,419,232	$938,970	$84,480,262

	2004		
	Cost	Accumulated amortization	Net
Motor vehicles	$ 29,200	$4,380	$ 24,820
Construction equipment	—	—	—
Equipment	10,680	1,602	9,078
Leasehold improvement	—	—	—
Construction-in-progress	6,399,812	—	6,399,812
	$6,439,692	$5,982	$6,433,710

(In United States Dollars)

5. **PL Internet Inc. merger**

On March 12, 2004, GAPCO entered into a definitive agreement of arrangement (the arrangement) with PLI, an Ontario reporting issuer, under which it proposed that pursuant to a court-approved plan of arrangement in the British Virgin Islands, GAPCO shareholders would exchange their shares of GAPCO for shares of PLI (the share exchange), resulting in GAPCO becoming a wholly owned subsidiary of PLI. The share exchange was completed on May 25, 2004. For accounting purposes, the transaction is considered a reverse takeover whereby GAPCO is considered the acquiring company as the shareholders of GAPCO acquired more than 50% of the issued and outstanding shares of PLI. Prior to the share exchange, PLI filed amended articles of incorporation (the amendment) to consolidate its outstanding share capital and to change its name to Global Alumina Products Corporation. Following the share exchange, on May 26, 2004, Global Alumina changed its jurisdiction of incorporation from Ontario to New Brunswick by filing articles of continuance under the New Brunswick Business Corporations Act. Global Alumina then continued as a public company and a reporting issuer in Ontario. Global Alumina listed its common shares on the TSX Venture Exchange effective June 15, 2004. The transaction resulted in the company's assumption of PLI's net liabilities in the amount of $121,915. Transaction costs incurred by PLI relating to the share exchange have been recorded as a charge to the retained earnings of the company to the extent of cash in PLI in the amount $16,502, with the balance recorded as a period expense in the company's statement of operations and deficit for the three months ended June 30, 2004. The total transaction costs incurred by the company with respect to the share exchange amounted to approximately $635,000 and have been included in professional fees in the company's statement of operations and deficit. The effects of the PLI merger on the company's share capital are as follows:

	Number of common shares	Amount $	Total $
PLI share capital balance – January 1, 2004	7,249,410	255,227	255,227
Issued for cash	600,000	30,660	30,660
PLI share capital balance – March 31, 2004	7,849,410	285,887	285,887
Stock consolidation[(a)]	(2,849,787)	—	—
PLI share capital transfer to deficit[(b)]	—	(285,887)	(285,887)
Deemed issuance by the company	4,999,623	—	—

(a) The issued and outstanding shares of PLI were consolidated from 7,849,410 to 4,999,623 shares.

(b) PLI's share capital was eliminated against the company's retained earnings to reflect the continuity of the company's share capital.

6. ***Capital stock and other equity***

Common shares, no par value, authorized unlimited number of shares, issued and outstanding 177,682,746 and 118,244,623 shares as at December 31, 2005 and 2004, respectively.

	Number of common shares	Amount $	Number of warrants	Amount $	Total $
Balance – January 1, 2003 and 2004	47,160,000	7,907,500	4,000,000	—	7,907,500
Shares issued in private placements[(a)]	65,385,000	68,793,880	29,000,000	3,976,044	72,769,924
PLI share exchange (note 6)	4,999,623	—	—	—	—
Aluminpro acquisition (note 3)	500,000	455,600	250,000	44,400	500,000
Warrants exercised during the year	200,000	331,806	(200,000)	(31,806)	300,000
Balance – December 31, 2004	118,244,623	77,488,786	33,050,000	3,988,638	81,477,424
Shares issued in private placements[(b)]	57,222,222	117,150,437	—	—	117,150,437
Warrants exercised during the year[(c)]	2,215,901	2,897,515	(2,215,901)	(164,489)	2,733,026
Balance – December 31, 2005	177,682,746	197,536,738	30,834,099	3,824,149	201,360,887

(a) Private placements – 2004

On February 3, 2004, GAPCO closed a private placement offering, which raised gross proceeds of $50 million before commissions, fees and related transaction costs of approximately $5 million through the issuance of 50,000,000 units at $1.00 per unit. Each unit consisted of one common share of the company and one-half of one warrant. Each whole warrant may be exercised to acquire one common share of the company at an exercise price of $1.50 per common share for a period of 24 months after the closing date (February 3, 2006). The proceeds of the offering will be used to complete the detailed design phase of the alumina refinery project, including engineering, preliminary construction and other work and working capital in preparation for the offering and sale of additional equity, construction loan closing and commencement of construction of the project. The net proceeds from the offering amounted to $44,775,614 after deducting agents' fees and related expenses of $4,724,386 and non-cash consideration of $500,000. The net proceeds of $44,775,614 were allocated between shares and warrants based on their respective fair values using the Black-Scholes option pricing model. The principal assumptions used in applying the Black-Scholes option pricing model were as follows:

Risk-free interest rate	3.5%
Dividend yield	n/a
Volatility factor	55%
Expected life	2 years

(In United States Dollars)

On December 23, 2004, the company closed a private placement offering, which raised gross proceeds of $30,000,750 before commissions, fees and related transaction costs of approximately $2,006,440 through the issuance of 15,385,000 common shares at $1.95 per common share. The proceeds of the offering will be used to fund early stage construction of the alumina refinery project. The net proceeds from the offering amounted to $27,994,310 after deducting agents' fees and other related expenses.

(b) Private placements – 2005

On September 30, 2005, the company closed a private placement to Dubai Aluminium Company Limited (DUBAL) of 10,000,000 common shares at $2.00 per unit for gross proceeds of $20 million. The offering expenses for the DUBAL private placement amounted to $120,435.

On August 18, 2005, the company entered into an agreement with Emirates International Investment Company LLC (EIIC) as follows:

(i) Purchase 25,000,000 common shares for cash proceeds of $50 million. On October 20, 2005, the company closed a private placement with EIIC of 25,000,000 common shares at $2.00 per share for gross proceeds of $50 million. The offering expenses for the EIIC private placement amounted to $2,627,575.

(ii) Purchase a $50 million principal amount convertible debenture of the company, bearing interest at the rate of 10% per annum, maturing five years after the date of purchase. EIIC will be entitled to request the company to convert the debenture into common shares of the company at $2.80 per share if certain events, as specified in the agreement, occur. As at December 31, 2005, the debenture has not been issued.

On December 29, 2005, the company closed a private placement to IDB Infrastructure Fund L.P. (IDBIF), a limited partnership established in the Kingdom of Bahrain, of 22,222,222 common shares at $2.25 per share for gross proceeds of $50 million. The offering expenses for the IDBIF private placement amounted to $101,541.

(c) A total of 2,215,901 warrants were exercised during 2005 at exercise prices ranging from $1.00 to $1.50, for net proceeds of $2,733,026. Details of the 30,834,099 share purchase warrants issued and outstanding as at December 31, 2005 are as follows:

Number of Shares Exercisable	Expiry Date	Exercise Price
23,765,749	February 3, 2006	$1.50
250,000	July 19, 2006	$1.50
4,000,000	December 31, 2006	$1.00
2,818,350	February 3, 2008	$1.00

Subsequent to year-end, 22,136,899 warrants with an expiry date of February 3, 2006 were exercised for cash proceeds of $33,205,349. The remaining 1,628,850 warrants expired unexercised.

Stock options

In May 2004, the company adopted a stock option plan (the plan), which provides employees, directors, officers and consultants of the company with the opportunity to acquire common shares of the company through the exercise of stock options. Ten million common shares have been reserved for issuance under the plan. Stock options granted under the plan are limited to a maximum term of ten years. During 2005, the following awards were made. On March 10, 2005, a total of 752,000 stock options (net of cancellations) were granted with an exercise price of $2.50, a vesting period over three years and a maximum term of five years. On July 25, 2005, a total of 483,500 stock options were granted with an exercise price of $1.40, a vesting period over three years and a maximum term of five years. On November 8, 2005, a total of 75,000 stock options were granted with an exercise price of $1.57, a vesting period over three years and a maximum term of five years. During 2004, a total of 1,035,000 stock options were granted.

Stock-based compensation

The company accounts for stock options granted under its employee stock option plan using the fair value method of accounting. Using the Black-Scholes option pricing model, the weighted average fair value of stock options granted during the year ended December 31, 2005 was estimated to be $1,069,212 (2004 – $587,347). Expenses in the amount of $710,682 and $271,484 have been recognized for the years ended December 31, 2005 and 2004, respectively. No stock options have been exercised as of December 31, 2005 and the unvested unamortized fair value of stock options granted amounts to $674,391 (2004 – $315,862).

The Black-Scholes model was developed for use in estimating the fair value of traded stock options that have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected share price volatility. The principal assumptions used in applying the Black-Scholes option pricing model for the awards for the year ended December 31, 2005 were as follows:

Risk-free interest rate	3.5%
Dividend yield	n/a
Volatility factor	55%
Expected life	3 years

(In United States Dollars)

A summary of the status of the company's plan is as follows:

	Number of stock options	Weighted average exercise price
Outstanding – January 1, 2004	—	$ —
Granted	1,035,000	1.50
Outstanding – December 31, 2004	1,035,000	1.50
Granted	1,380,500	2.04
Cancellations	(70,000)	(2.50)
Outstanding – December 31, 2005	2,345,500	1.80
Exercisable – December 31, 2005	517,500	$ 1.50

	Options outstanding			Options exercisable		
Range of exercise price	Number outstanding as at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding as at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price
$1.50 – 1.52	1,035,000	3.4 years	$1.50	517,500	3.4 years	$1.50
2.50	752,000	4.2 years	2.50	—	—	—
1.40	483,500	4.6 years	1.40	—	—	—
$1.57	75,000	4.8 years	$1.57	—	—	—

7. Income taxes

The company's income tax provision (recovery) has been calculated as follows:

	2005	2004
Loss for the year	$(17,268,288)	$(17,074,660)
Income tax (recovery) provision at combined Canadian federal and provincial statutory rates	(6,064,623)	(5,915,589)
Current year losses not recognized	6,260,681	1,353,932
Permanent differences	—	67,530
Increase in valuation allowance	(196,058)	4,494,127
Provision for (recovery of) income taxes	—	—

The following summarizes the principal temporary differences and the related future income tax effect:

	2005	2004
Capital assets	$4,271,000	$4,063,000
Non-capital losses carried forward	3,049,000	236,000
Reorganization costs	1,382,000	820,000
Net future income tax asset	8,702,000	5,119,000
Valuation allowance	(8,702,000)	(5,119,000)
Net future income tax asset recorded	$ —	$ —

As at December 31, 2005, the company has Canadian non-capital losses that expire as follows:

Year of expiry	
2014	$ 936,000
2015	$4,916,000

8. Loss per share

The computations for basic loss per share are as follows:

	2005	2004
Net loss for the year	(17,268,288)	(17,074,660)
Weighted average number of common shares	127,340,000	93,390,000
Loss per common share	(0.14)	(0.18)

In 2005 and 2004, all options and warrants were excluded from the computation of diluted loss per share because their effect was not dilutive.

(In United States Dollars)

9. Commitments

The company has entered into operating lease arrangements for its leased premises. For the year ended December 31, 2005, the total amount paid under these operating leases was $108,724.

Year ending December 31,	
2006	$ 652,344
2007	652,344
2008	652,344
2009	652,344
2010	652,344
Thereafter	489,258
Total	$3,750,978

The commitment amounts have not been reduced by the sublease income earned by the company, as disclosed in note 11.

Effective March 1, 2004, GAPCO appointed two financial advisers, one in connection with securing equity and the other in connection with raising limited recourse debt, for development and construction funding of the project. GAPCO agreed to pay its financial advisers an aggregate monthly retainer of $75,000 and success fees based on an agreed upon formula. The success fees to the advisers will accrue upon receipt of commitment letters for project associated equity and debt financing and will be payable in full on the execution and delivery of the definitive financing documents. The agreement with the debt adviser will continue until the earlier of the consummation of debt financing and January 1, 2007. Effective May 27, 2005, Global Alumina terminated the agreement with the equity adviser.

On February 18, 2005, Global Alumina entered into a memorandum of understanding with Technip France S.A. (Technip) under which Technip will assume the role of engineering, procurement and construction contractor for the construction of Global Alumina's refinery in Guinea. Under the memorandum of understanding, Technip has agreed to move forward on the design and procurement of the refinery (phase one) and both parties have agreed to commence negotiations on the terms of the final contract for the construction of the refinery. Under the memorandum of understanding, it was anticipated that phase one would be completed by October 30, 2005. The company and Technip are currently in negotiations to expand the scope and extend the time period for completion of phase one. The company estimates that payments to Technip in connection with the completion of phase one will total approximately $25 million.

On February 25, 2005, Global Alumina entered into an insurance service agreement with Willis Risk Solutions (Willis) pursuant to which Willis will procure insurance coverage, in its capacity as an insurance broker, and provide account management services in connection with the project. The agreement is effective for a period beginning as of January 1, 2005 and continuing until the completion of the project. The total fee payable to Willis under the agreement is $785,000, excluding premiums applicable to insurance policies purchased though Willis as insurance broker.

During the year, the company entered into an off-take agreement with DUBAL (note 11) committing 40% of future annual production at a specified percentage of the three-month forward price for high-grade aluminium as quoted on the London Metal Exchange.

As at December 31, 2005, the company had a letter of credit outstanding for $15,316,955 relating to dredging activities for construction of the port facilities in Guinea. The company is required to keep cash on hand in this amount until the letter of credit expires on April 28, 2006. Effective January 25, 2006, the letter of credit was reduced to $6,612,200.

From time to time, the company enters into employment contracts with its senior executives that reflect standard commercial terms, including employment guarantees, in the alumina industry.

10. Segmented information

The company considers that it operates only in one reportable industry segment, namely, the design, finance, construction and operation of an alumina refinery, and associated infrastructure improvements. At December 31, 2005, the company's total property, plant and equipment amounted to $84,480,262, consisting of construction-in-progress of $75,836,168 and other assets of $8,644,094, nearly all of which are located in the Republic of Guinea.

11. Related party transactions

During the year ended December 31, 2005, the company has had the following related party transactions.

The company has had an agreement to pay Karalco Resources Ltd. (Karalco) a monthly retainer for professional services regarding development activities with respect to the alumina refinery project. Karalco is controlled by a director and shareholder of Global Alumina. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the project and the level of activity required of Karalco on behalf of Global Alumina. The monthly retainer payments are designed to reflect an estimated portion that is attributable to the out-of-pocket and related administrative expenses (incidental expenses) incurred by Karalco. The company periodically reviews the terms and conditions of the arrangement with Karalco and resets the retainer to reflect such changes in estimates.

The total payments with respect to the monthly retainer, reimbursement of the incidental expenses and the incentive-based compensation in connection with the ratification of the basic agreement and promulgation of the presidential decree, for the year ended December 31, 2005 amounted to $1,270,000 (2004 – $585,000).

The company has an agreement with Herakles Capital Corp. (Herakles), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. Herakles is controlled by Bruce Wrobel, Global Alumina's chief executive officer and a shareholder of the company. All professional services rendered by employees of, and consultants retained by, Herakles have been retained at or below market rates and Herakles is reimbursed at cost. The total payments for the year ended December 31, 2005 amounted to approximately $1,181,000 (2004 – $543,000). Bruce Wrobel is also the chief executive officer of Sithe Global Power, LLP (Sithe Global), which has provided and continues to provide professional services to the company. Sithe Global is reimbursed at cost. The total payments for the year ended December 31, 2005 amounted to approximately $218,000 (2004 – $nil). Prior to September 2004, Bruce Wrobel was the chief executive officer of Sithe Energies, Inc. (Sithe Energies), which formerly provided professional services to the company. Sithe Energies was reimbursed at cost. The total payments for the years ended December 31, 2005 and 2004 amounted to approximately $nil and $140,000, respectively. In January 2005, when there was a change of control at Sithe Energies, the relationship with the company terminated.

The company also has an agreement to reimburse Herakles for occupancy expenses. Occupancy expenses for the year ended December 31, 2005 were approximately $215,000 (2004 – $86,000). This arrangement terminated when the company moved in December 2005 to new offices which are shared with Sithe Global. Sithe Global reimburses the company for its pro rata share of occupancy expenses. Occupancy costs paid by Sithe Global to the company amounted to $95,825 and $nil for the years ended December 31, 2005 and 2004 respectively.

A director of the company is also the director, corporate and commercial development for DUBAL. DUBAL and the company are parties to the DUBAL subscription agreement and the DUBAL off-take agreement.

Amounts due to and from affiliates represent short-term unsecured non-interest-bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

12. Financial instruments

Fair value of financial instruments

The company's financial instruments include cash and amounts due from affiliates, other assets and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values.

Interest rate exposure

The company has no long-term debt outstanding.

Foreign currency risk

The company is exposed to foreign currency translation risk due to cash and accounts payable denominated in Canadian dollars and Guinean francs. As at December 31, 2005, assets consisting principally of cash and cash equivalents denominated in Canadian dollars totalled $15,435 (2004 – $700) and in Guinean francs totalled $176,395 (2004 – $140,059). The company does not enter into arrangements to hedge its foreign currency risk.

13. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

14. Subsequent events

On January 13, 2006, Global Alumina entered into a three-party agreement with the Government of the Republic of Guinea and Compagnie des Bauxites de Guinée (CBG) with respect to the respective bauxite mining rights of Global Alumina and CBG in Guinea. The agreement defines the conditions under which CBG transfers to the Republic of Guinea certain mining rights it held in its initial territory and identifies additional mining rights CBG will receive from the government as compensation for the rights transferred in order to satisfy CBG's long-term needs. The Government of Guinea in turn agreed to grant the mining rights released by CBG to Global Alumina.

On January 23, 2006, the Government of Guinea issued a formal decree granting to Global Alumina a bauxite mining concession. The concession is for a 25-year term, renewable in accordance with the basic agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Global Alumina Corporation (''Global Alumina'' or the ''Corporation'') and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with the related notes contained therein. The Corporation's most recent filings are available on the System for Electronic Document Analysis and Retrieval (''SEDAR'') and can be accessed through the Internet at www.sedar.com. At the annual general meeting held on April 28, 2005, the Corporation's shareholders approved a change to the Corporation's name from Global Alumina Products Corporation to Global Alumina Corporation.

All dollar amounts are in United States dollars. The date of this management's discussion and analysis is March 13, 2006.

Forward Looking Information

Certain information in this discussion is ''forward looking information'', which reflects management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. In this discussion, the words ''may'', ''would'', ''could'', ''should'', ''will'', ''intend'', ''plan'', ''anticipate'', ''believe'', ''seek'', ''propose'', ''estimate'' and ''expect'' and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this discussion contains forward looking information pertaining to the following:

- bauxite reserve and resource quantities;
- the ultimate recoverability of reserves;
- future production levels;
- the amount, nature and timing of capital expenditures;
- the timing of refinery construction and mine start up;
- expectations regarding the negotiation of contractual rights;
- expectations regarding the financing of the Project (as defined below) and the sources of financing;
- prices for alumina and aluminium;
- operating and other costs;
- treatment under the fiscal terms of the ''tax exhibit'' to the Basic Agreement (as defined below) and the negotiation and terms of agreements relating to the Corporation's access to and use of certain infrastructure required for the development and operation of the Project; and
- business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the political and economic risks of investing in a developing country; the Corporation may not be able to secure sufficient financing; construction may be affected by cost overruns, delays, labour shortages and other construction risks; the Corporation's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined below) in certain circumstances; volatility of alumina and aluminium prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading ''Risk Factors'' in the Corporation's management's discussion and analysis dated November 8, 2005, available on SEDAR, and the Corporation's Annual Information Form to be filed on SEDAR on or before March 31, 2006. Although the forward looking information contained in this discussion is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this discussion as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this discussion, and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances.

Business of Global Alumina

The predecessor business of Global Alumina was carried on by GAPCO (Guinea Aluminium Products Corporation) Ltd. (''GAPCO''), a British Virgin Islands Corporation incorporated on July 21, 1999. GAPCO completed a share exchange transaction with PL Internet Inc. on May 25, 2004, which changed its name to Global Alumina Products Corporation. Global Alumina filed articles of continuance under the *Business Corporations Act* (New Brunswick) on May 26, 2004.

Global Alumina's business is the development of an alumina refinery in a major bauxite mining region of the Republic of Guinea (''Guinea''), together with a bauxite mine to supply the refinery, port, railway and road infrastructure and all other ancillary infrastructure (the ''Project''). This region is one of the largest bauxite producing regions in the world. Global Alumina intends to accomplish this initiative through its wholly-owned subsidiary, Guinea Alumina Corporation, Ltd. (''GAC'') (formerly Boke Alumina Corporation, Ltd.), also a British Virgin Islands Corporation, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. (''Guinea Alumina'') (formerly Boke Alumina Corporation S.A.R.L.). Global Alumina has been unprofitable since incorporation and to date has not earned any form of revenue, except interest income and other ancillary income related to fees earned on sales made by engineering consultants at Aluminpro Aluminium Industry Professionals Inc. (''Aluminpro''), a subsidiary of Global Alumina. To date, it has incurred a cumulative deficit of $44,392,761 since the commencement of operations on July 21, 1999.

Basic Agreement and Mining Concession Decree

On October 15, 2004, the Corporation and the Ministry of Mines and Geology (the ''Ministry of Mines'') of the Republic of Guinea signed an agreement (the ''Basic Agreement'') for the development, construction and operation of the Project. The Basic Agreement is a comprehensive investment and concession agreement that grants GAC and Guinea Alumina exclusive rights to build and operate an alumina refinery within a 690 square kilometre mining concession area (the ''Mining Concession'') near Sangaredi. On May 17, 2005, the Corporation and the Ministry of Mines signed an amendment to the Basic Agreement modifying certain terms, including amending the 15 year corporate tax exemption to a schedule of fixed annual payments. On May 19, 2005, the Republic of Guinea's National Assembly unanimously ratified the amended Basic Agreement. On July 4, 2005, the President of Guinea signed a decree publishing the amended Basic Agreement as law.

On January 23, 2006, the Government of Guinea issued a formal decree granting the Mining Concession to Global Alumina. Under the terms of the decree, the concession has an initial term of 25 years, renewable in accordance with the Basic Agreement.

On January 13, 2006, an agreement (the ''Tripartite Agreement'') was entered into between Global Alumina, the Government of Guinea and Compagnie des Bauxite de Guinée (''CBG''), a joint venture between Halco (Mining) Inc. and the Government of Guinea. Under the Tripartite Agreement, CBG agreed to transfer the area which would become the subject of the Mining Concession, which initially formed a portion of the original CBG concession, back to the Government of Guinea in exchange for exploitation permits for certain additional areas in the Cogon Tominé region of Guinea. The Government of Guinea subsequently granted the Mining Concession area to Global Alumina. If Global Alumina does not realize the refinery within six years from the date the Government of Guinea published the Mining Concession decree, its Mining Concession will revert to the Government of Guinea and, in the case of such reversion, CBG retains a right to request by written notice that the Government of Guinea return the Mining Concession to CBG's management. The Mining Concession will also revert to the Government of Guinea upon: the bankruptcy, cessation of business or liquidation of Global Alumina; or the transfer by Global Alumina to a third party of its mining rights with respect to the Mining Concession, if transfer is made without the written consent of the Government of Guinea and the proposed refinery has not been realized in accordance with the terms of the Basic Agreement.

Off-take Agreement Discussions

On September 30, 2005, Guinea Alumina entered into a 20 year purchase and sale agreement (the ''DUBAL Off-take Agreement'') with Dubai Aluminium Company Limited (''DUBAL'') to purchase on a take or pay basis 40%

of the annual production from the proposed refinery at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the London Metal Exchange (the "LME"). The percentage has been fixed for ten years of the contract and fixed within a range thereafter.

On January 24, 2006, Guinea Alumina entered into a 20 year purchase and sale agreement with Glencore International AG ("Glencore") to purchase on a take or pay basis 420,000 tonnes of alumina (representing 14% of the projected annual production from the proposed refinery) at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the LME subject to a minimum price. The percentage has been fixed for the life of the contract.

On December 7, 2001, GAPCO granted an option (the "Mitsubishi Option") to Mitsubishi Corporation ("Mitsubishi") for the purchase of up to 25% of the annual production from the proposed refinery. Under the Mitsubishi Option, after the date on which the Corporation has secured long-term purchase and sale agreements for 75% of the annual production from the proposed refinery, Mitsubishi will have 60 days to notify the Corporation of its intent to exercise all or part of its option to purchase the remaining 25% of the annual production from the proposed refinery. Upon the delivery of such notice from Mitsubishi, the Corporation must enter into good faith negotiations with Mitsubishi on the terms of a long-term purchase and sale agreement, the terms and conditions of which must be mutually agreeable to the parties. The obligations of GAPCO under the Mitsubishi Option were assumed by Global Alumina following the Arrangement.

On October 30, 2001, GAPCO granted an option to Marubeni Corporation ("Marubeni") for the purchase of up to 20% of the annual production from the proposed refinery, on similar terms to the Mitsubishi Option. Under an agreement dated March 2, 2006 (the "Marubeni Option Agreement"), Marubeni agreed to terminate this option in consideration for a lump-sum payment of $50,000 from Global Alumina. Under the Marubeni Option Agreement, the Corporation has also granted Marubeni an option to purchase up to an aggregate of 20% of the annual alumina output resulting from any addition of a third production line to the proposed refinery.

Under a memorandum of understanding, entered into in May 2005 with China Alumina Group, Ltd. ("CAG"), CAG expressed its intention to enter into a long-term purchase and sale agreement with Guinea Alumina for 25% of the annual production from the proposed refinery and to acquire an equity interest in Global Alumina. The memorandum of understanding has expired, but the parties remain in discussion with respect to off-take arrangements.

Selected Quarterly Information (unaudited)

	Quarter ended December 31, 2005	Quarter ended September 30, 2005	Quarter ended June 30, 2005	Quarter ended March 31, 2005	Quarter ended December 31, 2004	Quarter ended September 30, 2004	Quarter ended June 30, 2004	Quarter ended March 31, 2004
Total revenues (interest and fee income)	$ 488,573	$ 189,402	$ 192,209	$ 187,236	$ 125,901	$ 126,368	$ 113,322	$ 75,082
Net loss	(6,434,571)	(3,437,629)	(3,369,821)	(4,026,267)	(1,745,074)	(8,333,907)	(5,541,977)	(1,453,702)
Net loss per share	(0.05)	(0.03)	(0.03)	(0.03)	(0.02)	(0.08)	(0.06)	(0.02)

Results of Operations

Global Alumina has reported operating losses since inception. Global Alumina expects to continue to sustain operating losses in the future as it is expected to incur substantial costs during the development and construction phase of the Project and earn no revenue prior to 2009 at the earliest.

Global Alumina's operations during the year ended December 31, 2005 produced a net loss of $17,268,288 or $0.14 per share (2004 – $17,074,660 or $0.18 per share). Interest income for the year was $759,923 (2004 – $406,773). The interest income in 2005 and 2004 was earned on the proceeds realized from the private placements described under "Liquidity and Capital Resources".

The "Breakdown of Expenditures" table below provides a summary analysis of operating expenditures for each of the three years ended December 31, 2005. Coincident with an upturn in the market for alumina in 2004, the Corporation substantially accelerated its alumina refinery project development, engineering, financing and other pre-construction activities. This increased activity is reflected in the substantial increase in capital expenditures related to construction-in-progress in 2005 as compared to 2004. The expenditures related primarily to the refinery basic engineering, port engineering and design, environmental and other infrastructure engineering. The decrease in engineering expenses is mainly due to the Corporation's decision to capitalize all costs directly related to the construction of the refinery beginning October 1, 2004. Costs directly associated with the early stage construction of the Corporation's refinery facility in Guinea for the year ended December 31, 2005 were $69,461,534, of which $25,178 was recorded as engineering expenses in the Consolidated Statements of Operations and Deficit and $69,436,356 was capitalized and shown on the Consolidated Balance Sheet as construction-in-progress as compared to $6,399,812 of construction-in-progress and $9,340,006 in engineering expenses for the year ended December 31, 2004.

Professional and consulting fees include expenses related to consulting, legal, financing and accounting services. Increased capital raising activities and the negotiation of off-take agreements with DUBAL, Glencore and other strategic parties resulted in the increase in professional and consulting fees in 2005 as compared to 2004. The significant components of general and administrative expenses include Guinean operating expenses, travel and living expenses and insurance expenses. General and Administrative expenses increased by $4,429,007 to $6,685,958 in 2005 due primarily to the expansion of the operations in Guinea as the Corporation accelerated its pre-construction activities. Amortization expense in 2005 was $1,526,793, an increase of $1,034,971 over the prior year. The increase was due primarily to the acquisition in 2005 of construction equipment in Guinea. Of the total amortization charges in 2005, $593,805 relates to the amortization of engineering contracts attributable to the acquisition of Aluminpro in July 2004. The intangible assets were amortized over a twelve month period commencing July 2004 and were fully amortized as at December 31, 2005.

Capital Expenditures

The Corporation's current preliminary estimate of the total cost of the Project is in the range of $2.65 to $2.95 billion. The anticipated increase in the total Project cost is due primarily to a combination of the severe shortage of materials, construction equipment and contractors as a result of significant unusual events around the world (for example, the Tsunami reconstruction, Iraq reconstruction, the Pakistani earthquake and the impact of hurricanes in the United States and Caribbean) and higher energy prices, in addition to the substantial increase in new investment in the natural resource sector over the past several years. In addition, as a result of on-going engineering, the Corporation has determined to increase the initial capacity of the refinery by approximately 7% from 2.8 million tonnes per year to 3.0 million tonnes per year. The Corporation has not determined final costs estimates for completion of the Project and has not completed a final economic feasibility study of the Project. The final cost estimates will depend on the completion of engineering studies and the negotiation of construction contracts. Expenditures to date on the Project are approximately $91 million. The Project development schedule contemplates that bauxite production from the Mining Concession will commence in 2008, initial alumina production from the refinery will commence in early 2009 and that within six months thereafter a second processing line will be completed, bringing the refinery to production at its planned 3.0 million tonnes per year capacity by 2010. If the Corporation does not realize the refinery by January 2012, the Mining Concession will revert to the Government of Guinea.

The Project is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Potential cost overruns and completion delays are significant risks in projects of this size, particularly in less developed countries. Price escalation is a concern especially in current market conditions where unstable markets for building materials and consumables have risen steadily over the past five years. In addition, the Corporation must relocate households affected by the development of the Project and will incur the cost of developing resettlement areas and compensating households for loss of lands, structures and crops. The cost of the resettlement plan will depend on the number of affected persons and on the outcome of negotiations with those persons and cannot be predicted with certainty. Such costs could be material.

Breakdown of Expenditures

Expenditures	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Construction-in-progress	$69,436,356	$ 6,399,812	$ Nil
Engineering	25,178	9,340,006	106,328
Professional fees	10,087,779	5,426,554	815,512
General and administrative	6,685,958	2,256,951	205,784
Amortization	1,526,793	491,822	Nil
Total expenditures	$87,762,064	$23,915,145	$1,127,624

Liquidity and Capital Resources

At December 31, 2005, the Corporation had working capital of $73,470,032, compared to working capital of $47,596,920 at December 31, 2004. The increase is primarily attributed to the Corporation receiving net proceeds of $117,150,448 from the private placements described below.

Private Placements

On September 30, 2005, the Corporation closed a private placement to DUBAL of 10,000,000 common shares at $2.00 per share for gross proceeds of $20 million (the ''Initial Subscription''). The subscription proceeds are shown as a receivable at September 30, 2005 and were received by the Corporation on October 3, 2005. The offering expenses for the Initial Subscription were $120,435.

On October 20, 2005, the Corporation closed a private placement to Emirates International Investments LLC (''EIIC'') of 25,000,000 common shares at $2.00 per share for gross proceeds of $50 million. The offering expenses for the EIIC private placement amounted to $2,627,575.

On December 29, 2005, the Corporation closed a private placement to IDB Infrastructure Fund L.P. (''IDBIF''), a limited partnership established in the Kingdom of Bahrain, of 22,222,222 common shares at $2.25 per share for gross proceeds of $50 million. The offering expenses for the IDBIF private placement amounted to $101,541.

Contractual Commitments

Effective March 1, 2004, GAPCO appointed Citigroup Global Markets Inc. (''Citigroup'') as its financial advisor in connection with raising debt for development and construction funding of the Project. The Corporation has agreed to pay to Citigroup a monthly retainer of $50,000 and success fees based on an agreed upon formula. The success fees will accrue upon receipt of commitment letters for project-associated debt financing and will be payable in full on the execution and delivery of the definitive financing documents. The agreement with Citigroup will continue until the earlier of the consummation of debt financing and January 1, 2007.

On February 18, 2005, Global Alumina entered into a memorandum of understanding with Technip France S.A. (''Technip'') under which Technip will assume the role of engineering, procurement and construction contractor for the construction of the Corporation's refinery in Guinea. Under the memorandum of understanding, Technip has agreed to move forward on the design and procurement of the refinery (''Phase One'') and both parties have agreed to commence negotiations on the terms of the final contract for the construction of the refinery. To date, the Corporation has paid an aggregate of $21,107,615 to Technip in connection with Phase One. The total remaining aggregate payments to be made to Technip in connection with Phase One will depend on the current negotiations between the Corporation and Technip with respect to the scope and time period for completion of Phase One.

Under a memorandum of understanding dated April 29, 2005, as amended by an amending agreement dated October 26, 2005 (collectively, the ''Joint MOU''), Technip, Consolidated Contractors International Company, SAL (''CCIC'') and Chicago Bridge & Iron Company B.V. (''CB&I'') agreed to cooperate during the design and procurement phase of the proposed refinery, including the early works and mobilization phase and the construction, pre-commissioning and commissioning phase of the refinery. The parties agreed to negotiate a more detailed agreement with the Corporation. Under the Joint MOU, the Corporation will reimburse CCIC and CB&I for direct works performed during the early works and mobilization phase of the refinery, based on a schedule to the Joint MOU setting out hourly rates applicable to specified personnel. CB&I is currently engaged in the engineering work in connection with the precipitation unit of the proposed refinery. To date, the Corporation has made aggregate payments of $8,455,985 and $851,221 to CCIC and CB&I, respectively.

From time to time, Global Alumina may enter into letter of credit arrangements in the ordinary course of business. As of December 31, 2005, there was one letter of credit outstanding for $15,316,955 in connection with dredging activities for construction of the port facilities in Guinea. Global Alumina is required to keep cash on hand in this amount until the letter of credit expires on April 28, 2006. As of January 25, 2006, the amount of the outstanding letter of credit was reduced to $6,612,200.

The Corporation expects that it will have sufficient cash resources to meet its non-discretionary operating and capital expenditure requirements through to the end of 2006. Management will adjust the Corporation's discretionary operating and capital expenditures according to its available capital resources during 2006. The Corporation will require substantial additional debt and equity financing in order to maintain its current anticipated construction schedule for initial alumina production in 2009. The Corporation has entered into equity financing agreements as described under ''Financing Agreements'' below and is continuing discussions with other potential strategic equity investors.

The Corporation will not be able to complete the Project unless it is successful in its proposed capital raising efforts. As a development-stage company with no revenues and only limited assets and capital, there is no assurance that the Corporation will be able to obtain the required financing to complete the Project on terms favourable to the Corporation or at all. Global Alumina anticipates the need to raise approximately $1 billion pursuant to equity offerings and an estimated $1.80 billion of debt capital to complete the Project. To date, the Corporation has raised approximately $244 million through the private placement of equity securities and the exercise of outstanding Warrants and has conditional commitments from DUBAL and EIIC for an additional aggregate estimated amount of $230 million. See ''Financing Agreements'' below. The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. The absence of a developed legal regime in Guinea, especially with respect to real and personal property security, will make more complicated and less certain the ability of lenders to take a security interest in the Corporation's assets. This may limit the universe of lenders willing to lend to the Corporation or increase the Corporation's borrowing costs or otherwise subject the Corporation to more onerous financing terms. There is no assurance that the Corporation will secure sufficient capital on terms and conditions acceptable to it or at all. Failure to raise additional funding would have a material adverse effect on the Corporation and its ability to continue the Project.

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Operating Leases	$3,750,978	$652,344	$1,304,688	$1,304,688	$489,258
Total Contractual Obligations	$3,750,978	$652,344	$1,304,688	$1,304,688	$489,258

Financing Agreements

The private placements to DUBAL, EIIC and IDBIF are part of the Corporation's efforts to secure equity financing for the Project. The agreements are described below.

The DUBAL Subscription Agreement

On August 10, 2005, the Corporation entered into a subscription agreement with DUBAL (the ''DUBAL Subscription Agreement'') and completed the Initial Subscription thereunder, as described above under ''Liquidity and Capital Resources'', on September 30, 2005.

DUBAL has also agreed to subscribe for additional common shares for an estimated aggregate subscription price of $180 million (the ''Additional Subscription''). Following the Additional Subscription, DUBAL will hold 25% of the Corporation's common shares on a fully-diluted basis. In consideration of the estimated aggregate $200 million payments by DUBAL, DUBAL will also be entitled to receive a number of common shares equal to one-third of the common shares issued by the Corporation from time to time pursuant to the conversion of certain convertible debt securities to be issued to third parties (including the proposed EIIC Debenture, as described below). DUBAL's entitlement to the common shares to be delivered upon conversion of the convertible debt arises upon the completion of the Additional Subscription but the delivery of such common shares to DUBAL will be made, at no additional cost to DUBAL, at dates in the future if and when the convertible debt is issued and converted and the number of such common shares is known. In addition, After the closing of the Additional Subscription and for so long as DUBAL owns not less than 10% of the outstanding common shares, DUBAL will be entitled to subscribe for up to 25% of any future issuances of common shares (or securities that may be converted into or exchanged for common shares) by the Corporation at the same price at which the securities are offered to others.

The Additional Subscription is conditional on: (i) the Corporation raising by way of issuance of equity securities (including convertible debt) a cumulative amount of equity sufficient to satisfy the requirement of the Project lenders for equity capital (the ''Project Equity Raise''); (ii) the Corporation amending its articles to explicitly limit its corporate objectives to the development, operation and expansion of alumina refineries in Guinea and ancillary activities; and (iii) the Corporation obtaining conditional commitments or other evidence of agreement in principle from Project lenders of their intent to provide the necessary debt financing for completion of the Project.

Under the DUBAL Subscription Agreement, DUBAL has the right to nominate one representative for election to the Corporation's Board of Directors prior to the completion of the Additional Subscription. Ahmed Fikree, the DUBAL representative, was appointed to the Board of Directors in November 2005. After the completion of the Additional Subscription: for so long as DUBAL holds not less than 19.9% of the issued and outstanding common shares, DUBAL will have the right to nominate 25% of the Board of Directors of Global Alumina; and for so long as DUBAL holds not less than 10% but less than 19.9% of the issued and outstanding common shares, DUBAL will have the right to nominate 16.67% of the Board of Directors of Global Alumina.

The EIIC Subscription Agreement

Under a subscription agreement with EIIC dated August 16, 2005 and amended September 22, 2005 (collectively, the ''EIIC Subscription Agreement''), EIIC purchased 25,000,000 common shares at $2.00 per share on October 20, 2005, as described above under ''Liquidity and Capital Resources''.

Under the EIIC Subscription Agreement, EIIC has also agreed to subscribe for a $50,000,000 principal amount convertible debenture (the ''Debenture''). The Debenture will have a five year term and will bear interest at the rate of 10% per year payable on June 30 and December 31 of each year. For a period of 12 months following notification by the Corporation to EIIC that the Project Equity Raise has been completed, the Debenture will be convertible into common shares, in whole but not in part, at a conversion price of $2.50 per common share for a total of 20 million common shares. The Corporation anticipates that the Debenture will be issued prior to the end of 2006.

Under the EIIC Subscription Agreement, EIIC has the right to nominate one representative for election to the Corporation's Board of Directors so long as EIIC holds not less than 10% of the Corporation's issued and outstanding common shares. EIIC will have the right to remove and replace its representative upon 90 days notice to the Corporation prior to each annual general meeting of the Corporation's shareholders. The Corporation anticipates that EIIC's nominee will be put forward as a nominee for election at the Corporation's annual general and special meeting of shareholders to be held on May 8, 2006.

The IDBIF Subscription Agreement

On December 29, 2005, the Corporation closed a private placement to IDB Infrastructure Fund L.P. (''IDBIF''), a limited partnership established in the Kingdom of Bahrain, for 22,222,222 common shares at $2.25 per share for gross proceeds of $50 million. Under the subscription agreement dated November 29, 2005 between the Corporation and IDBIF (the ''IDBIF Subscription Agreement''), as long as IDBIF holds more than 5% of the Corporation's issued and outstanding common shares, the Corporation will not issue any common shares at a price per share of less than $2.25, other than pursuant to (i) the terms of certain pre-existing agreements; (ii) an exercise of warrants issued by the Corporation prior to the execution of the IDBIF Subscription Agreement; (iii) an exercise of options granted in the ordinary course and consistent with past practices; or (iv) a public offering of common shares by way of prospectus.

Off-Balance Sheet Arrangements

The Corporation had no off-balance sheet arrangements as at December 31, 2005 or at December 31, 2004.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities , and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting year. Actual results could differ from those estimates.

The Corporation's significant accounting policies are summarized in Note 2 to the audited financial statements for the year ended December 31, 2005. The policies described below have the most significant effect in the preparation and presentation of our consolidated financial statements.

Development Costs

Based on the criteria set out in Canadian Institute of Chartered Accountants (''CICA'') Handbook section 3450 ''Research and Development Costs'' and Accounting Guideline 11 ''Enterprises in the Development Stage'', the Corporation has determined that all of its development costs to date should be expensed. The Corporation will closely monitor future developments to assess the appropriateness of this policy.

Construction-In-Progress

Beginning October 1, 2004, in accordance with Section 3061, ''Property, Plant and Equipment,'' of the CICA Handbook, the Corporation commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery begins commercial production.

The Corporation will recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified:

(a) a change in the extent to which the project asset is expected to be used;

(b) a change in the manner in which the project asset is expected to be used;

(c) an interruption to the construction project for an extended period of time;

(d) physical damage to the construction project; or

(e) a change in the law or environment significantly affecting the completion of the construction project.

Financing Costs

The costs incurred by the Corporation in anticipation of securing its project financing arrangements are expensed unless all of the following criteria are met:

(a) the costs are incremental and directly related to financing;

(b) the proposed financing details are specifically identified; and

(c) completion of the financing is considered to be more likely than not.

If all of the above criteria are met, the costs will be deferred and expensed over the related term of the debt or, in the case of an equity offering, recorded as a reduction of the proceeds.

Financial Instruments and Other Instruments

The Corporation's financial instruments include cash and cash equivalents, amounts due from affiliates, other assets and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values.

Outstanding Share Data

Common Shares

The Corporation has authorized an unlimited number of common shares, with no par value, of which 177,682,746 shares were issued and outstanding as at December 31, 2005 and 199,847,145 common shares are issued and outstanding as of the date hereof.

Share Purchase Warrants

Number of Shares Exercisable	Expiry Date	Exercise Price
250,000	July 19, 2006	$1.50
4,000,000	December 31, 2006	$1.00
2,790,850	February 3, 2008	$1.00

As of December 31, 2005, there were outstanding an additional 23,765,749 warrants exercisable for an aggregate of 23,765,749 common shares at an exercise price of $1.50 per share. These warrants had an expiry date of February 3, 2006. On or before February 3, 2006, 22,136,899 of these warrants were exercised, for aggregate proceeds of $33,205,348.50. The remaining 1,628,850 warrants expired unexercised.

Employee Stock Options

Under the Corporation's stock option plan for employees, directors, officers and consultants of the Corporation there have been 2,390,500 options granted. Each option is exercisable for one common share. Ten million common shares have been reserved for issuance under the stock option plan. Options with respect to 7,609,500 common shares remain available for future issuance. The following table summarizes the relevant expiry dates and exercise prices for options granted under the stock option plan as of the date hereof.

Number of Shares Exercisable	Expiry Date	Exercise Price
1,010,000	May 24, 2009	$1.50
25,000	August 24, 2009	$1.52
752,000	March 10, 2010	$2.50
483,500	July 25, 2010	$1.40
75,000	November 8, 2010	$1.57
45,000	March 7, 2011	$1.75

The fair value of stock options is recognized in income over the applicable vesting period as compensation expense. Compensation expense in the amount of $710,682 (2004 – $271,483) has been recognized in the financial statements.

Related Party Transactions

Related party transactions are disclosed in Note 11 to the audited annual financial statements for the year ended December 31, 2005 and are summarized below.

The Corporation has agreed to pay Karalco Resources Ltd. (''Karalco'') a monthly retainer for professional services regarding development activities with respect to the Project. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Corporation. The monthly retainer was increased to $60,000 from $45,000 effective October 1, 2004. Karalco is controlled by Karim Karjian, a director and shareholder of Global Alumina. Between October of 2004 and February of 2005, the Corporation and Karalco agreed to an incentive based compensation arrangement in addition to the monthly payments of $60,000. Payments made to Karalco under this incentive structure are based on the achievement of specific goals, including: the ratification by the Guinea National Assembly of the Basic Agreement; the promulgation of the subsequent decree by the President of Guinea; the entering into of a co-operation agreement among Global Alumina, Guinea and CBG in respect of the use of common rail and port facilities; and such other events as will be agreed to by the Corporation and Karalco. The monthly retainer payments are designed to reflect an estimated portion that is attributable to the out-of-pocket and related administrative expenses (''Incidental Expenses'') incurred by Karalco. The Corporation periodically reviews the terms and conditions of the arrangement with Karalco and resets the retainer to reflect such changes in estimates. During the fourth quarter in 2005, the Corporation determined that an amount of $300,000 was payable with respect to the Incidental Expenses. The total payments with respect to the monthly retainer, the incentive based compensation and the Incidental Expenses for the year ended December 31, 2005 were $1,270,000 (2004 – $585,000).

Prior to 2006, the Corporation had an agreement with Herakles Capital Corp. (''Herakles''), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. Herakles is controlled by Bruce Wrobel, Global Alumina's Chief Executive Officer and a shareholder of the Corporation. Herakles was reimbursed at cost for all professional services rendered by employees of, and consultants retained by, Herakles. The total payments for the years ended December 31, 2005 and 2004 amounted to approximately $1,181,000 and $543,000 , respectively. Effective January 1, 2006, the agreement with Herakles covers solely the professional services of Mr. Wrobel.

The Corporation also reimbursed Herakles for occupancy expenses. Occupancy expenses for the years ended December 31, 2005 and 2004 were approximately $215,000 and $86,000, respectively. This arrangement terminated when the Corporation moved in December 2005 to new offices, which are shared with Sithe Global Power, LLC ("Sithe Global"). Sithe Global reimburses the Corporation for its pro rata share of occupancy expenses. Occupancy costs paid by Sithe Global to the Corporation amounted to $95,825 and $nil for the years ended December 31, 2005 and 2004, respectively.

Mr. Wrobel is also the Chief Executive Officer of Sithe Global, which has provided and continues to provide professional services to the Corporation through employees of, and consultants retained by, Sithe Global. Sithe Global is reimbursed at cost for all professional services rendered by employees of, and consultants retained by, Sithe Global. The total payments for the years ended December 31, 2005 and 2004 amounted to approximately $218,000 and $nil, respectively.

Prior to September 2004, Mr. Wrobel was the Chief Executive Officer of Sithe Energies, Inc. ("Sithe Energies"), which formerly provided professional services to the Corporation. Sithe Energies was reimbursed at cost for those services. The total payments for the years ended December 31, 2005 and 2004 were $nil and $140,000, respectively. In January 2005, following a change of control at Sithe Energies, the relationship between Sithe Energies and Global Alumina was terminated.

Mr. Fikree is the Director, Commercial and Corporate Development, for DUBAL. DUBAL and the Corporation are parties to the DUBAL Subscription Agreement and the DUBAL Off-take Agreement.

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

On June 7, 2005, Global Alumina incorporated Global Alumina Services Company, a Delaware company, to provide management services to the Corporation, including day-to-day management activities and direction of operations, regulatory compliance and investor relations. The foregoing services are being provided by Global Alumina Services Company upon terms and conditions which will be formalized pursuant to a services agreement between Global Alumina and Global Alumina Services Company. To date, the services agreement has not been completed or executed by either party.

Risk Factors

The Corporation is a development-stage company undertaking a large complex capital-intensive project in a developing country and is subject to numerous risks and challenges. In addition to the risk factors described herein and under the heading "Risk Factors" in the Corporation's management's discussion and analysis dated November 8, 2005, available on SEDAR, and the Corporation's Annual Information Form to be filed on SEDAR on or before March 31, 2006, additional risks and uncertainties, including risks not currently known to the Corporation or that the Corporation currently considers immaterial, may also adversely affect the Corporation's business. Any of these risks could materially and adversely affect the Corporation's business, financial condition, results of operations and growth strategy.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's Chairman and Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As at the end of the period covered by this management's discussion and analysis, management of the Corporation, with the participation of the Chairman and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chairman and Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Corporation's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Corporation, including the Chairman and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Additional Information

Additional documents and information regarding the Corporation, including summaries of the material terms of the EIIC, DUBAL and IDBIF transactions and the Corporation's Annual Information Form to be filed on SEDAR on or before March 31, 2006, are or will be available through SEDAR and can be accessed through the Internet at www.sedar.com.




Global
Alumina

Global Alumina Corporation

Annual Information Form

March 29, 2006

TABLE OF CONTENTS

EXPLANATORY NOTES

Unless otherwise indicated or the context otherwise indicates, in this document, "Global Alumina" refers to Global Alumina Corporation and the "Corporation" refers to Global Alumina and its direct and indirect subsidiaries on a consolidated basis.

Unless otherwise stated, all dollar amounts are expressed in United States dollars.

Forward Looking Information

Certain information in this Annual Information Form is "forward looking information", which reflects management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. In this Annual Information Form, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this Annual Information Form contains forward looking information pertaining to the following:

- bauxite reserve and resource quantities;
- the ultimate recoverability of reserves;
- future production levels;
- the amount, nature and timing of capital expenditures;
- the timing of refinery construction and mine and refinery start up;
- expectations regarding the negotiation of contractual rights;
- expectations regarding the financing of the Project and the sources of financing;
- prices for alumina and aluminium;
- operating and other costs;
- treatment under the fiscal terms of the "tax exhibit" to the Basic Agreement and the negotiation and terms of agreements, including the Infrastructure Agreement and Port Agreement, relating to the Corporation's access to and use of certain infrastructure required for the development and operation of the Project; and
- business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the political and economic risks of investing in a developing country; the Corporation may not be able to secure sufficient financing; construction may be affected by cost overruns, delays, labour shortages and other construction risks; the Corporation's dependence on a single mining property; the possible forfeiture of the Mining Concession in certain circumstances; volatility of alumina and aluminium prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under "Risk Factors" below. Although the forward looking information contained in this Annual Information Form is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this Annual Information Form as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this Annual Information Form and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances.

GLOSSARY OF TERMS

Capitalized terms used but not otherwise defined in this Annual Information Form have the following meanings:

"**Arrangement Agreement**" means the agreement dated March 12, 2004 between GAPCO (Guinea Alumina Products Corporation) Ltd. and PL Internet Inc. in connection with the Arrangement.

"**Basic Agreement**" means the investment and concession agreement dated October 15, 2004 between Global Alumina, Guinea Alumina Corporation, S.A. and the Ministry of Mines and Geology of Guinea.

"**CIM Definition Standards**" means the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on December 11, 2005.

"**Guinea**" means the Republic of Guinea.

"**MI 52-110**" means Multilateral Instrument 52-110 – *Audit Committees.*

"**NI 43-101**" means National Instrument 43-101 – *Standards of Disclosure for Mineral Projects.*

"**NI 51-102**" means National Instrument 51-102 – *Continuous Disclosure Obligations.*

"**Options**" means Share purchase options of Global Alumina issued pursuant to the stock option plan of Global Alumina dated May 27, 2004.

"**Project**" means the development, construction and operation of an alumina refinery near Sangarédi, in the Préfecture of Boké, Guinea, together with a bauxite mine to supply the refinery and port, railway and road infrastructure and all other ancillary infrastructure, as contemplated under the Basic Agreement, as amended.

"**Shares**" means the common shares in the capital of Global Alumina, and each a "**Share**".

"**Technical Report**" means the technical report entitled "Global Alumina Refinery Project: Bauxite Resources, Reserves and Mine Plan (Republic of Guinea)" dated February 23, 2006 and prepared for Guinea Alumina Corporation, S.A. by Butty Herinckx & Partners.

"**Warrants**" means Share purchase warrants of Global Alumina.

CORPORATE STRUCTURE

Name and Incorporation

Global Alumina filed articles of continuance under the *Business Corporations Act* (New Brunswick) (the "NBBCA") on May 26, 2004. GAPCO (Guinea Aluminum Products Corporation) Ltd. ("GAPCO"), a British Virgin Islands company and Global Alumina's predecessor corporation and current subsidiary, completed a reverse takeover transaction with PL Internet Inc. ("PLI") on May 25, 2004. PLI subsequently changed its name to Global Alumina Products Corporation. Global Alumina filed articles of amendment under the NBBCA and changed its name to Global Alumina Corporation effective as of April 29, 2005. The registered office of Global Alumina is located at: 44 Chipman Hill, Suite 1000, Saint John, New Brunswick, E2L 4S6. The Corporation's administrative office is located at: 245 Park Avenue, 38th Floor, New York, New York, 10167.

Intercorporate Relationships

The following chart sets forth the name, jurisdiction of incorporation and ownership structure of Global Alumina and its direct and indirect subsidiaries.


Global Alumina Corporation (New Brunswick)
100%
100%
100%
Global Alumina Services Company (Delaware)
Global Alumina International, Ltd. (BVI)
Aluminpro Aluminium Industry Professionals Inc. (Canada)
100%
Guinea Alumina Corporation, Ltd. (BVI)
100%
Guinea Alumina Corporation, S.A. (Guinea)

GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation is a development stage company whose main business is the development of an alumina refinery located in a major bauxite-mining region of Guinea, together with a bauxite mine to supply the refinery and port, railway and road infrastructure and all other ancillary infrastructure. Global Alumina has a mining concession covering 690 square kilometres within the Prefecture of Boké in the northwestern sector of Guinea. This region is one of the largest bauxite producing regions in the world. Global Alumina is pursuing this initiative through its wholly-owned subsidiary, Guinea Alumina Corporation Ltd. ("GAC") (formerly Boke Alumina Corporation, Ltd.), a British Virgin Islands ("BVI") company, and its Guinean subsidiary, Guinea Alumina Corporation S.A. ("Guinea Alumina") (formerly Boke Alumina Corporation S.A.R.L.).

The Corporation is focused on the design, finance, construction and operation of an alumina refinery and associated infrastructure improvements, including the development of a bauxite mine for the purpose of supplying the proposed refinery. In 2001, GAPCO discontinued development of an aluminium smelter project for which it had incurred cumulative directly attributable expenditures of $1,630,000.

Initial Listing

On March 12, 2004, GAPCO entered into the Arrangement Agreement with PLI, an Ontario reporting issuer, under which it proposed that pursuant to a court approved Plan of Arrangement (the "Arrangement") in the BVI, GAPCO shareholders would exchange their shares of GAPCO for shares of PLI, resulting in GAPCO becoming a wholly-owned subsidiary of PLI. The share exchange was completed on May 25, 2004. For accounting purposes, the transaction is considered a reverse take-over whereby GAPCO is considered the acquiring company as the shareholders of GAPCO acquired more than 50% of the issued and outstanding stock of PLI. After completion of the Arrangement, GAPCO changed its name to Global Alumina International Ltd. ("GAI").

Global Alumina listed its Shares on the TSX Venture Exchange (the "TSXV") effective June 15, 2004 and became a reporting issuer in British Columbia, Alberta and Quebec, in addition to Ontario. Effective August 30, 2004, Global Alumina became a reporting issuer in New Brunswick due to the operation of New Brunswick Order 11-901 — *Recognition of Certain Exchanges and Jurisdictions*, issued by the New Brunswick Securities Commission. Effective February 16, 2005, Global Alumina listed its Shares on the Toronto Stock Exchange (the "TSX") and delisted its Shares from the TSXV. Effective April 29, 2005, Global Alumina filed articles of amendment under the NBBCA and changed its name to Global Alumina Corporation.

Acquisition of Aluminpro

On July 19, 2004, Global Alumina acquired all of the outstanding share capital of Aluminpro, a company formed by a group of aluminium industry professionals in 2000 to provide marketing and administrative services to its shareholders and others providing technical consulting services to the aluminium industry.

The purchase price of $1,000,000 consisted of $500,000 in the form of cash payments and 500,000 units of Global Alumina (each a "Unit") valued at $1 per Unit and each consisting of one Share and one-half Warrant. Each Warrant entitles the holder thereof to purchase an additional Share at a price of $1.50 per Share until July 19, 2006.

Concurrently with the Aluminpro transaction, Global Alumina entered into a consulting services agreement (each an "Aluminpro Consulting Agreement") with each of the ten shareholders of Aluminpro under which the former Aluminpro shareholders agreed to provide specified services to Global Alumina in connection with the Project for a stated fee. These agreements had an initial term of one year and have been automatically renewed for successive 90 day periods. The agreements may be terminated by either party by delivering written notice to the other party at least 30 days prior to the end of any renewal term. To date, none of the Aluminpro Consulting Agreements has been terminated. Aggregate fees paid by Global Alumina under these agreements during 2005 and 2004 were $701,596 and $396,834, respectively. See "Directors and Officers – Contractual Relationships with Directors and Executive Officers" below.

The total cost of purchase, including transaction costs, amounted to $1,095,000 and was primarily allocated to engineering contracts in the amount of $1,079,645. Engineering contracts were amortized over a twelve-month period commencing on July 19, 2004, the effective date of the transaction.

The Basic Agreement

On October 15, 2004, Global Alumina, its wholly-owned BVI subsidiary GAC and the Ministry of Mines and Geology of Guinea (the "Ministry of Mines") signed the Basic Agreement for the development, construction and operation of the Project. The Basic Agreement is a comprehensive investment and concession agreement that grants the Investor (as defined below) exclusive rights to build and operate an alumina refinery within a 690 square kilometre mining concession area (the "Mining Concession") near Sangarédi. Following financing, the Project is to be conducted through Global Alumina's BVI subsidiary, GAC, and its Guinean subsidiary, Guinea Alumina, acting jointly and severally (for purposes of the discussion of the Basic Agreement, Guinea Alumina and GAC are referred to as the "Investor"). On December 3, 2004, the Corporation commenced pre-construction activities at the Port of Kamsar, marked by a groundbreaking ceremony. Accordingly, beginning in the third quarter of 2004, Global Alumina commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization of construction-in-progress will commence when the alumina refinery begins commercial production.

On May 17, 2005, the Corporation and the Ministry of Mines signed an amendment to the Basic Agreement modifying certain terms, including amending the 15 year corporate tax exemption to a schedule of fixed annual payments. On May 19, 2005, the Guinean National Assembly unanimously ratified the amended Basic Agreement. On July 4, 2005, the President of Guinea signed a decree publishing the amended Basic Agreement as law.

The material terms of the Basic Agreement, as amended, are as follows:

Refinery Agreement

The Government of Guinea granted the Investor the exclusive right to design, develop, construct, operate and maintain the proposed refinery and to carry out certain related activities. The term of this grant is 75 years. Upon the expiry of this term, the parties will meet to re-negotiate with a view to renewing the Basic Agreement. If the Basic Agreement is not renewed, the Government of Guinea will pay a "take-over indemnity" to the Investor in an amount equal to the residual value of the Project assets, taking into account their potential use over a 25-year period on the same terms and conditions as exist under the Basic Agreement at the time the Basic Agreement expires.

Following financing, the Project is to be conducted through the Investor. The Government of Guinea has the right to designate a representative to sit on the executive committee of Guinea Alumina. To date, the Government of Guinea has not designated a representative.

Mining Concession Term

The initial term of the Mining Concession is 25 years. The Mining Concession is to be renewed as follows: (i) at the end of the initial 25-year term, the Mining Concession will be automatically renewed for an additional period of 25 years; (ii) if in the six months preceding the expiry of the second 25-year period referred to in (i) above, the Investor delivers to the Government of Guinea its plan of upkeep and maintenance (a "Maintenance Plan") purporting to ensure the maintenance of the refinery and the Project installations over the following ten years, the Mining Concession will be automatically renewed for a period of ten years; (iii) if in the six months preceding the expiry of the ten year period referred to in (ii) above, the Investor confirms to the Government of Guinea that its Maintenance Plan applicable to that term has been implemented and submits a new Maintenance Plan for the following ten years, the Mining Concession will be automatically renewed for a period of ten years; and (iv) commencing with the six months preceding the expiry of the ten-year term referred to in (iii) above, the Investor has the right to continue to renew the Mining Concession for successive ten-year terms in accordance with the procedure set out under (iii) above. See " – Bauxite Mining Concession Rights" below.

Infrastructure and Port Installations

The terms of the use by the Investor of the existing infrastructure are to be set out in an infrastructure agreement (the "Infrastructure Agreement") and the terms of use by the Investor of the port installations to be constructed will be governed by a port agreement (the "Port Agreement").

The Investor has the right to design, develop and use certain port installations, including the right to expand and improve the access channel and construct a quay and jetty. Although financed by the Corporation, these port installations will be owned by the Government of Guinea. No royalties will be owed by the Investor in respect of their use for an initial 25-year period following the start of alumina exportation, except for the use of the access channel. Following such initial period, an annual royalty of 2% of the construction costs of the port installations will be payable to the Government of Guinea for the next 25 years, rising to 5% for the following 25-year period. During this 50-year period, an amount equal to 10% of the royalties payable to the Government of Guinea is to be withheld and deposited by the Investor in an escrow account to be used to fund maintenance costs for the port installations.

The Government of Guinea has appointed a committee which will be charged with negotiating the Infrastructure Agreement on behalf of the Government of Guinea. As its representatives on the committee, the Government of Guinea has appointed individuals connected with the Ministry of Mines. The Corporation and Compagnie des Bauxites de Guinée ("CBG") will each appoint representatives to negotiate with the Government of Guinea's committee. As the Government of Guinea has already guaranteed the Corporation access to the infrastructure under the Basic Agreement, the negotiations will primarily focus on the administrative and logistic terms relating to the use of the infrastructure and port installations.

In addition, the Investor has the right to design, develop and use a port terminal and warehouse storage facilities. These installations will be owned by the Corporation.

Financing

The Investor has agreed to use its best efforts to obtain the financing necessary for the project within 18 months of the date the Basic Agreement became effective, provided that: all of the necessary authorizations (including, decrees granting the mining concession and all permits) required in Guinea to carry out the Project have been irrevocably provided to the Investor; all of the rights have been made available to the Investor, as contemplated under the Basic Agreement, such that the Project can be implemented; and the necessary land has been made available or transferred to the Investor, as contemplated under the Basic Agreement. As these conditions have not yet been fulfilled, it is the

Corporation's interpretation of the Basic Agreement that the 18-month period has not commenced to run. The Investor has undertaken to inform the Government of Guinea of, and the reasons for, any delay and difficulty in the negotiation of the financing. If the Investor can not overcome obstacles to obtaining the financing, the Investor and the Government of Guinea will meet in order to agree on the future of the Project.

Production

The Investor has the right to produce and market alumina and to export alumina from Guinea without any restriction. The Government of Guinea may request that the Investor enter into a long term agreement for the sale of alumina to Guinea. The Investor has no obligation to enter into such an agreement if the terms are not as advantageous as those which the Investor may obtain from a third party and taking into account the financing imperatives of the Project. To date, the Government of Guinea has not requested that the Investor enter into such an agreement. The Corporation has currently secured long-term purchase and sale agreements in connection with 55% of the annual alumina production from the proposed refinery. See " – Off-take Agreements" below.

The Investor has the right to expand the alumina production capacity of the proposed refinery. In such circumstance, the Government of Guinea has agreed to, in good faith, make the necessary changes to the Basic Agreement to permit the expansion (including extensions of the Mining Concession, port area and industrial zone).

Participation by Guinea in Global Alumina

Under the Basic Agreement, as amended, the Government of Guinea had the right to make an offer to Global Alumina to acquire a shareholding in Global Alumina on market terms. This right expired without having been exercised.

Local Supplies, Services and Employees

To the extent the Investor is responsible for transport, the Investor has agreed to transport 50% of exported alumina on certain vessels designated by the Government of Guinea and sailing under the Guinean or assimilated flag, provided that the vessels possess a valid maintenance certificate issued by Lloyds and that the conditions of their tenders are equally or more competitive than the Investor could obtain on the freight market. The Investor has agreed to use services, products and raw materials from Guinean sources, so long as those services, products and raw materials are available on comparable terms to those available on the international market. The Investor has also agreed to employ as a matter of priority Guinean nationals or residents for its unskilled labour requirements while retaining the right to employ expatriate personnel who are necessary to the efficient conduct of the Project.

Mining Royalties

Starting with the first fiscal year following the start-up of commercial alumina production (which is defined in the Basic Agreement as production of 150,000 tonnes each month for four months), the Investor will be subject to a mining royalty on the bauxite transformed into alumina upon its exit from inventory equal to 5% of the "free on board" value of bauxite, determined by using a formula referred to in the Basic Agreement as the CBG formula, on the date of the Basic Agreement.

State Assistance, Guarantees and Guinean Tax and Exchange Controls

The Government of Guinea has agreed to facilitate all steps and procedures and provide all reasonable assistance necessary for the implementation of the project.

An advantageous Guinean tax regime for the Corporation is specified in the Basic Agreement:

(a) Until the start-up of commercial alumina production, the Corporation and its sub-contractors will be exempt from all Guinean taxes, except for employee withholdings.

(b) Following commercial start-up and for a period of 15 years, Guinea Alumina will make annual tax payments to the Government of Guinea in accordance with the following schedule: $5 million in the first five years; $8 million in the next five years; and $12.5 million in the final five years. Guinea Alumina will also be subject to an annual local development tax of $500,000 for the 15 years following commercial start-up and $1,000,000 for the next following 15 years.

(c) After the 15 years following commercial start-up, Guinea Alumina will pay corporate income tax at a rate of 35%.

The Government of Guinea has agreed that the Corporation may transfer currency freely and that the Corporation is not required to repatriate to Guinea amounts held in overseas accounts except amounts necessary for expenses incurred in Guinean Francs in Guinea for the project.

Under the Basic Agreement, the Investor is entitled to the benefit of the fiscal and customs regime in force in Guinea as of the date of the Basic Agreement (including the provisions of the Basic Agreement itself) throughout the term of the Basic Agreement. The Investor may at any time elect to be governed by more favourable fiscal and customs provisions which result from developments in Guinean law at any time or which would be applied in the future to any investor in Guinea. If those developments are subsequently modified in an unfavourable manner for the Investor, the Investor will nonetheless be entitled to enjoy the benefit of the unmodified provisions.

The Corporation is currently working out with the Government of Guinea the terms of an accounting and tax exhibit to the Basic Agreement that will establish the details of the fiscal regime to which Guinea Alumina will be subject in Guinea. It is possible that the tax exhibit may result in an increase in the tax payable by Guinea Alumina. However, the Corporation believes that any such increase would have no material financial impact on the Corporation.

Additional Guarantees of the Government of Guinea

In addition to the foregoing guarantees and assurances, the Government of Guinea has, under the Basic Agreement, guaranteed that it will not expropriate or nationalize all or part of the assets of the Project, whether through direct action or the implementation of indirect measures including legislation, court decisions or third-party agreements. The Government of Guinea has also agreed not to restrict: the employment of expatriate personnel; the free choice of manufacturers and direct subcontractors; the free movement in Guinea of equipment, goods and expatriate personnel; the free importation of foodstuffs, spares, materials, consumables and other goods necessary for the Project; and the importation of satellite equipment in compliance with applicable regulations.

Interpretation

Having been ratified by the Guinean National Assembly, the Basic Agreement has the force of law in Guinea. The Basic Agreement derogates in certain respects from pre-existing Guinean laws and regulations. Under the Basic Agreement, the Government of Guinea recognizes these derogations and has agreed that, to the extent there are discrepancies between the Basic Agreement and pre-existing laws and regulations, the Basic Agreement will prevail.

The Government of Guinea and the Corporation have agreed that the Basic Agreement will be interpreted in accordance with the laws of France. The Government of Guinea has waived its right to sovereign immunity under the Basic Agreement.

Termination

Each party has the right to terminate the Basic Agreement in the event of a serious breach of one of the material obligations of the Basic Agreement by the other party or a force majeure.

A *force majeure* includes wars, military insurrection, riots, civil unrest, earthquakes, fires, storms, flooding or other events beyond the control of a party which renders impossible the performance by that party of its obligations. If following a force majeure, the parties are not able to agree on how to remedy the event, the Government of Guinea will pay to the Investor compensation equal to the value of the Project assets, taking into account their potential use for the greater of the remaining term of the Basic Agreement and 50 years.

Bauxite Mining Concession Rights

Pursuant to the Basic Agreement, as amended, on January 23, 2006, the Government of Guinea issued a formal decree granting the Mining Concession to Global Alumina. Under the terms of the decree, the concession has an initial term of 25 years, renewable in accordance with the Basic Agreement (as described under "– The Basic Agreement – Mining Concession Term" above).

On January 13, 2006, an agreement (the "Tripartite Agreement") was entered into between Global Alumina, the Government of Guinea and CBG, a joint venture between Halco (Mining) Inc. ("Halco") and the Government of Guinea. Under the Tripartite Agreement, CBG agreed to transfer the area which would become the subject of the Mining Concession, which initially formed a portion of the original CBG concession, back to the Government of Guinea in exchange for exploitation permits for certain additional areas in the Cogon Tominé region of Guinea. The Government of Guinea subsequently granted the Mining Concession area to Global Alumina. The Tripartite Agreement states that neither Global Alumina nor CBG may make any claims against the other and none of the parties to the agreement has any claim against any one of the other parties. If Global Alumina does not realize the refinery within six years from the date the Government of Guinea published the Mining Concession decree, its Mining Concession will revert to the Government of Guinea and, in the case of such reversion, CBG retains a right to request by written notice that the Government of Guinea return the Mining Concession to CBG's management. The Mining Concession will also revert to the Government of Guinea upon: the bankruptcy, cessation of business or liquidation of Global Alumina; or the transfer by Global Alumina to a third party of its mining rights with respect to the Mining Concession, if such transfer is without the written consent of the Government of Guinea and the proposed refinery has not been realized in accordance with the terms of the Basic Agreement.

Financing Activities

The Corporation's current estimate of the total cost of the Project is in the range of \$2.65 to \$2.95 billion. The Corporation has raised and is continuing to seek capital to fund the detailed design phase of the Project, including engineering, preliminary construction and other work and working capital requirements.

The Corporation anticipates the need to raise approximately \$1 billion pursuant to equity offerings and an estimated \$1.80 billion of debt capital to complete the Project. To date, the Corporation has raised approximately \$244 million through the private placement of equity securities and the exercise of outstanding Warrants and has conditional commitments from Dubai Aluminium Company Limited

("DUBAL") and Emirates International Investment Company LLC ("EIIC") for an additional aggregate estimated amount of $230 million, as described hereunder. The anticipated additional amount to be received from DUBAL may increase or decrease depending on the amount of equity capital required by the Project lenders. See "DUBL Private Placement" below.

The following subsections describe the specific financings that the Corporation has completed to date.

Pre-Stock Split Financing

On January 27, 2004, in anticipation of the private placement described under "- Unit Private Placement" below and the Arrangement, GAPCO effected a 40 to 1 stock split (the "Stock Split"). Prior to the Stock Split, there were 1,179,000 issued and outstanding GAPCO common shares. Following the Stock Split, but prior to giving effect to the Unit private placement, there were 47,160,000 GAPCO common shares. In the following subsections, where GAPCO common shares were issued prior to the Stock Split, the equivalent number of Shares are also given in parentheses.

Marubeni Subscriptions

Between March 7, 2000 and November 21, 2001, GAPCO issued an aggregate of 75,000 GAPCO common shares (3,000,000 Shares) to Marubeni Corporation ("Marubeni") and certain of its affiliates for total gross proceeds of $1.2 million.

On October 30, 2001, GAPCO entered into an agreement (the "Initial Marubeni Option Agreement") with Marubeni pursuant to which GAPCO granted options to Marubeni for the purchase of: (i) an undetermined number of additional GAPCO Common Shares; and (ii) up to 20% of the annual production from the proposed refinery. The obligations of GAPCO under the Initial Marubeni Option Agreement were assumed by Global Alumina following the Arrangement. On June 23, 2005, Marubeni irrevocably waived its rights under the Initial Marubeni Option Agreement with respect to the equity option only. Under an agreement dated March 2, 2006 (the "Second Marubeni Option Agreement"), Marubeni agreed to terminate its off-take option under the Initial Marubeni Option Agreement in consideration for a lump sum payment of $50,000 from Global Alumina. Under the Second Marubeni Option Agreement, the Corporation has granted Marubeni an option to purchase up to 20% of the annual alumina output resulting from any addition of a third production line to the proposed refinery. See "Contractual Commitments – Off-Take Agreements – Marubeni Option" below.

Mitsubishi Subscription

On December 7, 2001, GAPCO entered into an agreement (the "Mitsubishi Agreement") with Mitsubishi Corporation ("Mitsubishi") pursuant to which Mitsubishi acquired 40,000 GAPCO common shares (1,600,000 Shares) at $25 per common share for gross proceeds of $1,000,000. In addition, GAPCO granted Mitsubishi an irrevocable option to purchase, at an exercise price per common share equal to the fair market value of a GAPCO common share to be agreed upon by the parties upon and at the date of satisfaction of certain conditions related to the debt financing necessary for completing the Project, an undetermined number of additional GAPCO Common Shares (the "Mitsubishi Equity Option"). In addition, GAPCO granted an option to Mitsubishi for the purchase of up to 25% of the annual production from the proposed refinery (the "Mitsubishi Off-take Option"). The obligations of GAPCO under the Mitsubishi Agreement were assumed by the Corporation following the Arrangement. See "Contractual Commitments – Off-Take Agreements – Mitsubishi Off-take Option" below.

The Mitsubishi Equity Option is exercisable at any time until 90 days after the later of (i) the date on which all material terms of contracts for the engineering, procurement, construction, start-up, initial operation and testing of the Project have been agreed to, (ii) the date on which the last of all environmental permits required to be obtained in connection with the Project is so obtained, (iii) the date on which legally binding commitments are obtained for the funding of 75% of the projected equity requirements for the Project, subject to certain conditions, (iv) the date on which the lenders to the Project agree to a final term sheet for the financing of the Project, (v) the date on which the Corporation receives a feasibility study for the Project acceptable to the lenders to the Project, and (vi) the date on which a term sheet is entered into containing all material terms of the contract for operation and maintenance of the Project.

GAPCO Debenture

On October 27, 2003, GAPCO issued a $300,000 principal amount debenture. This debenture was repaid on February 3, 2004 with the proceeds of the Unit private placement described below.

In connection with the issuance of this debenture, GAPCO issued warrants exercisable for an aggregate of 100,000 GAPCO common shares (4,000,000 Shares) at an exercise price of $40.00 per GAPCO common share ($1.00 per Share). These warrants expire on December 31, 2006. To date, none of these warrants have been exercised.

Unit Private Placement

On February 3, 2004, following the completion of the Stock Split, GAPCO closed a private placement, which raised gross proceeds of $50 million before commissions, fees and related transaction costs of approximately $5 million, of 50,000,000 Units at $1.00 per Unit. Each Unit consisted of one common share of GAPCO and one-half of a warrant, each whole warrant being exercisable at an exercise price of $1.50 per common share for 24 months after the closing date. The warrants expired on February 3, 2006. The proceeds of the offering, net of offering costs, amounted to $44,776,614.

Prior to the expiry of the Warrants on February 3, 2006, a total of 23,371,150 Warrants were exercised resulting in aggregate proceeds of $35,056,725.

In connection with this Unit private placement, GAPCO issued broker warrants exercisable for an aggregate of 4,000,000 common shares at an exercise price of $1.00 per common share. These broker warrants expire on February 3, 2008. To date, broker warrants have been exercised for 1,209,150 Shares, resulting in aggregate proceeds of $1,209,150.

December 2004 Private Placement

On December 23, 2004, Global Alumina closed a private placement, which raised gross proceeds of $30,000,750 through the issuance of 15,385,000 Shares at $1.95 per Share. The proceeds of the offering were used to fund early stage construction of the Project. The net proceeds from the offering amounted to $27,994,310 after deducting commissions, fees and related transaction costs of approximately $2,006,440.

DUBAL Private Placement

On September 30, 2005, Global Alumina closed a private placement to DUBAL, an aluminium smelter corporation owned by the government of Dubai, of 10,000,000 Shares at $2.00 per Share for gross proceeds of $20 million. The subscription proceeds receivable, shown as a receivable at September 30, 2005, were received by Global Alumina on October 3, 2005. There were no agent's fees or commissions paid in connection with this transaction.

DUBAL has also agreed to subscribe for additional common shares for an estimated aggregate subscription price of $180 million (the "Additional Subscription"). Following the Additional Subscription, DUBAL will hold 25% of the Corporation's Shares on a fully-diluted basis. The final aggregate subscription price for the Additional Subscription will depend on the cumulative amount of equity necessary to satisfy the requirements of the Project lenders for equity capital. At the date of the DUBAL Subscription Agreement, it was estimated that the Project lenders would require a cumulative amount of $700 million of equity to be raised, resulting in an estimated Additional Subscription price of $180 million. However, if the amount of equity required by the Project lenders exceeds or is less than $700 million, the Additional Subscription price will be increased or decreased by 25% of the difference, as applicable. The Corporation currently anticipates that it will be required to raise a cumulative amount of approximately $1 billion through the issuance of equity securities.

In consideration of the estimated aggregate $200 million payments by DUBAL, DUBAL will also be entitled to receive a number of Shares equal to one-third of the Shares issued by the Corporation from time to time pursuant to the conversion of certain convertible debt securities to be issued to third parties (including the proposed EIIC Debenture, as described below). DUBAL's entitlement to the Shares to be delivered upon conversion of the convertible debt arises upon the completion of the Additional Subscription but the delivery of such Shares to DUBAL will be made, at no additional cost to DUBAL, at dates in the future if and when the convertible debt is issued and converted and the number of such Shares is known. In addition, after the closing of the Additional Subscription and for so long as DUBAL owns not less than 10% of the outstanding Shares, DUBAL will be entitled to subscribe for up to 25% of any future issuances of Shares (or securities that may be converted into or exchanged for Shares) by the Corporation at the same price at which the securities are offered to others.

The Additional Subscription is conditional on: (i) the Corporation raising through the issuance of equity securities (including convertible debt) a cumulative amount of equity sufficient to satisfy the requirement of the Project lenders for equity capital (the "Project Equity Raise"); (ii) the Corporation amending its articles to explicitly limit its corporate objectives to the development, operation and expansion of alumina refineries in Guinea and ancillary activities; and (iii) the Corporation obtaining conditional commitments or other evidence of agreement in principle from Project lenders of their intent to provide the necessary debt financing for completion of the Project. The amount of the Project Equity Raise has not yet been determined. The shareholders of Global Alumina will be asked to vote on a resolution to amend Global Alumina's articles at the annual general meeting of shareholders to be held on May 8, 2006.

The subscription agreement in connection with the investment by DUBAL is summarized under "Material Contracts – The DUBAL Subscription Agreement" below.

EIIC Private Placement

On October 20, 2005, Global Alumina closed a private placement to EIIC, an investment company resident in the United Arab Emirates, of 25,000,000 Shares at $2.00 per Share for gross proceeds of $50 million. Offering expenses of $49,135 incurred in connection with this private placement during the third quarter were presented separately on the September 30, 2005 balance sheet as deferred expenses. The deferred expenses were reclassified to share capital in the fourth quarter. The commission of $2.5 million paid to SW Source Capital UK in consideration for its role as placement agent and an additional $78,440 of listing expenses were recorded in the fourth quarter as a reduction of share capital.

Under the subscription agreement dated August 16, 2005 between Global Alumina and EIIC, as amended by an amending agreement dated September 22, 2005 (together, the "EIIC Subscription Agreement"), Global Alumina has agreed to issue a $50,000,000 convertible debenture (the "Debenture") to EIIC. The Debenture will have a five year term and will bear interest at the rate of 10% per year payable on June 30 and December 31 of each year. For a period of 12 months following notification by Global Alumina to EIIC that the Project Equity Raise has been completed, the Debenture will be convertible into Shares, in whole but not in part, at a conversion price of $2.50 per Share for a total of 20 million Shares. Global Alumina anticipates that the Debenture will be issued to EIIC prior to the end of 2006.

The subscription agreement in connection with the investment by EIIC is also summarized under "Material Contracts – The EIIC Subscription Agreement" below.

IDBIF Private Placement

On December 29, 2005, Global Alumina closed a private placement to IDB Infrastructure Fund L.P. ("IDBIF"), a limited partnership established in the Kingdom of Bahrain, for 22,222,222 Shares at $2.25 per Share for gross proceeds of $49,999,999.50. Under the IDBIF Agreement, as long as IDBIF holds more than 5% of Global Alumina's issued and outstanding Shares, Global Alumina will not issue any Shares at a price per share of less than $2.25, other than pursuant to (i) the terms of certain pre-existing agreements; (ii) an exercise of Warrants issued by Global Alumina prior to the execution of the subscription agreement dated November 29, 2005 between Global Alumina and IDBIF (the "IDBIF Agreement"); (iii) an exercise of Options granted in the ordinary course and consistent with past practices; or (iv) a public offering of Shares by way of prospectus.

There were no agent's fees or commissions paid in connection with this transaction.

Debt Financing

Global Alumina has retained Citigroup Global Markets Inc. ("Citigroup") in connection with raising approximately $1.8 billion in debt for development and construction funding of the Project. Citigroup has been functioning as liaison between Global Alumina and prospective lenders. Citigroup, on behalf of the prospective lenders, commissioned SRK Consulting ("SRK") as the independent technical and economic engineer to review the Project. SRK provided to the prospective lenders an interim review report on the Project dated April 2005. To date, none of the prospective lenders has committed to participate in a financing syndicate. Discussions between Global Alumina, Citigroup and the prospective lenders are continuing.

Global Alumina anticipates that the debt will be incurred at the Guinea subsidiary, Guinea Alumina, and be guaranteed by GAC and Global Alumina on a secured basis through a pledge of the common shares of Guinea Alumina and GAI, respectively. It is likely that the debt will be secured by all the present and after acquired property of Guinea Alumina.

Contractual Commitments

Financial Advisors

Effective March 1, 2004, GAPCO appointed two financial advisors, one in connection with securing equity and the other, Citigroup, in connection with raising debt, for development and construction funding of the Project. GAPCO agreed to pay to its financial advisors an aggregate monthly retainer of $75,000 and success fees based on an agreed upon formula. The success fees to the advisors will accrue upon receipt of commitment letters for Project-associated equity and debt financing and will be payable in full on the execution and delivery of the definitive financing documents. The agreement with Citigroup will continue until the earlier of the consummation of debt financing and January 1, 2007. Effective May 27, 2005, Global Alumina terminated the agreement with the equity advisor.

Technip France S.A.

On February 18, 2005, Global Alumina entered into a memorandum of understanding with Technip France S.A. ("Technip") under which Technip will assume the role of engineering, procurement and construction contractor for the construction of the Corporation's refinery in Guinea. Under the memorandum of understanding, Technip has agreed to move forward on the design and procurement of the refinery ("Phase One") and both parties have agreed to commence negotiations on the terms of the final contract for the construction of the refinery. As of the date hereof, Technip is continuing work on the front end engineering and design for the refinery. Under the memorandum of understanding, it was anticipated that Phase One would be completed by October 30, 2005. Global Alumina and Technip are currently in negotiations to expand the scope and time period for completion of Phase One. Phase One has been extended to allow for further design work on the specifications of the refinery and to allow for the redesign of the refinery foundations. See "Narrative Description of the Business – Project Status – Refinery" below. Global Alumina had originally estimated that payments to Technip in connection with the completion of Phase One would total approximately $25 million. To date, Global Alumina has paid an aggregate of $21,107,615 to Technip in connection with Phase One. The total remaining aggregate payments to be made to Technip in connection with Phase One will depend on the current negotiations between Global Alumina and Technip with respect to the scope and time period for completion of Phase One. All work currently being performed by Technip has been contemplated within the overall construction schedule for the refinery and has been accounted for in the current estimated total cost of the Project, which is in the range of $2.65 to $2.95 billion.

Under a memorandum of understanding dated April 29, 2005, as amended by an amending agreement dated October 26, 2005 (collectively, the "Joint MOU"), Technip, Consolidated Contractors International Company, SAL ("CCIC") and Chicago Bridge & Iron Company B.V. ("CB&I") agreed to cooperate during the design and procurement phase of the proposed refinery, including the early works and mobilization phase and the construction, pre-commissioning and commissioning phase of the refinery. The parties agreed to negotiate a more detailed agreement with the Corporation. Under the Joint MOU, the Corporation will reimburse CCIC and CB&I for direct works performed during the early works and mobilization phase of the refinery, based on a schedule to the Joint MOU setting out hourly rates applicable to specified personnel. CB&I is currently engaged in the engineering work in connection with the precipitation unit of the proposed refinery. To date, the Corporation has made aggregate payments of $8,455,985 and $851,221 to CCIC and CB&I, respectively. The payments made to CCIC relate primarily to the establishment of the pioneer camp and crushing plant and the supply of the concrete batching plant.

Willis Risk Solutions

On February 25, 2005, Global Alumina entered into an insurance service agreement with Willis Risk Solutions ("Willis") pursuant to which Willis would conduct an evaluation of the Project's risks, procure insurance coverage, in its capacity as an insurance broker, and provide account management services in connection with the Project. The agreement is effective for a period beginning as of January 1, 2005 and continuing until the completion of the Project. The total fee payable to Willis under the agreement is $785,000, excluding premiums applicable to insurance policies purchased though Willis as insurance broker. To date, $196,250 has been paid to Willis under the terms of the contract. The remainder of the fee is payable as follows: $196,250 upon placement of the insurance coverage; $196,250 on the first anniversary of such placement; and $196,250 on the second anniversary of such placement.

Letters of Credit

From time to time, Global Alumina may enter into letter of credit arrangements in the ordinary course of business. As of December 31, 2005, there was one letter of credit outstanding for $15,316,955 in connection with dredging activities for construction of the port facilities in Guinea. Global Alumina is required to keep cash on hand in this amount until the letter of credit expires on April 28, 2006. As of January 25, 2006, the amount of the outstanding letter of credit was reduced to $6,612,200.

Off-take Agreements

The Corporation is in on-going discussions with several parties with respect to entering into agreements for the purchase and sale of the annual alumina production from the proposed refinery.

Guinea Alumina, in the ordinary course of business, entered into agreements with DUBAL and Glencore International AG ("Glencore") for the purchase and sale of alumina production from the proposed refinery.

In addition, Global Alumina has granted an option to Mitsubishi for the purchase of up to 25% of the annual production from the proposed refinery. A similar option for 20% of the annual alumina production previously granted to Marubeni was terminated by mutual consent on March 2, 2006.

Details regarding the foregoing arrangements are as follows:

DUBAL Off-take Agreement

On September 30, 2005, Guinea Alumina entered into a 20 year purchase and sale agreement (the "DUBAL Off-take Agreement") with DUBAL to purchase on a take or pay basis 40% of the annual production from the proposed refinery (based on the then-anticipated annual production of 2.8 million tonnes) at a price expressed as a percentage of the three-month forward price of aluminium as set on the London Metal Exchange. The percentage has been fixed for ten years of the contract and fixed within a range thereafter. If the London Metal Exchange ceases to issue or if either party has reasonable evidence that the London Metal Exchange no longer represents the then-current market price of aluminium, upon notice from one party, the parties will commence negotiations within ten days with a view to agreeing on a new pricing basis for the alumina.

If the Corporation fails to deliver the required amount of alumina in any given year, the Corporation must deliver an amount of alumina equal to the short-fall within the first two months of the following year. The short-fall amount will be priced as if it had been delivered in the preceding year. If the Corporation delivers an excess of alumina in any given year, the excess will be deducted from the amount required to be delivered by the Corporation in the following year and shall be priced as if it had been delivered in the first scheduled delivery of that following year.

Alumina delivered to DUBAL must satisfy certain chemical and physical specifications set out in the DUBAL Off-take Agreement. Should any shipment of alumina not conform to the required specifications, the Corporation and DUBAL will enter into discussions to determine the appropriate actions to be taken. Generally, if DUBAL determines, in its sole discretion and acting reasonably, that the non-conforming alumina can be safely used for production of aluminium, it will accept delivery of the alumina and purchase the alumina at a discount to be agreed upon by the parties.

If the production from the refinery exceeds 2.8 million tonnes in any year, upon notice from the Corporation, DUBAL may elect to purchase up to 40% of the additional alumina. See "Narrative Description of the Business – Business Overview" below.

Glencore Off-take Agreement

On January 24, 2006, Guinea Alumina entered into a 20 year purchase and sale agreement (the "Glencore Off-take Agreement") with Glencore to purchase on a take or pay basis 420,000 tonnes of alumina (representing 15% of the then-projected 2.8 million tonne annual production from the proposed refinery or 14% of the current-projected three million tonne annual production) at a price expressed as a percentage of the three-month forward price of aluminium as set on the London Metal Exchange subject to a minimum price. The percentage has been fixed for the life of the contract. If the London Metal Exchange ceases to issue or if either party has reasonable evidence that the London Metal Exchange no longer represents the then-current market price of aluminium, upon notice from one party, the parties will commence negotiations within ten days with a view to agreeing on a new pricing basis for the alumina. See "Narrative Description of the Business – Business Overview" below.

Alumina delivered to Glencore must satisfy certain chemical and physical specifications set out in the Glencore Off-take Agreement. Should any shipment of alumina not conform to the required specifications, the Corporation and Glencore will enter into discussions to determine the appropriate actions to be taken. Generally, if Glencore determines, in its sole discretion and acting reasonably, that the non-conforming alumina can be safely used for production of aluminium, it will accept delivery of the alumina and purchase the alumina at a discount to be agreed upon by the parties.

Mitsubishi Off-take Option

On December 7, 2001, GAPCO entered into the Mitsubishi Agreement pursuant to which it granted the Mitsubishi Off-take Option to Mitsubishi for the purchase of up to 25% of the annual production from the proposed refinery. Under the Mitsubishi Off-take Option, after the date on which the Corporation has secured long-term purchase and sale agreements for 75% of the annual production from the proposed refinery, Mitsubishi will have 60 days to notify the Corporation of its intent to exercise all or part of its option to purchase the remaining 25% of the annual production from the proposed refinery. Upon the delivery of such notice from Mitsubishi, the Corporation must enter into good faith negotiations with Mitsubishi on the terms of a long-term purchase and sale agreement, the terms and conditions of which must be mutually agreeable to the parties. The obligations of GAPCO under the Mitsubishi Agreement were assumed by the Corporation following the Arrangement.

See "- Financing Activities – Mitsubishi Subscription" above.

Marubeni Option

Under the Initial Marubeni Option Agreement, Marubeni had the option to purchase up to 20% of the annual production from the proposed refinery, on similar terms to the Mitsubishi Option. However, under the Second Marubeni Option Agreement dated March 2, 2006, Marubeni agreed to terminate this option in consideration for a lump sum payment of $50,000 from Global Alumina.

Under the Second Marubeni Option Agreement, the Corporation granted Marubeni an option to purchase up to an aggregate of 20% of the annual alumina output resulting from any addition of a third production line to the proposed refinery (the "Expansion Capacity"). After the later of the date on which the Corporation delivers to Marubeni a draft agreement (the "First Draft") for the sale of up to 10% of the Expansion Capacity (which First Draft must be delivered by the Corporation within ten days of the date on which the Corporation has secured long-term purchase and sale agreements for 50% of the Expansion Capacity) and July 7, 2007, Marubeni will have 30 days to notify the Corporation (the "First Notification") of its intent to exercise all or part of its option to purchase up to 10% of the Expansion Capacity. Following such First Notification, Marubeni and the Corporation will conduct good faith negotiations for a purchase and sale contract. Should Marubeni fail to deliver the First Notification, or should the parties fail to negotiate a purchase and sale contract within 60 days of the date of the First Notification, each party's obligations with respect to the off-take option in connection with this initial 10% of the Expansion Capacity expires. After the later of the date on which the Corporation delivers to Marubeni a second draft agreement (the "Second Draft") for the sale of up to an additional 10% of the Expansion Capacity (which Second Draft must be delivered by the Corporation within ten days of the date on which the Corporation has secured long-term purchase and sale agreements for 60% of the Expansion Capacity) and December 31, 2007, Marubeni will again have 30 days to notify the Corporation (the "Second Notification") of its intent to exercise all or part of its option to purchase up to an additional 10% of the Expansion Capacity and Marubeni and the Corporation will commence good faith negotiations for a purchase and sale contract. Should Marubeni fail to deliver the Second Notification, or should the parties fail to negotiate a purchase and sale contract within 60 days of the date of the Second Notification, each party's obligations with respect to the off-take option in connection with the additional 10% of the Expansion Capacity expires. Any contract with respect to either the initial or additional 10%

of the Expansion Capacity will be for a term of 12 years, at a price equal to a fixed percentage of the three-month forward price of high grade aluminium on the LME, and subject to other terms and conditions substantially in the form of such terms and conditions contained in previously executed contracts for the sale of 50% or 60% of the Expansion Capacity, as applicable.

See"- Financing Activities – Marubeni Subscriptions" above.

Memorandum of Understanding with CAG

On May 18, 2005, Global Alumina announced that it had entered into a memorandum of understanding with China Aluminium Group, Ltd. ("CAG"). Under the memorandum of understanding, CAG has expressed its intention to enter into a long-term purchase and sale agreement with Guinea Alumina for 25% of the annual production from the proposed refinery and to acquire an equity interest in Global Alumina. The memorandum of understanding has expired, but the parties remain in discussion with respect to off-take arrangements.

Global Alumina Services Company

On June 7, 2005, Global Alumina incorporated Global Alumina Services Company, a Delaware company, to provide management services to the Corporation, including day-to-day management activities and direction of operations, regulatory compliance and investor relations. The foregoing services are being provided by Global Alumina Services Company upon terms and conditions which will be formalized pursuant to a services agreement between Global Alumina and Global Alumina Services Company. To date, the services agreement has not been completed or executed by either party.

NARRATIVE DESCRIPTION OF THE BUSINESS

Business Overview

The Corporation proposes to develop, construct and operate an alumina refinery project in the Prefecture of Boké, Guinea. The Project is expected to consist of:

- a three million tonnes per year alumina refinery, comprised of two processing lines;
- a coal-fired power plant capable of producing approximately 155 megawatts of electricity and supplying all of the steam required by the refinery;
- an approximately 30-metre high earthfill dam to provide storage for the five million cubic metre water supply reservoir required for the refinery and power plant;
- red mud disposal areas capable of storing the approximate 3.3 million tonnes of red mud, a non-hazardous by-product of the alumina refining process, that the Project is expected to produce each year;
- port facilities at the Port of Kamsar, located approximately 125 kilometres from the refinery site, to import the approximately 1.7 million tonnes of coal, limestone, heavy fuel oil, diesel oil, sulfuric acid, caustic soda and other supplies necessary to operate the refinery, and to export the alumina produced by the refinery (to be built by the Corporation but owned by the Government of Guinea); and
- town and related infrastructure facilities to support approximately 1,000 of the expected 1,500 full-time employees and their families when the refinery is operational. The town site will also be used as a camp to house workers during the construction period.

The Project also includes the development of a bauxite mine to supply the refinery. The Project development schedule contemplates that bauxite production from the Mining Concession will commence in 2008, initial alumina production from the first line will commence in early 2009 and that within six months thereafter the second processing line will be completed, bringing the plant to production at its planned three million tonnes per year capacity by 2010. The proposed refinery will be designed with the potential to expand by one additional 1.5 million tonnes per year processing line. The Corporation has not determined final cost estimates for completion of the Project and has not completed a final economic feasibility study of the Project. The final cost estimates will depend on the completion of engineering studies and the negotiation of construction contracts. However, the Corporation's preliminary estimate of the total cost of the Project is in the range of $2.65 to 2.95 billion. This anticipated increase in the total cost of the Project from an estimated $2.45 billion is due primarily to a combination of the severe shortage of materials, construction equipment and contractors as a result of significant unusual events around the world (for example, the Tsunami reconstruction, Iraq reconstruction, the Pakistani earthquake and the impact of hurricanes in the United States and Caribbean) and higher energy prices, in addition to the substantial increase in new investment in the natural resource sector over the past several years. In addition, the Corporation has determined to increase the initial capacity of the refinery by approximately 7% from 2.8 million tonnes per year to three million tonnes per year.

Overview of the Aluminium and Alumina Industry

Aluminium is one of the most plentiful metals in the earth's crust. It occurs naturally in the form of bauxite, an ore containing aluminium oxide (Al_2O_3), commonly called alumina. Alumina is extracted from bauxite ore through a refining process. Refined alumina is the primary raw material used for aluminium smelting. As a general rule, it takes approximately two tonnes of alumina to produce one tonne of aluminium.

Aluminium products compete with other materials, such as steel and plastics for automotive and building applications; magnesium, titanium composites and plastics for aerospace and defence applications; steel, plastics and glass for packaging applications; and wood and vinyl for building and construction applications. Aluminium's diverse characteristics, particularly its light weight, resistance to corrosion, high strength, and recyclability have made it an essential material for modern economies.

The aluminium industry is highly concentrated due to the high costs of entry. According to Metal Bulletin Research, Alcoa Inc., Alcan Inc., Russian Aluminium Company ("RUSAL"), Norsk Hydro ASA and BHP Billiton Limited accounted for close to 50% of the almost 32 million tonnes of aluminium that was produced world-wide in 2005.

The market for smelter grade alumina is primarily controlled by integrated aluminium companies. In 2005, worldwide alumina refining capacity totalled approximately 64 million tonnes per year. It is estimated that approximately 75% of alumina production from alumina refineries is transferred to, and consumed by, smelters owned by the same entities that own the applicable alumina refineries. The "third party" market for alumina amounts to approximately 17-18 million tonnes per year. Historically, it was estimated that Alcoa Inc. supplied approximately 45% of the third party market for alumina. While Alcoa Inc.'s market share was reduced following the sale of certain of its alumina interests, it is anticipated that its market share will continue to rise. Aluminium Corp. of China (in China only), BHP Billiton Limited, Comalco Limited and Glencore are also major third party market sellers. The primary buyers of alumina are independent smelters and integrated aluminium companies that have smelting capacity that requires alumina in excess of alumina produced by their own alumina refineries. There has been a recent increase in the number and size of independent smelters in China and the Middle East.

Based on aluminium price forecasts published by Metal Bulletin, the long term cash price for aluminium on the London Metal Exchange is expected to be between $1,610 and $1,680 per tonne in 2006, rising to $1,800 per tonne by 2009 (assuming that demand remains at forecasted levels). The contract price for alumina is normally set as a percentage of the three-month forward price of aluminium on the London Metal Exchange which is typically up to $30 per tonne higher than the cash price. Between 2004 and 2005, there was an increase in the percentage of the London Metal Exchange price used for the sale of alumina, due to greater demand for alumina and increased operating costs for smelters. Long term contracts are now being based on approximately 13.5% of the three month forward price, whereas two years ago the percentage was closer to 12.5%. Spot alumina prices, on the other hand, are not anticipated to remain at their present high levels beyond the next two years.

Overview of the Alumina Refinery Process and Industry

To produce aluminium, bauxite ore must first be refined into alumina, a white granular powder somewhat finer than table salt. The Bayer refining process is used by alumina refineries worldwide to separate alumina from bauxite ore. The Bayer refining process involves four steps – digestion, clarification, precipitation and calcination. The process is based on the fact that the solubility of aluminium hydroxides and aluminium oxyhydroxides in caustic soda solution increases with increasing temperature and with increasing caustic concentration of the solutions. Mined bauxite is crushed, ground and dissolved in caustic soda solution (sodium hydroxide) at increased pressure and rising temperatures. The resulting liquor contains a solution of sodium aluminate and undissolved bauxite residues containing iron-oxides, silica-oxides and titanium-oxides. These residues, commonly referred to as "red mud", sink gradually to the bottom tank and are removed.

The clear sodium aluminate solution is pumped into a large tank called a precipitator. Fine particles of alumina are added to seed the precipitation of pure alumina particles as the liquor cools. The particles sink to the bottom of the tank, are removed, and then passed through a rotary of fluidized calciner to drive off the chemically combined water. The result is pure alumina. The caustic soda is returned to the start of the process and is used again. The diagram below illustrates the Bayer refining process.


Bauxite from Mine
Crusher
Digester
Filter
Bauxite Residue
Precipitator
Rotary Kiln
Alumina

Source: International Aluminium Institute (www.world-aluminium.org)

Analysis of the components of the production cost of alumina shows that bauxite is the most important - typically as much as 30% of the total production cost of alumina. Also, bauxite has a cost effect beyond its simple cost as a raw material. The nature and quantity of the silica minerals in the bauxite fix the amount and, therefore, the consumption and cost of caustic soda needed to produce alumina. Bauxite and caustic together typically constitute 50% of the total production cost of alumina. However, there is a large variation in the cost of these components in different alumina plants based mostly on the quality of its bauxite feedstock, and the proximity of the refinery to the mine from which its bauxite is sourced. The lowest bauxite cost is in the order of \$15 to \$20 per tonne of alumina in Western Australia, representing approximately 20% of the cash cost of production of the alumina. The highest bauxite cost is in the order of \$90 to \$100 per tonne of alumina (where the bauxite has to be shipped long distances), representing over 60% of the cash cost of the production of alumina. Though final capital and operating costs for the proposed alumina refinery have not been developed, based on the assumed low cost, good quality and proximity of bauxite to be made available to the refinery and other factors, the Corporation expects that it will be among the lowest cash operating cost and most efficient alumina producers in the world.

The global aluminium market has been growing for many years at rates slightly greater than the world gross domestic product, driven largely by growth in the transportation sector and by advances in refining and smelting technologies that have kept the price of aluminium competitive compared to competing materials. Historical records track growth of the alumina market through the production of primary aluminium. Alumina consumption factors equal 1.95 tonnes per tonne of primary aluminium produced. Annual smelter grade alumina consumption of 62.5 million tonnes in 2005 reflected growth over a ten-year period of 24.1 million tonnes relative to the 38.4 million tonnes of consumption in 1995 (Brook Hunt (Mining and Metal Industry Consultants), as reported at the Amsterdam Metal Bulletin Conference, March 2006). Over this decade, long term contract prices for alumina have generally tracked within 12-14% range of the London Metal Exchange aluminium price. Historically, world alumina supply and demand had been balanced, with annual production capacity of aluminium and alumina now totalling approximately 36 million tonnes and 64 million tonnes, respectively. Due to the vertically integrated nature of the major aluminium companies, this supply and demand balance has been achieved more by companies adjusting alumina production to meet demand than by external supply and demand forces. However, due to significantly increased production of aluminium in China, which currently has a significant shortfall in alumina refining capacity, growth in the demand for alumina is currently outpacing its historic levels. The increased alumina demand has pushed alumina spot prices above $600/tonne, representing over 25% of the current London Metal Exchange aluminium price (although this price was obtained for only a small volume of alumina relative to total world-wide production); as of March 2006, the alumina spot price was $650/tonne. Despite the current high alumina spot prices, the Corporation anticipates that long-term alumina contracts will continue to fall within a range of 13-14% of the London Metal Exchange three-month aluminium price for the foreseeable future.

Industry professionals forecast an increase in annual alumina demand of approximately 27.5 million tonnes, for a cumulative annual demand of 90 million tonnes, by 2015 (Brook Hunt (Mining and Metal Industry Consultants), as reported at the Amsterdam Metal Bulletin Conference, March 2006). Currently, there are preliminary plans in place for capacity expansions of existing refineries ("brown-field expansions") which, when combined with the Corporation's proposed refinery, would result in increased world-wide alumina production of approximately 12 million tonnes per year within the next five years. However, the potential to continue such brown-field expansions (which generally is the lower cost means of adding capacity to a refinery) at many of the existing refineries is limited by various constraining factors, including depletion of local bauxite supply, environmental factors, political concerns, limitations of existing infrastructure, availability of water and high operating costs. It is therefore expected that the current short-fall in the market will begin to ease after 2007 and that the industry will regain its balance within this period, but that significant additional new capacity will be needed within the next ten years. Over the last 20 years, the industry has relied upon brown-field expansions almost exclusively to serve its increasing alumina requirements. Since 1998, there have been only two new, or "green-field", refineries built outside of China. Construction of Alunorte in Brazil, owned by Companhia Vale do Rio Doce and Norsk Hydro, began in the 1980's, was stopped and then restarted in the 1990's with first production in 1998. In 2001, Comalco Limited commenced construction of an initial 1.4 million tonnes per year refinery in Australia, which has a design of ultimate capacity of approximately 4.2 million tonnes per year. Comalco Limited began alumina production in early 2005. A new refinery in India, owned by Vedanta Resources plc, is due to start production later this year. In addition, there are several small refineries with limited bauxite reserves under construction in China. The Corporation believes that increased production from the new Comalco Limited refinery and Vedanta Resources plc refinery and continued expansion of existing refining capacity will not be sufficient to meet the increased demand forecast for the industry over the next ten years and that additional new, green-field refinery capacity will be required to meet that demand.

Guinea

Introduction

Guinea is located in Western Africa and has 320 kilometres of coastline on the Atlantic Ocean, between Guinea-Bissau to the north and Sierra Leone to the south. Its eastern neighbours are Senegal, Mali, Côte d'Ivoire and Liberia. It covers an area of approximately 246,000 square kilometres, making it slightly smaller than the State of Oregon. Guinea has a population of approximately nine million people, of whom approximately 85% are Muslim. In addition to the official language French, there are eight national languages: Malinke, Susu, Fulani, Kissi, Basari, Loma, Koniagi, and Kpelle.

Education is free and compulsory for all children between seven and twelve years of age. In practice only 30% of eligible children actually go to school. The adult literacy rate is approximately 30%. Higher education is provided by universities at Conakry and Kankan and by several other institutions.

There is a critical shortage of skilled managers and administrators with private sector experience. Labour is ample but generally lacking in training, contributing to low productivity.

Bauxite is Guinea's most significant export and is Guinea's most important foreign exchange earner. Other industries in Guinea include processing plants for beer, juices, soft drinks and tobacco. Agriculture employs approximately 80% of the nation's labour force. The Government of Guinea encourages a free market economy and promotes foreign investment.

Infrastructure

Guinea remains one of the poorest countries in the world, even though it possesses significant mineral and hydro-power resources and considerable potential for agricultural development. Initial progress has been achieved in the privatization of power and oil distribution sectors.

Long-term improvements in literacy, financial institutions, and the legal framework are needed if the country is to ease the spiral of poverty, ignorance and disease. Except in the bauxite industry, foreign company investment remains minimal.

Guinea's infrastructure is considered poor. Principal sectors are accessible by paved primary roadways; however, communication links between Conakry and the interior remain inferior and unreliable. Electricity and water shortages are frequent and sustained, and many businesses are forced to use expensive power generators and fuel. Demand for electricity and water grossly exceeds the production and supply capacity.

Local commercial transport is plentiful but of poor quality. Development assistance from a wide variety of international sources is aimed at facilitating economic adjustment and capitalising on the nation's potential for growth. Improvement efforts have concentrated on communications and transportation facilities, mineral exploration, agricultural development, and technical training. The distribution infrastructure of petroleum products consists of road, rail and retail networks all in need of rehabilitation. The Guinean government agency, Administration du Secteur Pétrolier, handles all retail and consumer petroleum market products with the exception of aviation fuels.

Personal hygiene is considered poor. Yellow fever, cholera, malaria, typhoid and polio are still considered serious potential health risks throughout the country, especially in urban areas. Rabies and biharziasis (schistosomiasis) are endemic with most cases occurring in rural areas. All water is regarded as contaminated. Meningitis, hepatitis, filariasis and onchocerciasis have been reported in recent years.

Current environmental issues include deforestation, inadequate supplies of potable water, soil contamination, soil erosion, and over-fishing.

Political History

Beginning in the nineteenth century, Guinea (then known as French Guinea) was governed by France. After World War II, several labour political parties were established, including the Parti Démocratique de Guinée led by Ahmed Sekou Touré. In 1958, this party organized support to vote against Charles de Gaulle's proposed French community and then declared independence, resulting in Guinea becoming ineligible for France's financial aid and other assistance programs. Sekou Touré continued to rule Guinea until his death in 1984, after which the Guinean military took control of the government and established the Second Guinean Republic under Lansana Conte. Through the end of the 1980's, Guinea undertook steps to achieve substantial political liberalization, now enshrined in the Guinean constitution. The constitution was approved by referendum in December 1990, paving the way for multi-party elections. Presidential and parliamentary elections took place in late 1993 and Lansana Conte was declared president of Guinea. He again won the presidential election in 1998 and, while serving what would normally have been his final term in office, a constitutional amendment that removed presidential term limits was approved in 2001 through a referendum. Lansana Conte was again re-elected president of Guinea in December 2003.

Guinean Bauxite Industry

Guinea possesses some of the world's highest quality bauxite and almost one-third of the world's known recoverable bauxite. Guinea is also the world's largest exporter of bauxite. In particular, Guinean bauxite supplies nearly 50% of the U.S. and Canadian import markets. On a global scale, it is estimated that up to 15% of all primary aluminium is produced from Guinean bauxite. At the present time, Guinea has three active bauxite mining operations, located at Boké, Fria and Kindia, each of which has been in operation for over 25 years. The Boké mine exports more bauxite to offsite refineries than any other bauxite mine in the world, supplying more than 12 million tonnes per year of bauxite to alumina refineries in North America and Europe. The mine at Fria supplies bauxite to a refinery in Friguia, Guinea, Africa's only existing alumina refinery. This refinery is currently owned and operated by Alumina Company of Guinea, which is owned by RUSAL (85%) and Government of Guinea (15%). The refinery produces up to 700,000 tonnes per year of alumina and exports alumina primarily to RUSAL's smelters in Russia and the Ukraine. The mine at Kindia is owned by Societe des Bauxites de Kindia ("SBK"). SBK's mine is leased and operated by Compagnie des Bauxite de Kindia, a subsidiary of RUSAL; it exports approximately two million tonnes per year of bauxite primarily to RUSAL's alumina refineries in Russia and the Ukraine.

The bauxite produced at the existing mine in the Prefecture of Boké is particularly rich in alumina content and economically recoverable bauxite is spread over many square kilometres and is tens of metres deep under minimal overburden. This mine is operated by CBG under a 75-year concession agreement awarded by the Government of Guinea in the late 1960s. CBG is owned 51% by Halco, a consortium of integrated aluminium companies comprised of Alcoa Inc. (45%), Alcan Inc. (45%) and Dadco Ltd. (10%), and 49% by the Government of Guinea. Alcoa Inc. serves as the contract mine operator on behalf of CBG. See "General Development of the Business – Bauxite Mining Rights" above.

Summary of the Guinean Investment Code

Guinea updated its investment code (the "Investment Code") in June of 1995 to define the terms and conditions governing investments in Guinea, such as the Corporation's planned investment in the Project. The Investment Code also established the National Commission on Investments to administer the Investment Code and facilitate its privatization mission.

The Investment Code establishes a number of fundamental investment guarantees in order to provide the foundation for an open, fair and competitive investment environment in Guinea. Specifically, it guarantees that any person is free to establish any lawful business in Guinea (except that power production and distribution and running water distribution, other than with respect to the investor's own needs, mail, telecommunications and arms are reserved for the public sector, and that foreign investors are limited to 40% ownership of mass media companies), and has the right to import, export and manage its business, including establishing its own sourcing, production, marketing, personnel employment and termination and pricing policies. Furthermore, foreign investors are free to convert and transfer currency representing any sort of income and any liquidation proceeds from investments. To promote a competitive climate, public sector businesses are subject to the same rights and obligations as the private sector. Further, the Government of Guinea guarantees that expropriation measures will be taken only where the public welfare is involved and that compensation consistent with international standards will be paid. Finally, foreign investors are entitled to the same fundamental rights and responsibilities and access to the judicial system as Guinean nationals.

The Investment Code establishes a system of tax incentives for new investments that:

- employ Guinean nationals;
- constitute at least 33% (25% for small businesses) equity capital; and
- address one or more of Guinea's priority objectives.

These priority objectives include:

- the promotion of small and medium sized businesses;
- the development of non-traditional exports;
- the processing in Guinea of local natural resources and raw materials; and
- the establishment of activities in less economically developed regions.

Investments addressing any of these priorities enjoy, among other things, the following incentives:

- relief of import duty and taxes during the initial investment period;
- abatement of raw material duty taxes; and
- exemption of income taxes, apprenticeship taxes and the flat-rate payment on salaries (and then abatement for a certain number of years depending upon the region in Guinea within which the business is located).

Beyond these specific fiscal incentives available to all foreign investors, each priority sector has been accorded certain special advantages as set out in the Investment Code. Activities involving the mining of minerals and hydrocarbons are eligible for preferential treatment as defined under the Mining Code of Guinea (the "Mining Code").

Summary of the Mining Code

In 1995, Guinea established a comprehensive mining code to help promote the development of mining activities and in-country processing of its mineral resources through private sector investment. The Mining Code sets out investment guarantees and fiscal incentives that the Government of Guinea offers to all prospective investors in Guinea. Concession agreements or conventions between the Government of

Guinea and any particular investor further define and enhance as a general rule the basic principles laid in the Mining Code as they apply to a specific investment.

As is common in many countries, the Government of Guinea owns all surface and subsurface minerals and the Mining Code provides for the conditions of awarding specific mining rights. Mining title is awarded for a specified (but potentially expandable) mineral, location and term by the Ministry of Mines based upon an application demonstrating technical and financial competence, an operating plan and an indicated level of commitment. Holders of such titles own, under the terms of a concession agreement, the exclusive right to develop, extract and freely dispose of the minerals covered by such concession agreement.

Mining titles are issued in conjunction with concession agreements. Concession agreements define the rights and obligations of the parties and set out the legal, tax and social conditions which govern the operation of the concession for the duration of the agreement. In cases where the Government of Guinea participates, the level and nature of its participation is expressly defined in the concession agreement and may be changed only by mutual agreement of the parties. Mining rights are revocable in accordance with a procedure – which includes a right to appeal – in the event the title-holder breaches the provisions of the Mining Code that are applicable to it, fails to pay taxes or fails to meet defined development expenditure targets agreed to by the Government of Guinea and the title-holder. The Mining Code also lays out the framework for relations with surface occupants and their property and the rules applicable to prevent competing mines. Title-holders are permitted under the Mining Code to transport and transform the mined product and to construct any infrastructure necessary for its operations. Title holders must comply with regulations addressing hygiene, safety, supervision and inspection, and must restore abandoned mine sites to pre-project conditions (for instance, forest or agricultural use).

Concession agreements, as a matter of general practice, further define and detail the basic principles laid in the Mining Code for the benefit of the investor and include exceptions to the general provisions of the Mining Code. Concession agreements become effective and binding upon the parties as soon as they are executed by them and ratified by the National Assembly of Guinea. Once a concession agreement is in effect, it has force of law. Its terms have precedence over any contradictory legal provisions including the provisions of the Mining Code.

The tax regime in the Mining Code includes a mining tax of five to ten percent of the "free on board" value of the mined minerals, depending upon mineral type, which mining tax decreases as value is added in Guinea to the minerals through refining and other processing. Income taxes are paid at the statutory 35% rate with a 50% tax on the portion of unreinvested profits which have not been taxed at the statutory rate and which exceed "profitability international standards". However, new mining investment in certain economically depressed zones is entitled to exemption from tax for specified periods. Additionally, dividends are taxed at 15%, salaries at 6% plus a 1.5% training contribution if training expenses fall below a certain threshold, and social security contributions are statutory. Mining equipment, materials, supplies and personal effects are granted certain exemptions from, or reduced, duties and taxes depending upon the stage of development.

Project Status

Process design and the basic engineering for the refinery started in March 2004 and were completed by the end of March 2005. The design of the power, steam supply, compressed air and water systems started in October 2004 and finished in March 2005. Proposals were requested from contractors/suppliers for a lump-sum turn key contract for the power/steam plant and the Corporation is now in late-stage negotiations with a contractor. The design of the port facilities, including the jetty and quay, bulk storage facilities and material handling facilities was started in January 2004 and completed in September 2004.

Proposals were requested in February 2005 for a lump-sum turn key contract for the port facilities and the Corporation is now in late-stage negotiations with a contractor for the port construction. Construction work entailing the clearing and reclamation of land for the future bulk storage facilities began in December 2004. The Corporation commenced construction at the refinery site in March 2005 with the installation of a new access road. All geotechnical work for the refinery and the port has been completed. On September 10, 2004, and May 23, 2005, respectively, the Corporation received approval on its port and refinery environmental impact assessments from the Ministry of Environment.

The completion of the process design and basic engineering culminated in the production of "Red Books" (which include all process flow diagrams; process and instrumentation diagrams; electrical single line diagrams; water balance; equipment requirements; and proposals for the supply of major equipment items, complemented by historical information on bulk quantities). The Corporation transferred all the basic engineering and procurement information to Technip in the form of the "Red Books" in April 2005. Since the data transfer, Technip, serving as the engineering, procurement and construction ("EPC") contractor, has been conducting detailed engineering and procurement activities. The Corporation has placed orders for the front-end engineering from a number of suppliers who have been selected on the expectation that they will ultimately supply the related equipment for the refinery. The Corporation has also begun negotiations with suppliers for larger turn-key supply and design packages for the calcinations and evaporation facilities. In partnership with Technip, a "value engineering" exercise to identify areas of potential costs savings has been completed and the results of that study are being incorporated in on-going work.

Refinery

The Corporation had initially retained the Hatch Group ("Hatch"), the largest designer of alumina refineries in the world, to design the alumina refinery. The Corporation commissioned Hatch to develop an implementation plan in 2001 to assist in the selection of the recommended process technology for the alumina refinery and the preferred location of the alumina refinery and to enable progression to the detailed phase of the Project. Hatch completed the basic design work for the refinery and, in March 2005, transferred the Red Books to Technip. Technip has assumed the design responsibilities and is in the process of completing the front-end engineering design for the refinery under the supervision of Aluminpro and the Corporation's operating team.

The Corporation expects that the refinery will be designed for low temperature digestion to produce a rated capacity of three million tonnes per year of smelter grade alumina and will consist of two processing lines each rated at 1.5 million tonnes per year. To allow for expansion of the refinery at some later date, space is expected to be provided within the plant layout to allow for an eventual addition of another 1.5 million tonnes per year processing line. The Corporation expects the refinery to be designed to operate 24 hours per day, 365 days per year and to achieve the rated capacity of three million tonnes per year. The refinery will be provided with storage capacity sufficient for all consumables and for alumina. Additional bulk storage facilities will be provided at the port, based on maximum anticipated ship's cargo capacities and the consumption rate of the refinery. The design standards for the refinery are expected to be equivalent to or exceed the relevant standards of the American Society of Mechanical Engineers, International Organization for Standardization, British Standards and European Standards.

Construction of the access roads to the refinery and quarry are close to completion, after which the Corporation will commence earth-moving works.

Recently completed Geotechnical investigations have revealed the presence of sub-terranian voids which will necessitate the use of pile-based foundations for some equipment to ensure that unacceptable settlements will not occur. The additional cost to remedy this issue has been accounted for in the current cost estimate, which is in the range of $2.65 to $2.95 billion.

Power Plant

The energy requirements of the refinery are expected to be met by a steam and electricity cogeneration plant designed on circulating fluidized bed boiler technology to be built concurrent with the construction of the refinery. The Corporation believes that the refinery and associated town will require approximately 90 megawatts of electricity and 700 tonnes per hour of process steam. The Corporation has evaluated various technology and fuel alternatives (oil, coal, petroleum coke, biomass, etc) and selected the circulating fluidized bed boiler technology, which is suited for burning coal and/or petroleum coke. Coal for the power plant is likely to be sourced from South Africa.

The cogeneration plant will consist of two fluidized bed boilers, one oil fired boiler and three steam turbines, totalling approximately 155 megawatts. The design provides for a greater than 50% electric and steam capacity reserve to be available in hot standby. The Corporation is in late-stage negotiations with a contractor for the steam plant construction contract. The Corporation anticipates that the contract will be a lump-sum turnkey EPC contract.

Water Supply

The refinery's water supply is expected to be served by a new reservoir and related delivery system to be built concurrently with the refinery. A team of hydrological experts visited the Boké water supply site in late 2002. As a consequence of their findings, the water balance for the refinery was revised, resulting in a considerable reduction in amount of fresh water required for the refinery, the site for the dam was relocated and the proposed size of the dam and reservoir were reduced. The scope of the work to be completed includes a 30-metre high dam with associated spillway and outlet works, to be built using 350,000 cubic metres of laterite material available near the site. The reservoir created by the dam will store five million cubic metres of water, enough to supply the annual water requirements of the refinery and the contemplated future expansions. The water works will include a pumping station, dual underground water pipes connecting the reservoir to the refinery's water treatment plant and a 33 kilo-volt transmission line connecting the pumping station to the power plant. The town will be supplied by wells drilled in the river valleys. Wells will also be used at the refinery during construction and will be maintained as a further reserve to ensure that the refinery has a source of water during unforeseen prolonged periods of drought.

Red Mud Disposal

Red mud is a residue of the bauxite refining process, consisting of undissolved iron-oxides, silica-oxides and titanium-oxides. At its rated capacity of three million tonnes per year, the refinery is expected to produce 3.6 million tonnes of red mud on a dry basis annually. The Corporation intends to manage disposal of the red mud to be produced by the alumina refinery in accordance with international standards by processing, transporting and storing it as a thickened tailings product in a lined storage facility. The Corporation has retained SNC-Lavalin Inc. to develop the specific elements of its red mud storage program to ensure that the storage location adequately isolates the red mud from groundwater, captures and recycles all runoff from the red mud stack, routes stormwater around the red mud storage area and protects surface water from potential contamination. The Corporation anticipates that it will request shortly contractor bids for construction of the red mud stack.

Port Facilities

The alumina refinery will require an expansion of the existing Port of Kamsar, which was built for and currently serves the import and export needs of the existing CBG bauxite mining operations. In 2002, the Corporation retained Berger/ABAM Engineers Inc. to prepare a basis of design report and concept design report for the expansion of the Port of Kamsar. The expansion is being constructed to the south of the existing port, and is required in connection with the importation of coal, limestone, heavy fuel oil, diesel oil, sulfuric acid, caustic soda and other supplies necessary to operate the refinery and to export the alumina produced.

The reports were prepared using international best practice standards and address technical, geotechnical, engineering, transport and environmental issues associated with the expansion of the existing facilities at the Port of Kamsar to accommodate the exports and imports required for the Project.

The final concept design report, which incorporated the findings of the basis of design report, analyzed the following operational issues in-depth: marine terminal operations; alumina export operations; drybulk import operations; liquid bulk import operations; breakbulk and container operations; rail terminal operations; and material handling systems. The report also addressed infrastructure development items such as dredging, quay, trestle and bridge design, causeway and road design, building requirements, rail requirements, electrical power and distribution, instrumentation and construction schedule.

The Corporation also conducted a shipping and ocean transport study in 2002 to update its cost estimates and optimize its shipping strategy for both imports and exports.

Construction of the port facilities commenced in January 2005. Dredging of the berthing area has been completed. The Corporation is in late-stage negotiations with a contractor for the port construction contract. The Corporation anticipates that the contract will be a lump-sum turnkey EPC contract.

Rail Transportation

The existing railway extends approximately 130 kilometres from CBG's mining operations in Sangarédi to the Port of Kamsar and has capacity sufficient to handle 12 trains per day provided that one of the railway's passing loops is extended. CBG currently operates up to seven trains per day and it is expected that the Corporation's refinery operations will require an additional two trains per day. The Corporation engaged Canarail Consultants Inc. ("Canarail"), a Canadian rail company majority owned by the French National Railroad, to complete an analysis of the required GAC rail transportation requirements. The study concluded that the Corporation's proposed rail transportation needs will require two spurs on, and the extension of the passing loop to, the existing railway. Canarail has extensive international operating experience and currently provides technical assistance and maintenance for the railway under a contract with CBG. The Corporation is currently negotiating for a rail services contract with a contractor. The Corporation expects that under any eventual agreement with the contractor, the contractor will agree to (i) develop an efficient and reliable railway operation, (ii) procure and own all rolling stock, (iii) maintain and operate all rolling stock, and (iv) employ and train all transportation related personnel. The contractor's design work and railcar selection for smooth interface with the Port of Kamsar and refinery loading and unloading facilities is currently underway.

Town and Infrastructure Facilities

The proposed refinery will require the construction of housing, utility, social and recreational facilities to accommodate the influx of approximately 1,000 of the expected 1,500 full-time employees and their families. The remaining workers are expected to be drawn from existing communities in the surrounding area. In addition to housing, GAC intends to provide electricity, potable water, health services, public safety services, waste disposal, recreational space and transportation. The Corporation will promote responsible use of these services and facilities by encouraging ownership or leasing of houses to establish the necessity of market participation and eliminate problems that can be associated with user entitlements. The Corporation has requested contractor bids for construction of the town and infrastructure facilities.

Training of local Guineans

The Corporation has engaged in extensive discussions with the United States Agency for International Development, the Canadian International Development Agency and the Government of Guinea's Ministry of Technical Education to develop a training program for construction trades. The intent of the program is to develop trained workers who will meet the requirements of the contractors for the Project. Through the training program, the Corporation will seek to increase the participation of Guinean labour in the construction phase of the Project.

The Corporation expects that the structure of the program will be finalized shortly and that the program will commence shortly thereafter. The Corporation has already commenced training programs for heavy machinery operators through the assistance of expatriate operating experts. The heavy equipment training program will be incorporated into the larger training program once the latter is finalized.

In addition to the construction trades training program, the Corporation intends to establish sustainable development programs that will assist local Guineans in maximizing their participation in employment opportunities which may be indirectly created by the Project, such as service industry positions created by the influx of workers. The Corporation is working with the African Development Fund and other non-government organizations ("NGOs") to develop and execute these programs.

Environmental Impact Assessment

In addition to complying with Guinean requirements, the Corporation elected to conduct its environmental impact assessments (each an "EIA") in accordance with the guidelines, policies and requirements of the Equator Principles and the International Finance Corporation. The International Finance Corporation is a member of the World Bank Group and a recognized authority and standard for the conduct of environmental impact assessments. The Equator Principles are a set of guidelines, broadly based on the International Finance Corporation guidelines, that have been adopted by many major commercial lending institutions as a criteria for evaluating the environmental and social acceptability of projects. By conducting the EIAs to these standards, the Corporation believes it is both demonstrating its commitment to environmentally responsible sustainable development and maximizing the likelihood of acceptance of the studies by potential multilateral and bilateral official development agencies, commercial lending institutions and equity investors. The Corporation retained SNC-Lavalin Environment, Inc. ("SLE"), an expert in both the aluminium industry and environmental matters, to prepare the EIAs. SLE, in turn, contracted with numerous local Guinean entities to conduct specialized work associated with preparing the EIAs.

In early 2001, SLE prepared draft terms of reference for the EIAs. The Ministry of Mines approved these terms of reference and SLE initiated the preparation of the EIAs by conducting scoping meetings in Sangarédi, Boké and Kamsar in May 2001. SLE also conducted scoping meetings with ministry officials from seven ministries and with more than 25 NGOs in Conakry, Guinea. Finally, SLE conducted scoping meetings with Project-affected villages, local officials and local NGOs. Based upon its approved terms of reference and the results of the scoping meetings, SLE conducted a number of field studies and literature reviews to accurately describe the existing environment. The field studies included an evaluation of the impact of the Project on the following:

- avian species, focusing on migratory species using the mangrove swamps in the vicinity of the proposed port facilities;
- the flora and fauna utilizing the mangrove swamps and riverine habitat in the vicinity of the proposed port facilities;

- the biological environment in the Sangarédi area based upon field surveys of the potential location of the alumina refinery, water supply reservoir, red mud storage area and worker's housing areas;
- the water quality of the area based upon samples from surface water and groundwater sources in the study area;
- air quality based on information collected by a Corporation-installed meteorological station in Sangarédi;
- ambient sound levels in both the Kamsar and Sangarédi areas; and
- the social-economic conditions of the people living in and using the resources in the areas around the port facilities, alumina refinery, water supply reservoir, red mud storage area and workers' housing areas.

Because of the physical separation of project features and differences in affected environments, two EIAs were prepared – one for the port facilities in Kamsar and one for the refinery and related facilities in the Sangarédi region. In September of 2004, the EIA for the port site was approved by the Ministry of Environment and, in May of 2005, the EIA for the refinery site and associated infrastructure was approved by the Ministry of Environment.

The Corporation has contracted with SLE to prepare an addendum to the two EIAs in order to provide the Government of Guinea with an analysis of the changes made to the Project since the port and refinery EIAs were approved by the Ministry of Environment. The major changes included in the EIA addendum include:

- specifying area selected for the initial 15 years of mining operations;
- realigning of the access roads in the refinery area;
- moving the quarry operations;
- downsizing the reservoir size and moving it upstream;
- changing the fuel properties for the calciner operations;
- reconstructing a bridge;
- adding a rail passing loop; and
- changing the method for increasing the capacity of the navigation channel.

The Corporation expects the Government of Guinea to review the EIA addendum and confirm that the changes described therein do not have a significant effect on the already approved port and refinery EIAs.

Resettlement Activities

The EIAs are supported by two resettlement action plans that were developed to address the relocation and compensation mitigation measures required as a result of the Project. These plans were developed in accordance with the requirements of the International Finance Corporation and describe the assets and livelihood activities affected by the Project and how people will be compensated for lost or damaged assets and livelihood activities.

The resettlement action plans set out the framework for the detailed, person-specific compensation and resettlement packages required of the Project. Any household identified as having assets affected by the Project is eligible for a resettlement and/or compensation package that is proportionate to the level of impact, regardless of the land tenure regime (formal or customary, ownership or tenancy). The compensation and resettlement process provides a range of options from which households can choose. To insure transparency, a third party mediation committee will oversee any grievances.

Households, both those eligible for resettlement and those that are not, are entitled to compensation for their annual and perennial crops, buildings and other improvements to the land. All compensation is calculated based on fair market or replacement value, as applicable.

The resettlement and compensation packages for affected persons located in the port area have been developed and implemented. Approximately 104 families were either relocated or compensated at an approximate cost to the Corporation of $270,000. Resettlement costs associated with the development of the refinery area are expected to be higher because of the amount of land required, the current use of the land for livelihood activities, and the need to develop a resettlement village.

The packages for affected persons located in the refinery area are currently being developed based on the census information that has been collected by the Corporation (for example, the number of households owning or renting land or conducting income-generating activities in affected areas). The populations of the two villages to be resettled for the refinery facilities were invited to identify potential resettlement sites. Following extensive consultations and technical analyses, the villages of Touldé and Petoun Djiga decided to be resettled together in the northern part of the Lopé valley. The Corporation is currently negotiating resettlement packages with the families to be resettled from these villages. The Corporation will prepare a contract identifying the compensation packages selected by the affected families. The compensation contract will be read to the concerned parties, village leaders and other interested residents of the village before being signed by the parties. Included in the resettlement packages are:

- provision of replacement homes;
- provision of a school and health facility for the villages;
- plots for agricultural use;
- cash compensation for the replacement of lost structures (other than homes);
- cash compensation for the value of lost annual and perennial crops;
- cash compensation of three months rent for tenants;
- a disturbance allowance; and
- compensation for the cost of the actual relocation to the new village.

No villages are located within the area presently designated by the Corporation for mining within the first 15 years of operation.

The total cost for the resettlement of the 94 households within these two villages will be approximately $1.3 million.

BAUXITE MINING

The following information is based on information contained in the Technical Report entitled "Global Alumina Refinery Project: Bauxite Resources, Reserves and Mine Plan (Republic of Guinea)" dated February 23, 2006 and prepared by Butty Herinckx & Partners (Dominique L. Butty, Geologist; Rob. F. Herinckx, Mining Engineer). The Technical Report was prepared in conformity with the requirements of NI 43-101. Mr. Butty and Mr. Herinckx are independent qualified persons for the purpose of NI 43-101. Readers are encouraged to review the Technical Report in its entirety under Global Alumina's profile at www.sedar.com.

Property Location and Ownership

The Mining Concession, granted exclusively to Global Alumina by the Government of Guinea, covers 690 square kilometres within the Prefecture of Boké in the northwestern sector of Guinea. The concession area (the "Concession Area") for the Project also includes the Port Area and the Industrial Zone (as those terms are defined under the Basic Agreement) at Kamsar.

The Mining Concession has been granted to Global Alumina pursuant to the Basic Agreement. Pursuant to the Basic Agreement, on January 23, 2006, the Government of Guinea issued a formal decree granting the Mining Concession to Global Alumina. The Mining Concession has an initial term of 25 years, renewable in accordance with Section 34.2.2 of the Basic Agreement. See "General Development of the Business – The Basic Agreement – Mining Concession Term" above.

The Mining Concession constitutes a single contiguous area and there are no other prospecting or mining titles within the boundaries of this area. However, under the terms of the decree issued by the Government of Guinea, the Mining Concession excludes an area of 50 metres on either side of the railway line which runs through the Mining Concession area.

Under the Basic Agreement, the Government of Guinea has granted the Corporation the exclusive right to implement the Project in the Concession Area. The Corporation has the responsibility to carry out the resettlement of populations affected by the Project in accordance with the applicable International Finance Corporation guidelines. See "Narrative Description of the Business – Project Status – Resettlement Activities" above.

Property limits are determined by reference to a network of survey bench marks that have been surveyed by high precision GPS; however these limits have not been legally surveyed. Figure 1 indicates the location of the Mining Concession and that of the CBG concession currently being mined by CBG.

The Mining Concession contains 19 bauxite-bearing plateaux distributed throughout the property. The bauxite occurs on the flat, elevated areas of the concession, usually above 200 metres elevation. The Corporation has carried out systematic exploration on three plateaux only, numbered 2, 7 and 15 (refer to Figure 2). A number of other plateaux have yet to be explored.

No mining activities have exploited the bauxite within the Mining Concession.

The Corporation will be subject to a mining royalty on the bauxite transformed into alumina at the moment of its exit from inventory, equal to five percent calculated on the "free on board" value of the CBG bauxite at the date of the Basic Agreement. Royalties will be levied from the first fiscal year following the date of the commercial production start up.

The property is not known to be subject to any environmental liabilities.

The Corporation filed EIAs for the port facilities in June 2004 and the refinery complex in February 2005. The Ministry of Environment approved the port and refinery EIAs on September 10, 2004 and May 23, 2005, respectively. Since the submission of these documents, the detailed engineering phase has been initiated and modifications have been made to some Project components. The Corporation is continually working to improve the Project, and the modifications will be presented in the addendum to the EIAs in the coming months. Approval of the port EIA permitted the Corporation to proceed with the construction of the port facilities. Construction of the port facilities commenced in January 2005.

For the mining aspects of the Project, the process for obtaining most of the necessary permits, clearances, and authorizations is addressed in the Mining Code, published by the Government of Guinea. Most of these processes have been streamlined and centralized under the Ministry of Mines or the Centre for Mining Development and Promotion within the Ministry of Mines. In other specific cases, such as the import and use of explosives, the procedure for obtaining the necessary permits is established in a Joint Ministerial Order.

The following permits are normally required before mining and refining operations may start, and for construction of the town, water supply dam and power plant:

Permit for Alumina Refinery*;
Permits for Construction;
Permit for the Use of Explosives;
Permits for Tree Cutting, Land Clearing, and Excavation Activities*;
Permit for the Development of Transportation Facilities*;
Permit for the Construction of a Power Station*;
Permits for the Building of Dams and Water Supply; and
Permit for Compensation (Expropriation, if necessary).

The foregoing permits designated by "*" are addressed under the Mining Code; for these permits the Minister of Mines and Geology will issue the necessary permit in cooperation with other concerned ministries. As of the date hereof, none of the designated permits has been issued for the mine and refinery area, however, all necessary permits have been obtained for the port construction.

Where permits require a formal application, the Corporation is actively working with the Minister of Mines and Geology to secure the necessary permits. As of January 2006, the Corporation has applied for permits with respect to: Tree Cutting, Land Clearing and Excavation Work; Construction; and Development of Transportation Facilities.

Permits for the Use of Explosives, Building of Dams, Construction of a Power Station and Compensation have not yet been applied for.

Accessibility, Climate, Local Resources, Infrastructure And Physiography

Topography, elevation, and vegetation

The Mining Concession area comprises a series of plateaux attaining heights of up to approximately 250 metres with steep valleys that drain into the Tinguilinta River basin whose elevation in the centre of the concession is approximately 50 metres above sea level. The plateaux are flat to gently sloping and support savannah vegetation of grasses and small clusters of trees; they provide grazing for the herds of cattle that migrate across the region. The steep valley slopes are forested and extensively used for cultivation by the local population who use traditional slash- and-burn farming methods of agriculture. The Tinguilinta River valley and its tributaries are home to most of the villagers who cultivate a range of crops such as maize, manioc, nuts and citrus fruits.

Proposed Refinery Site

The site of the mine, alumina refinery and associated facilities will be approximately 210 metres above sea level approximately 100 kilometres east of Kamsar. The selected site for the refinery in the north east sector of the Concession Area, involves approximately 200 hectares for the refinery and 300 hectares for mud disposal, or tailings area. The site is level or gently sloping and is not subject to flooding. The refinery complex will include a coal-fired power plant capable of producing 155 megawatts of electricity and 700 tonnes per hour of steam. Geotechnical studies have been completed at the refinery area to assure appropriate foundation design. See "Narrative Description of the Business – Project Status – Refinery" above. Hydrological studies have been updated to confirm the adequacy of the water supply at the new dam location for the refinery project.


GUINÉE-BISSAU
GAOUAL
Koumbia
Kounsitel
Wendou Mbôrou
Boké-Gaoual
Bauxite District
Kakoni
Dabiss
Sansalé
Tanéné
SANGARÉDI
Global
CBG
BOKÉ
Santou
Sarékali
TÉLIMÉLÉ
Kanfarande
Kolaboui
KAMSAR
GUINEA
Gougoudjé
Bintimodia
Sinta
Mankountan
Tougnifili
FRIA
Tormélin
Bangouya
Douprou
BOFFA
Tamila
Atlantic Ocean
Tanéné
Wassou
Samaya
KINDIA
Damakania
Koba
Khorira
Molota
Friguiyagbé
DUBRÉKA
Mambiya
Manéya
Kouriya
COYAH
Wonkifong
CONAKRY
Allassoya
Moussaya
FORÉCARIAH
Kaliya
Farmoréya
SIERRA LEONE
Boké-Gaoual Bauxite District
Global Mining Concession
CBG Mining Concession
Global Refinery Site
National Capital
Regional Capital
Asphalt Road
Road
Railway
0 12.5 25 km
UTM, Zone 30, NAD83
14° 00'
13° 00'
11° 00'
10° 00'

Location of Global Mining Concession and Refinery Site
Boké Prefecture, Republic of Guinea

(Prepared by BSO 05.10.07)

Fig. 1 Project Location


Bauxite Deposits Explored (by Global 2004-2005)
Bauxite-bearing Plateaus
Proposed Refinery
Boké - Sangarédi Road
Refinery Access Road
Railway
Koulerè
Lopé
Boullèré
Mobhi
Tinguilinta
UTM, Zone 28, NAD83
Global Alumina Bauxite Concession, Republic of Guinea
Principal Bauxite-bearing Plateaus and Proposed Refinery Site

Fig. 2 Bauxite Plateaux of the Mining Concession

Infrastructure and Access

The port facility is located at the Port of Kamsar, which is located approximately 160 kilometres northwest of Conakry, Guinea. It is situated on the east bank of the Rio Nunez at roughly 15 kilometres from the Atlantic Ocean, near the mouth of the Dougoufissa Creek.

The port is connected by road to Boffa and Conakry in the southeast direction, and to Boké and Sangarédi to the northeast. The road to Conakry has recently been resurfaced and is in good condition. The road to Sangarédi has been asphalt paved within the past two years. An existing railroad running from the bauxite mines to the port is in good condition and is currently operated by CBG.

The refinery complex will be located near planned mining operations and about 30 kilometres to the west of Sangarédi, which is approximately 125 kilometres from the Port of Kamsar. The population of Sangarédi is approximately 30,000. The refinery and associated facilities will be accessed from the main rail line by a rail spur approximately 15 kilometres in length for bauxite shipments, delivery of various feedstock materials, and delivery of construction materials. Additionally there will be dedicated haul road access to the main road from Kamsar to Sangarédi and connecting the various associated facilities. A road system will connect the mining operations to the refinery.

Climate

Guinea has a defined rainy season that occurs from the months of May to November. During this seven-month period, the monthly rainfall increases from about 150 millimetres to a maximum monthly average of 500 millimetres in July, August and September, before declining.

The hottest month is March when the daily mean maximum temperature is 37 degrees Celsius and the minimum is 21 degrees Celsius. The coolest month is August when the daily mean maximum temperature is 29 degrees Celsius and the minimum is 22 degrees Celsius.

Mining operations in Guinea are little affected by the climatic conditions with only exceptional rainstorms or periods of mist temporarily slowing down operations.

History

With increasing demand for aluminium after the Second World War, Bauxites du Midi, a French subsidiary of Alcan, prospected the Boké region between 1948 and 1961. In 1963, Halco (51% interest), the principal shareholders of which were at that time Alcan Inc., Alcoa World Alumina and Pechiney S.A., formed CBG with the Government of Guinea (49% interest), in order to mine and export the bauxite of the Sangarédi and surrounding deposits from the original CBG concession.

The Mining Concession, covering 690 square kilometres, is the western area of the original concession covering 1,292 square kilometres that was issued to the CBG consortium in 1963. After a long period of construction which included the construction of cities of Kamsar and Sangarédi, the mining facilities at Sangarédi, a 135 kilometre railroad to Kamsar, a bauxite crushing and drying facility and deep sea ship loading port at Kamsar, CBG started shipping bauxite in 1973.

Between March 1998 and December 2000, CBG carried out an extensive exploration program to assess the full potential of the original CBG concession both for exportable bauxite and also for bauxite that could be of lower grade and suitable to feed a local alumina plant. The program explored, to various detail, 36 plateaux that are located within the original CBG Concession. In 2001, reserve and resource estimates on the Concession Area were prepared by Geoconsult Ltd. (now Geoprospects Ltd. ("Geoprospects")) on behalf of CBG. It was discovered that most of the bauxite deposits meeting the export criterion were located in the eastern half of the original CBG concession, adjacent to the mining zone. The 690 square kilometres covered by the Mining Concession have been released from the western half of the original CBG concession to provide bauxite resources for the Corporation's proposed refinery. The historical estimates prepared by Geoconsult Ltd. were reviewed for purposes of preparing the Technical Report. These estimates show significantly greater reserve and resource estimates than those in Technical Report. However, these estimates were not prepared in accordance with CIM Definition Standards as required under NI 43-101. Global Alumina has not verified these estimates and cannot attest to their reliability. Accordingly, these data have not been used for purposes of the estimates contained in the Technical Report.

Geology

The Mining Concession is within the Boké bauxite belt, a typical geological and physiographic region for bauxite mineralization. The bauxite is derived from a flat-lying sequence of Palaeozoic sedimentary strata and dolerite sills that have been subjected to tropical weathering over millions of years since the Middle Meocene period, 15 million years ago. The combined effects of tropical weathering and good drainage, provided by the topographic relief, have led to the concentration of alumina and iron oxides within the upper layer by leaching of the silicate rocks. Only minor quantities of titanium oxides, kaolin and quartz remain in the bauxite profile. The bedrock may be either flat lying sediment or dolerite.

The general physiographic aspect of the Mining Concession is controlled by large flat to undulating lateritic plateaux deeply incised by a drainage network that has developed preferably along faults and fracture systems. It is only in the valleys of the streams and rivers that fresh rocks are exposed with the most frequent outcrops being dolerites. All surface rocks of the concession have been subjected to intense laterization and the long lasting process has, for the most part, destroyed the original textures.

On the Mining Concession (see Fig 2.), the bauxite deposits occupy the flat tops of the plateaux, typically at elevations above 200 metres. Slightly tilted towards the west, they are bounded by steep sided valley slopes up to 200 metres high. Nineteen bauxite-bearing plateaux occur within the Mining Concession area. They range in size from 6.2 square kilometres (No. 17) to 29.5 square kilometres (No. 20).

Exploration

In the framework of its development program, the Corporation has conducted extensive drilling, trenching, pitting, sampling and field studies on the bauxites of the Mining Concession since April 2004.

Nature and Extent of Exploration Works

The Corporation initiated its exploration program in April 2004 and completed, as at December 2005, a total of 609 vertical drill holes for metallurgical testing, grade continuity studies and resources definition mainly on grids of 300 x 300 metres and 150 x 150 metres. Sampling was carried out at metric intervals, except for top soil, which was not sampled. Exclusive of duplicates and reference material, exploration assays added up to 7032. Except for holes drilled in 2004, samples were all logged for facies and physical description. Two pits were excavated through the full bauxite profile for *in situ* density tests and to confirm other density data. Pit samples were also collected for bauxite characterization, mineralogical and metallurgical studies that were carried out in support of process design.

Bauxite Characterization Studies

The Corporation carried out two drill programs in 2004 to collect appropriate bauxite samples for two phases of process test work that were carried out at the Belgaum Research & Development Centre ("BRDC") of Hindalco Industries Limited ("Hindalco") in India from June 2004 until February 2005.

In April 2004, 25 auger holes were drilled by Geoprospects on Plateaux 2 (Koulore), 7 (Lopé) and 15 (Mobhi). These samples provided bauxite from across the extent of the three plateaux in order to prepare composite samples with characteristics that would meet the range of possible refinery feed quality. In June 2004, a further 14 holes were drilled on Plateaux 2 and 7 to provide bauxite representative of the expected plant feed in the initial ten years of production.

Grade Continuity Studies

In June and July 2004, the Corporation carried out drilling to establish a model for the continuity of the bauxite deposit of the Kouloré deposit (Plateau No. 2). This plateau carries bauxite typical of the area. Thirty three auger holes and nine diamond drill holes were drilled on a closely spaced drill grid at hole separations varying from 12.5 metres to 50 metres.

Confirmatory Drilling

The Corporation carried out limited confirmatory drilling in March 2005 on four plateaux, already drilled on orthogonal grids of 300 x 300 metres between 1998 and 2000 by CBG. The program provided a total of 59 holes and 548 samples and confirmed the presence of commercial bauxite of these plateaux.

Mineralogy and Petrology

Studies have been conducted to determine the mineralogical composition of the bauxites within the Mining Concession, and their associated host rock, at internationally recognized laboratories in Canada, Russia and Hungary. This work has confirmed the mineralogy to be one which is typical of the Boké bauxite belt. The bauxite within the Mining Concession consists largely of the aluminous trihydrate mineral Gibbsite, ($Al_2O_3.3H_2O$) that can be treated in the low temperature, lower cost Bayer process envisaged for the proposed refinery.

Physical Characteristics - In Situ Density

In situ density tests were conducted on two sites in the northern and southern sectors of Plateau 7. Pits were excavated through the full bauxite profile and every metre was volumetrically measured and the material weighed at the site. Representative bauxite samples were collected, immediately sealed in paraffin wax and sent to the laboratory in Sangarédi for moisture determination. An average dry density of 2.0 tonnes per cubic metre has been established for reserve and resource estimation. This density figure is consistent with that used in the mining district as well as at Friguia.

Interpretation

BH&P have worked in the Boké Prefecture for many years and are familiar with the methods employed to explore and interpret the type of deposit and style of mineralization, which methods are considered appropriate. The resources have been interpreted by:

- Drilling on cross-sections to interpret the ore continuity, the distribution of the different bauxite types and their transitions to overburden, internal waste and floor material; and
- Two-dimensional resource modeling to represent the lateral distribution of grades and thickness.

The two-dimensional resource models have been used for predicting expected mining loss and dilution, estimating reserves, mine planning studies and the bauxite production forecasts.

Reliability of Data

Field works were carried out by an experienced contractor, Geoprospects, which has a proven track record for reliability obtained during numerous and extensive exploration campaigns across the Boké and adjourning bauxite belts. Field supervision was provided by Bryan S. Osborne, P. Geo., on behalf of the Corporation and the field work was reviewed by Dr. Neil Bliss of Aluminpro. BH&P are confident that the exploration data and sampling provide a sound basis for the current resource and reserve estimates, based on their witnessing of the drilling and sample collection procedures carried out by Geoprospects and the available quality control and quality assurance data and procedures developed by the Corporation.

Mineralization

The Boké Prefecture of Guinea is one of the world's most prolific sources of bauxite. The formation of such a large volume of lateritic bauxite results from a combination of geological, climatic and geomorphologic factors that acted simultaneously over time. Warm climatic conditions with alternating seasons saturate the rocks with water during the rainy season leaching silicates from the mother rock. The water percolates downward through the weathering column during the dry season leaving laterites, high in iron and aluminium behind. Stability in the seasonal regime and good drainage conditions must prevail over millions of years to lead to a full desilication of the upper part of the profile and the development of commercial bauxite. The lateritic profile from the surface down to unweathered bedrock is described as follows:

- The laterite (or duricrust) occupies the upper horizon of the lateritic alteration profile. It is essentially composed of consolidated oxides and hydroxides of aluminium and iron. The bauxite is developed in the upper part of the horizon where the alumina (Al_2O_3) content exceeds the iron (Fe_2O_3) content. In the Boké Prefecture, this horizon typically varies in thickness from 3.0 to 15.0 metres and is usually very hard near surface. The bottom 2.0 to 3.0 metres of the horizon is more humid and friable and affected by the fluctuating water table.
- Below the friable zone is a compact but unconsolidated clay horizon, largely kaolinitic in composition. It is red to cream in colour and may reach several metres in thickness.
- Below is a saprolite zone, a weathered horizon, approximately 50 metres deep, characterized by highly oxidized bedrock but with preserved original rock textures.

Abundant fractures, fissures and vugs, often filled with iron oxide and hydroxide minerals, are conspicuous throughout the profile.

Generally, the lower part of the bauxite horizon is more aluminous with paler shades of colour; while the higher part shows an increase in iron and becomes reddish in colour. Locally, at the top of the horizon, iron rich minerals form a hard "iron cap" approximately 50 centimetres thick. Iron is also accumulated at the base of the bauxite as a hard and compact layer of laterite one or two metres thick.

Drilling

The Corporation has conducted drilling on the three plateaux with identified reserves at drill spacings of 300 x 300 metres and 150 x 150 metres. The holes have been drilled with average depths of approximately 10 metres for resource definition and collection of samples for process test work. Drilling has also been conducted to confirm the bauxite on other plateaux but with insufficient drill spacing as yet to identify reserves in accordance with CIM Definition Standards.

Drilling Method

In the bauxite fields of Guinea, both auger and core drilling are used to prospect and develop deposits. Of the two methods, auger drilling is the more rapid, reliable and economic method to outline bauxite horizons. The cuttings generated are easy to handle and allow the geologist to recognize the presence of bauxite in the profile. Core drilling is used less often, mainly for stratigraphic control and as a check on the results of auger drilling . Both techniques are reviewed in this section. On account of the short drilling depths, down-hole survey is not necessary. There is no error related to true widths since the holes are vertical and the bauxite layer is essentially horizontal. Hence, sample lengths represent the true width of mineralization.

Auger Drilling

Since 1997, Geoprospects has been the main exploration drilling contractor for CBG. The Corporation has been contracting Geoprospects since early 2004. Their auger drills consist of a trepan cutting bit of 142 millimetre diameter, mounted on a drill stem with spiraled flanges of 138 millimetres diameter to lift the bauxite to surface by reverse rotation.

All holes are drilled vertically since the bauxite horizon is essentially horizontal and its lateral continuity defined by drilling. The true thickness of the lateritic and bauxitic units corresponds to the length of the drill rods drilled through these units as recognized by the logging geologists. Drilling is continued until one metre of lithomarge clay is encountered at the base of the bauxite profile. The average depth of drilling has been 10 metres. The topsoil on the surface is not sampled and is excluded from the first metre sample interval; the depth of the soil is however, recorded.

For each metre drilled, the material is lifted to surface. To minimize sample contamination from cuttings left over from the previous sample lifted to surface, the first 10 to 20 centimetres of cuttings reaching the surface are discarded. The remainder of the sample is raked onto a wooden scoop tray. The sample is then poured into a conventional chute sample splitter, remixed and separated three times to homogenize, before taking a sample (about three kilograms). The rest of the sample (about 25 kilograms) is poured on the ground to form a heap from which small cuttings are extracted and broken with a hammer to identify the presence of bauxite and/or iron oxide minerals in the sample. Upon completion of the hole, the heaps, side by side, are logged individually by the geologist for physical characteristics.

Diamond Core Drilling

Coring is used in the Sangarédi region as a means to provide an undisturbed, continuous sample of the bauxitic horizon and adjacent material. It provides means to verify the bauxite rock types and precise thickness. The core diameter is 114.3 millimetres to provide large in-tact samples for rock description and sampling. The core is put in wooden core boxes and initially logged on site, the core boxes are then covered for transportation to Sangarédi where the core is split in half with a carbide blade bench saw for detailed description and sampling.

Core drilling is not favoured as a systematic sampling tool. The method is slow, comparatively more expensive, requires water, and sample preparation is exhaustive. There is also the possibility of creating an analytical bias, since the circulating water necessary to lubricate the core bit has a tendency of washing out certain mineral species from the bauxite. It is generally accepted that no more than 10% of the drilling should be done with core.

Interpretation

The auger drilling methods used by the Corporation are appropriate for the nature of the mineralization and ground conditions; the same methods are used throughout the Boké Prefecture. It is important to supplement the auger drilling with limited core drilling to validate the host rock types and the accuracy of depths determined by augering. The Corporation has carried out sufficient coring to confirm the results achieved by auger drilling. For the purposes of resource modeling, only the auger drilling results have been used in order to exclude grade bias effects associated with core drilling.

Beside samples from pitting, auger drilling has also been used for the collection of samples for process testing. Given the grade bias associated with coring, this is an acceptable approach.

Sample Preparation, Analyses and Security

Sample Preparation

As stated, the full bauxite profile has been drilled and sampled over one metre intervals down into the clay beneath the bauxite. The field samples of about three kilograms are transported to be further prepared at a central sample preparation facility in Sangarédi. During 2004, sample crushing and pulverisation was carried out by CBG at their sample preparation facilities at Sangarédi, in keeping with the standards developed by CBG and under the supervision of the Corporation. In 2005, sample preparation was carried out by Geoprospects using similar methods, sample flow sheet and equipment as used previously by CBG. At the Geoprospects sample preparation laboratory in Sangarédi, sample reduction is carried-out in full conformity with International Standard ISO-6 140- Aluminium Ores - Preparation of Samples.

The sample preparation process, conducted by well-trained employees under the supervision of a geologist, is as follows: Samples are spread on plastic sheets or steel plates and left to dry under the sun for at least three hours before being sent to the crusher for reduction. Each sample is crushed with a laboratory jaw crusher to -2 millimetres. Each sample is then split to leave a 500 gram witness sample and 250 grams are sent for grinding with a Bico disk pulverizer to -100 mesh. After homogenisation by rolling the sample in a plastic sheet, each sample is spread to about one cm thick and divided into 20 squares from which a 50 gram sample is progressively scooped into a pre-labelled plastic bag.

For internal and external laboratory quality control, at every twentieth sample, two duplicates of 50 gram samples are also prepared. One sample is included in the sequence of samples to be shipped to the principal laboratory and the other is sent to second laboratory for reproducibility. The samples are packaged in labelled plastic sleeves and finally put in metal cases sealed with steel straps and ready for shipping to the various laboratories.

Sample Analysis

All laboratories used by the Corporation are fully certified and familiar with bauxite analyses. Since 2005, all systematic analytical work, which encompasses most of the drill samples, has been carried out by Ultra Trace Analytical Laboratories in Western Australia for 14 major oxides by XRF methods and loss on ignition by thermal-gravimetric analysis. A comprehensive program of validation of this laboratory for their XRF analytical methods has been carried out at Hindalco (India).

Test work related to estimating the quantities of available alumina in the bauxite were contracted primarily to Hindalco in Belgaum, India. These tests, referred to as "bomb digests", simulate the digestion conditions used in the Bayer process. Both the exploration and process samples were subjected to these tests at Hindalco. The analysis of Total Organic Carbon, also of interest in the Bayer process, was carried out at Ultra Trace Analytical Laboratories.

Quality Control and Data Verification Measures

The Corporation has carried out a range of programs to provide quality assurance, quality control and data verification and BH&P consider that the nature and extent of the measures were appropriate to ensure reliable assay results. The quality assurance/quality control program has included:

- Multiple sampling at the collar of a hole has been conducted to ensure no sample bias in splitting at the drill site. As a further cross-check analysis of blind duplicate samples has demonstrated sound sample preparation methods and reproducibility.
- Two programs of check drilling have been conducted.
    - Twin drilling of auger versus auger drilling has shown that while grade differences are significant, increasing with depths, average grades remain consistent. This a standard feature with bauxite; similar grade scattering around a common mean is observed for half cores.
    - Twin drilling of auger versus core drilling illustrates the grade bias generated by the removal of fines by fluids used in coring. It is widely accepted that within the Boké Prefecture core drilling tends to increase the alumina and reduce the silica. Hence, auger drilling is the method preferred by the local industry. The overburden and bauxite thicknesses are within tolerances, indicating that the definition of ore intercepts is consistent.
- A program of laboratory quality control and quality assurance has been implemented involving insertion of duplicate and reference samples into the stream of samples provided to the analytical laboratory. Verification of the principal test facility, Ultra Trace Analytical Laboratories in Western Australia, has been carried out by sending duplicate samples to a third party laboratory.
- The assays, covering the full requirement of bauxite characterization, were carried out by reputable laboratories with a proven track record for bauxite analysis. Analytical methods complied with the industry standards.

Security

Security of samples and the chain of custody are considered appropriate, given that field supervision was ensured by the Corporation during drilling and sample preparation, that samples were stored in a container at Sangarédi for the exclusive use of the Corporation and kept locked at all times and that samples were shipped to laboratories in sealed metal cases.

Mineral Reserve Estimates

Mineral reserve and resource categorization has been made and the reserves are reported in accordance with the CIM Definition Standards.

Grade continuity studies as referred to above have confirmed that resource/reserve categorization could be based on drill grids of 300 x 300 metres and 150 x 150 metres for Indicated and Measured Mineral Resources respectively. For the purpose of resource and reserve estimates, geological data processing and orebody modelling has been undertaken by BH&P using two-dimensional modelling techniques. Two-dimensional modelling is considered the most appropriate method for such extensive yet relatively thin areas of mineralization.

Upon drill data validation, resource models were prepared by BH&P by borehole compositing and with two-dimensional block kriging of the borehole composites using cut-off grades of 38% total alumina and 10% total silica on individual one metre samples to provide a broad envelope to the potentially economic mineralization.

Mineral Reserves[1] were subsequently derived from the resource model by applying mining recovery and grade dilution factors beside scheduling constraints as follows:

- A cut-off of 40% on total alumina on the composited drill hole grade.
- A minimum mineable bauxite thickness of two metres
- Mining loss and dilution were estimated on the basis of the mining method selected, namely, a conventional shovel-and-truck operation as is the standard practice in the Boké Prefecture. Loss and dilution have been estimated in the resource model, based on mining practices and reconciliations in similar, existing bauxite mines, to take account of the following:
  - Losses at the footwall of the bauxite: shovels follow a mine floor above the footwall to avoid dilution with bedrock material. An algorithm in the resource model tested the nature of the footwall (from drill log data) and applied a vertical loss of one metre of bauxite in the case of a clay-like floor or 0.5 metres in case of a lateritic floor. An additional footwall loss has been applied to allow for the error in predicting the exact footwall location.
  - Dilution: this theoretically occurs (a) at the top and (b) the bottom of bauxite, and (c) with internal waste inside the orebody. With respect to dilution at the top of the bauxite, it was assumed unavoidable that all off-grade but hard lateritic material will be mixed and mined with the bauxite. At the floor, dilution is limited to an extent by accepting the above losses, however,

[1] "Mineral Reserve" is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined.

some additional dilution with footwall material is accounted for. Similarly, all internal waste is treated as inseparable of the bauxite above and below.

- Lateral losses and dilution: these occur at the fringes of the deposits, most often on the flanks of the plateau where the bauxite thins out but occasionally do occur inside the deposit. This loss and dilution has been allowed for partly by manual delineation of mining panels, (cropping off the thinner and low grade fringes). Isolated off-grade patches, occurring very rarely, have been cropped similarly if large enough and otherwise, have been taken as dilution.

Overall, tonnage losses in the conversion from *in-situ* bauxite Resources to mineable Reserves using the above parameters amount to 20%. The resulting grade dilution is approximately zero percent. (The zero dilution is explained by the complete procedure generally tending to "chop off" lower grade bauxite.)

The use of the above parameters demonstrates that grades of close to 39% available alumina can be achieved as contemplated by the refinery feedstock specification.

Reportable Mineral Reserves using the drill data available as per November 25, 2005 thus stand as follows:

Table 1 – Reportable Mineral Reserves as of November 25, 2005

Reserves	Million Tonnes Dry Bauxite	Bauxite Depth m	Iron Oxides %	Total Alumina %	Available Alumina*) %	Silica %	Reactive Silica %	Grid Size m x m
Proven[2]	101	9.1	25.3	45.0	38.8	2.0	1.0	150 x 150
Probable[3]	87	6.7	25.7	44.4	38.6	2.1	1.0	300 x 300
Reportable Mineral Reserve	188	8.0	25.5	44.8	38.7	2.0	1.0	

** available alumina at low temperature Bayer process*

Mine Planning

A complete and detailed mine plan has been developed based on the reserve models of Plateaux 2, 7 and 15 and demonstrates that a reliable source of bauxite of consistent quality can be achieved over the projected mine life. A production schedule has been prepared on an annual basis, based on an annual production capacity for the refinery of 2.8 million tonnes of alumina, covering a 25 year period to confirm the grades of the expected feedstock quality and to illustrate the mining sequence of the overall mine plan as the three plateaux are developed.

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2 A "Proven Mineral Reserve" is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.

3 A "Probable Mineral Reserve" is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

The following information was prepared by Butty Herinckx & Partners based on a projected annual production from the refinery of 2.8 million tonnes of alumina. As referred to under "Narrative Description of the Business – Business Overview" above, the Corporation has determined that the annual production capacity of the refinery will be increased by 7% to three million tonnes of alumina. Where applicable, the following information has been adjusted to allow for this increase, with original estimates as contained in the Technical Report noted in parentheses.

The mine methods are based on current mining practices in the Boké Prefecture A conventional truck-and-shovel operation has been selected; the choice of equipment has been made as a function of the geometry of the bauxite deposits within the Mining Concession area and the proximity of a large bauxite reserve to the proposed refinery. The current (as at November 25, 2005) bauxite reserve has been demonstrated to be capable of supporting a 23-year mine life (a 25-year mine life based on an annual alumina production capacity of 2.8 million tonnes). Bauxite production is anticipated to commence in 2008. While alumina production from the refinery is anticipated to commence in 2009, full production of three million tonnes per year is anticipated to commence in 2010. An estimate has been made of the capital and operating costs for the mining operation that will deliver 8.1 million tonnes annually (7.6 million tonnes annually based on a 2.8 million tonne annual refinery capacity) of dry bauxite to the refinery by 2010 (with five million tonnes delivered in 2009). Operating costs of $2.50 per tonne of bauxite are estimated for delivery to the crusher ($2.58 per tonne based on a 2.8 million tonne annual refinery capacity), excluding royalties and taxes.

The mine plan has demonstrated that a constant supply of bauxite at specified, predictable grades can be achieved for a period of 22 years at full production capacity (24 years based on an annual alumina production capacity of 2.8 million tonnes). Only three of the nineteen bauxite plateaus within the Mining Concession have been drilled and evaluated for reserve estimates and mine planning.

The direct mine operating costs at $2.58 equate to less than $7 per tonne of alumina produced, or less than 10% of the estimated refinery operating costs. The estimated capital cost of the mine development and equipment ($21 million) is minor compared to the overall refinery cost (currently estimated to be in the range of $2.65 to $2.95 billion). Thus the impact of a small change in bauxite supply costs is slight in terms of overall project viability.

Conclusions and Recommendations

The recent exploration program has characterized the bauxite in sufficient detail and with the required accuracy for process design and resource evaluation. In addition, the program has established a reserve base, within easy distance of the refinery, covering the entire bauxite requirement for the refinery for more than twenty years at full production rate.

The reserves, as shown in Table 1 above, are considered to provide a robust reserve base for the Project, capable of giving a reliable bauxite supply both in terms of tonnage and quality. The bauxite can be supplied at a relatively modest and predictable cost since the mining operation uses current practices and is technically straight forward. The financial model for the overall refinery project demonstrates economic viability on the basis of the reserve estimates and the projected cost estimates associated with bauxite mining and grade control.

While there are minor issues to resolve in the short term concerning additional survey and bauxite density measurements, BH&P has recommended that the Corporation conduct development drilling covering the initial proposed mining area to assist in planning preproduction activities and the commencement of mining operations. The Corporation anticipates that mining operations will commence by 2008.

RISK FACTORS

The Corporation is a development-stage company undertaking a large complex capital-intensive project in a developing country and is subject to numerous risks and challenges. In addition to the risk factors described below, additional risks and uncertainties, including risks not currently known to the Corporation or that the Corporation currently considers immaterial, may also adversely affect the Corporation's business. Any of these risks could materially and adversely affect the Corporation's business, financial condition, results of operations and growth strategy.

An investment in Guinea is subject to political, economic and other risks

Any investment in Guinea is subject to a variety of possible political and commercial risks inherent in developing countries, including, among others, labour disputes, invalidation of governmental orders and permits, government and business corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies, the failure of foreign parties to honour contractual relations, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement by the Corporation of its legal rights to develop and operate the Project may not be recognized by the government of Guinea or by its court system. Guinea's status as a developing country also may make it more difficult for the Corporation to obtain the required financing for its projects. In addition, civil strife in countries bordering Guinea may affect the cost of doing business or otherwise impact the Corporation's performance. The Corporation has not insured its investment in the Project against such political risks.

The Corporation's only mining property is, and the Corporation's only alumina refinery will be, located in Guinea. The economy and political system of Guinea are less predictable than those in most developed countries. While Guinea's political situation has not experienced the same disruptions as some of its neighbouring countries, there is no guarantee that Guinea will be stable in the future. The current President of Guinea, Lasana Conte, has experienced serious and on-going health issues. If the President were to die while in office, the transition to a new government could result in political and economic instability within Guinea. In addition, it is possible that the current, or a future, government may adopt substantially different policies, take arbitrary action which might halt development or production, nationalize private assets, cancel, change or renegotiate existing contracts, revoke or limit mining and exploration rights and/or change tax policies. Any of these or similar factors could have a material adverse effect on the Corporation's business, results of operations and financial condition.

Although the Corporation mandates strict compliance with applicable laws, including laws which prohibit corrupt payments to government officials or other businesses or persons, there is no assurance that such internal policies have been or will be adhered to by its employees. Findings against the Corporation, its directors, officers or employees, or their involvement in corruption or other illegal activity could result in criminal or civil penalties, including substantial monetary fines, against the Corporation, its directors, officers or employees. Any government investigations or other allegations against the Corporation, its directors, officers or employees, or finding of involvement in corruption or other illegal activity by such persons, could significantly damage the Corporation's reputation and its ability to do business, including by the loss of key personnel, and could materially adversely affect its financial condition and results of operations. Furthermore, alleged or actual involvement in corrupt practices or other illegal activities the Corporation, its contractors or others with whom the Corporation conducts business, could also significantly damage the Corporation's reputation and business and materially adversely affect the Corporation's financial condition and results of operations.

Interpretation and application of the laws and regulations of Guinea can be uncertain and could adversely affect the Corporation

Guinea has a less developed legal system than more established economies which may result in risks such as (i) effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation, or, in an ownership dispute, being more difficult to obtain; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) relative inexperience of the judiciary and courts in such matters. Enforcement of laws may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice that has been given to the Corporation. There can be no assurance that contracts, permits, licences, licence applications or other legal arrangements would not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. In certain jurisdictions, the commitment of local businesses, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed.

The Corporation has substantial capital requirements and may not be able to secure sufficient financing

The Corporation's current preliminary estimate of the total cost of the Project is in the range of $2.65 to $2.95 billion. The Corporation will not be able to complete the Project unless it is successful in its capital raising efforts. As a development-stage company with no revenues and only limited assets and capital, there is no assurance that the Corporation will be able to obtain the required financing to complete the Project on terms favourable to the Corporation or at all. Global Alumina anticipates the need to raise approximately $1 billion pursuant to equity offerings (of which approximately $244 has been raised to date), and shareholders will experience significant ownership dilution as a result of such offerings. The Corporation anticipates the need for an estimated $1.8 billion of debt capital to complete the Project. The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. Citigroup has been engaged by Global Alumina to assist in raising debt financing for the Project. Citigroup commissioned SRK as the independent technical and economic engineer to review the Project. SRK provided an interim review report on the Project on June 2, 2005. In the report, SRK identified a number of items that would require mitigation before the project could be financed. In addition, Guinea's status as a developing country also may make it more difficult for the Corporation to obtain the required financing for the Project. The absence of a developed legal regime in Guinea, especially with respect to real and personal property security, will make more complicated and less certain the ability of lenders to take a security interest in the Corporation's assets. This may limit the universe of lenders willing to lend to the Corporation or increase the Corporation's borrowing costs or otherwise subject the Corporation to more onerous financing terms. There is no assurance that the Corporation will secure sufficient capital on terms and conditions acceptable to it or at all. Failure to raise additional funding would have a material adverse effect on the Corporation and its ability to continue the Project.

Conditions to DUBAL Additional Subscription may not be satisfied

DUBAL's obligation to complete the estimated $180 million Additional Subscription is conditional on the occurrence of the following events:

- the Corporation must obtain conditional commitments or other evidence of agreement in principle from Project lenders of their intent to provide the necessary debt financing for completion of the Project. The Project lenders have not yet been identified.
- Global Alumina must raise by way of issuance of equity securities (including convertible debt) a cumulative amount sufficient to satisfy the requirement of the Project lenders for equity capital. This amount has not yet been determined.
- Global Alumina must amend its articles to explicitly limit its corporate objectives to the development, operation and expansion of alumina refineries in Guinea and ancillary activities. The amendment requires approval by two-thirds of the votes cast at a meeting of shareholders. The shareholders of Global Alumina will be asked to vote on a resolution to amend Global Alumina's articles at the annual general meeting of shareholders to be held on May 8, 2006. However, there can be no assurance the shareholders will approve this resolution.

Satisfaction of these conditions is not within the Corporation's control. If one or more of these conditions is not satisfied, DUBAL may decline to complete the Additional Subscription and Global Alumina would not receive the estimated $180 million gross proceeds. If the Corporation is unable to obtain alternative financing, DUBAL's failure to complete the Additional Subscription may have a material adverse effect on the Corporation and its ability to continue the Project. See "Material Contracts - The DUBAL Subscription Agreement" below.

The economic viability of the Project has not been determined

Economic viability of the Project will depend on many factors including the capital cost to develop the mine and build the refinery and related infrastructure, the cost of bauxite, coal, heavy fuel oil, caustic soda, lime, limestone and the cost of processing, transportation costs, the terms and availability of financing, foreign exchange and the price of alumina, none of which at this time has been finally determined. Accordingly, until final capital and operating cost estimates are available and additional long-term off-take arrangements for the sale of alumina produced by the refinery are entered into, the economic viability of the Project cannot be determined with certainty. In addition, even if the Project appears economically feasible at the time construction begins, given that the construction period is estimated to be approximately three years, significant changes in the aluminium market or in the economy could result in the Project being uneconomic by the time commercial production from the refinery begins.

Construction of the Project may be affected by costs overruns, delays, labour shortages, labour unrest and other construction risks

The Project is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Detailed final cost estimates to build and operate the Project have not been finalized. Potential costs overruns and completion delays are significant risks in projects of this size, particularly in less developed countries. Price escalation is a concern especially in current market conditions where unstable markets for building materials and consumables have risen steadily annually over the past five years. The project will experience three rainy seasons during the life cycle of the construction phase which may result in delay in completion. Management of the substantial logistical and coordination issues in connection with the Project will require extensive planning, experience and skill.

In March 2006, Guinea experienced a week-long general strike and has in the past experienced similar labour unrest. Any prolonged general strike may result in construction delays.

There is no assurance that the Corporation will be able to hire or retain the significant number of experienced technical staff to manage the development and construction of the Project and its subsequent operation. There can be no assurance that the Corporation will successfully build the alumina refinery within budget, on schedule, or at all.

The Corporation must bear the cost of resettlement and payment of compensation to affected populations

The Corporation must relocate households affected by the development of the Project and will incur the cost of developing resettlement areas and compensating households for loss of lands, structures and crops. The cost of the resettlement plan will depend on the number of affected persons and on the outcome of negotiations with those persons and cannot be predicted with certainty. Such costs could be material. In addition, a refusal by affected persons to comply with the relocation program may result in delays to the Project and adverse publicity to the Corporation which could damage its ability to conduct business and adversely affect the financial condition of the Corporation.

The Corporation will be dependent on a single mining property

The Corporation's bauxite will be sourced entirely from mines within the Mining Concession area granted by the Government of Guinea. Any adverse development affecting the mines on this property would have a material adverse effect on the amount of bauxite produced by the Corporation, which would materially adversely affect the operation of the refinery and hence the Corporation's financial performance and results of operations. The Corporation's right to explore for and mine bauxite and produce and sell alumina from the Mining Concession area is based on the Basic Agreement. Should the Corporation's rights under the Basic Agreement, or the agreement itself, not be honoured or be unenforceable for any reason, or if any material term of the Basic Agreement is arbitrarily or unilaterally changed by the Government of Guinea, including the boundaries of the Mining Concession area itself, or the Corporation's ability to explore and produce bauxite from the Mining Concession, the Corporation's ability to produce bauxite from the Mining Concession area would be materially adversely affected, and this would have a material and adverse effect on the Corporation's financial performance and results of operations.

The Corporation may forfeit the Mining Concession in certain circumstances

If the Corporation does not realize the refinery by January 2012, the Mining Concession reverts to the Government of Guinea. The Mining Concession will also revert to the Government of Guinea upon the bankruptcy, cessation of business or liquidation of Global Alumina; or the transfer by Global Alumina to a third party of the mining rights with respect to the Mining Concession, if transfer is made without the written consent of the Government of Guinea and the proposed refinery has not been realized in accordance with the terms of the Basic Agreement. Beginning with the second 25 year Mining Concession term, if the Corporation fails to deliver a Maintenance Plan to the Government of Guinea within six months of the expiry of such term or each subsequent term, or if the Corporation fails to confirm that the previously delivered Maintenance Plan has been implemented, the Corporation would not be entitled to the automatic renewal of the Mining Concession. If the Corporation experiences obstacles to the completion of its financing requirements which cannot be overcome, the Corporation has an obligation to meet with the Government of Guinea in order to assess the consequences of the situation, which consequences may include loss of the Mining Concession. Under the Mining Code, mining rights are revocable in accordance with a procedure – which includes a right to appeal – in the event the title-holder breaches the provisions of the Mining Code that are applicable to it, fails to pay taxes or fails to meet defined development expenditures agreed to by the Government of Guinea and the title-holder.

Volatility of aluminium and alumina prices could have a material adverse effect on the Corporation's business, financial conditions and results of operations

Aluminium and alumina are commodities and compete with other materials such as steel, glass and plastic, among others, in the aerospace, ground transportation, construction, container and other markets. As a result, aluminium and alumina pricing can be highly volatile. Any significant declines in international market prices could materially adversely affect the Corporation's business, financial condition and results of operations.

In addition, the various stages of aluminium processing, from bauxite mining to alumina refining and aluminium smelting, are extremely capital intensive. The high initial capital cost exacerbates the commodity price/revenue volatility and serves as a significant market-entry barrier. The Corporation has long-term contractual arrangements with two customers for 55% of the annual alumina production from the proposed refinery. The purchase price of the alumina under these contracts is set as a percentage of the price of aluminium on the London Metal Exchange. Therefore, these contracts do not insulate the Corporation from fluctuations in aluminium prices and the profitability of the Corporation's operations will be dependent on the fluctuating market price of aluminium. If aluminium prices decline for a substantial period, resulting in the purchase price under one or more long-term contracts becoming less than the cost of production at the proposed refinery, it may not be economically feasible to continue production of bauxite from the Mining Concession or alumina from the refinery. This would have a material adverse effect on the Corporation's business, results of operations and financial condition.

The nature of the Corporation's operations will result in exposure to fluctuations in commodity prices. The Corporation may decide in the future to use financial instruments and physical delivery contracts to hedge its exposure to these risks. If the Corporation engages in hedging, it will be exposed to credit related losses in the event of non-performance by counterparties to the financial instruments. Additionally, if product prices increase above those levels specified in any future hedging agreements, the Corporation could lose the cost of floors or ceilings or a fixed price could limit the Corporation from receiving the full benefit of commodity price increases. If the Corporation enters into hedging arrangements, it may suffer financial loss if it is unable to commence operations on schedule or is unable to produce sufficient quantities of alumina to fulfill its obligations.

The Corporation's operations will be subject to risks, including the construction and operations of transportation infrastructure improvements and utilities and access to skilled labour

Infrastructure in the vicinity of the Corporation's proposed operations, in particular port and bridge facilities, is currently inadequate to meet the Project's requirements. The Corporation's ability to operate the proposed alumina refinery on a profitable basis may be adversely affected by risks that could potentially slow or stop alumina production. The refinery will be dependent on approximately 90 megawatts of electricity and 700 tonnes per hour of process steam from the power plant to maintain full production capacity. Should the power plant be incapable of providing the necessary power and steam, the refinery would not be able to run at full production.

The refinery also will be dependent on local and international transportation infrastructure to supply raw materials for continued operations and to deliver alumina to its customers. The Corporation's ability to operate the refinery on a profitable basis would be adversely affected if the railway, port or other transportation infrastructure is not brought up to and maintained at the Corporation's standards or if they are temporarily disabled. The terms under which the Corporation will have access to the infrastructure and port installations will be contained in the Infrastructure Agreement and Port Agreement, respectively. These agreements have not yet been negotiated. There is no guarantee that these agreements will be successfully negotiated or executed or that the other parties thereto will fulfil their obligations thereunder. In addition, the Corporation will be dependent on CBG for rail traffic coordination on the rail line to be used for transportation of materials and alumina. While CBG is required under their concession from the Government of Guinea to give third parties access to the rail line, there can be no assurance that CBG will comply with this obligation. CBG is a joint venture between the Government of Guinea and Halco. Halco is controlled by Alcan Inc. and Alcoa World Aluminium LLC, two of the Corporation's competitors. See "- The Corporation operates in a highly competitive industry" below.

The development and the operation of the Project will depend on the importation and use of skilled labour. If the cost of acquiring, importing or maintaining a skilled labour force increases significantly, it may have a material adverse effect on the development and operation of the Project.

Mining operations are inherently risky

The Corporation's operations are subject to operational risks and hazards inherent in the mining industry, including but not limited to, variations in grade, deposit size, density and other geological problems, hydrological conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment including fuel, labour force disruptions, unanticipated transportation costs, unanticipated regulatory changes, unanticipated or significant changes in the costs of supplies and adverse weather conditions. Should any of these risks and hazards affect the Corporation's mining operations or its exploration activities, it may cause, among other things, the cost of production to increase to a point where it would no longer be economic to produce bauxite from the Corporation's mineral reserves or delays or a complete stoppage in the production of bauxite, all of which would have a material adverse effect on the Corporation's business, results of operations and financial condition.

The Corporation's business is subject to risks that may not be covered by insurance

The exploration for and the production of bauxite and the refining, storage, transportation and marketing of alumina involve many risks. These risks include equipment failures and other accidents, weather conditions, natural disasters and changes to the political environment in Guinea, any of which could result in personal injury or damage or destruction to the mine, equipment, the refinery and the environment as well as the interruption of operations. The impact of these risks upon the Corporation is increased because it is dependent on a single mining property

The Corporation is insured against some, but not all, potential risks appropriate to its stage of development; however there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability. As the Project continues to develop toward operation of the mine and proposed refinery, the Corporation will have to acquire additional insurance coverage. There can be no assurance that the Corporation will be able to acquire adequate insurance coverage for the future increases in construction and operational activities associated with the Project. The Corporation may also become subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The Corporation may also become subject to liabilities which exceed policy limits. In such circumstances, the Corporation may be required to incur significant costs that could have a material adverse effect upon its performance, results of operations and economic viability.

Volatility of prices of raw materials required for the refinery could have a material adverse effect the Corporation's business, financial condition and results of operations

The Corporation's ability to operate the proposed alumina refinery profitably will be affected by increases in the cost of raw materials, including coal, heavy fuel oil, petroleum coke, caustic soda, lime, lime stone, flocculants and bauxite. The Corporation may not be able to offset fully the high cost of raw materials with increased alumina prices or higher productivity.

The Corporation has reported operating losses since inception

Global Alumina has reported operating losses since inception. Global Alumina expects to continue to sustain operating losses in the future as it is expected to incur substantial costs during the development and construction phase of the Project and earn no revenue prior to 2009 at the earliest. There is no guarantee that Global Alumina will ever be profitable.

The Corporation operates in a highly competitive industry

The Corporation's business is intensely competitive and it competes with companies that have greater resources and experience. The global aluminium and alumina markets are dominated by a small number of very large vertically integrated companies, including Alcan Inc. and Alcoa Inc. These companies dominate on a global scale the mining of bauxite, the refining of alumina and the production and sale of aluminium. They all have far greater resources than the Corporation and accordingly are potentially formidable competitors. In addition, the Corporation may be far more vulnerable to volatility in the alumina market than its vertically integrated competitors. If the Project is completed, the Corporation will simply be a supplier of alumina to the industry and will not have the benefit of vertical integration enjoyed by its larger competitors who operate bauxite mines and aluminium smelters.

Mineral resources and reserves data are estimates only and actual production may differ materially from such estimates

The mineral resources and reserves included in this Annual Information Form are estimates only and no assurance can be given that inferred, indicated or measured resources will be moved to higher confidence levels or that any additional proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Material changes in mineral resources, grades, stripping ratios or recovery rates may affect the economic viability of the Project. Estimated reserves may need to be recalculated based on actual production experience. The estimates of resources and reserves referenced in this Annual Information Form are taken from the Technical Report. These estimates are based on the assumptions and methods, and are subject to the limitations and qualifications, described in the Technical Report. Readers are encouraged to review the Technical Report in its entirety under Global Alumina's profile at www.sedar.com.

Failure to obtain government permits would adversely affect the Corporation's business

The ability of the Corporation to implement and operate the Project is dependant on obtaining several licenses and permits from various Guinean governmental authorities. None of the permits required for the mine and refinery areas has been issued. There can be no assurance that the Corporation will be able to obtain on a timely basis and on reasonable conditions and maintain, at all times, all necessary licenses and permits required to continue its proposed exploration and development of the Mining Concession area, operate mining facilities thereon or commence production of alumina from the proposed refinery.

The Corporation could face significant liabilities and compliance costs under environmental regulations

The Corporation's operations will be subject to environmental regulations promulgated by the Ministry of Mines, Ministry of Environment and other Guinean government agencies as existed on the date of the Basic Agreement and will comply with World Bank Standards. Such regulations provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations. A breach of such regulations may result in the imposition of severe fines and penalties, which could harm the Corporation's business. In addition, if such standards become more stringent or if current standards are enforced in a more rigorous manner, the Corporation may be required to make additional environmental expenditures, which could have an adverse impact on its financial condition.

The Corporation could face significant liabilities under other government regulations

The Corporation's operations and properties are subject to a variety of other governmental regulations. Guinea regulators have broad authority to shut down and levy fines against facilities that do not comply with regulations or standards. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property and mine safety. See "Bauxite Mining – Property Location and Ownership" above.

The loss of any of the Corporation's key officers and employees could have an adverse impact on its business

The Corporation's success is highly dependent on its founders, management team and key employees. The loss of the services of the Corporation's senior management or other key employees could make it more difficult to successfully operate the Corporation's business and pursue its business goals. The Corporation does not maintain key man life insurance on any of its employees.

The Corporation is exposed to currency risk

Fluctuations in currency exchange rates could have a negative impact on the profitability of the Corporation's operations. The Corporation reports its financial results in U.S. dollars and anticipates that most, but not necessarily all, of its revenues, debt, and capital and operating costs will be denominated in U.S. dollars. Therefore, variations in the exchange rate when converting foreign currencies into U.S. dollars may negatively impact the financial results of the Corporation.

The Corporation's common shares lack liquidity

Global Alumina's Shares are thinly traded on the TSX in Canada, and the limited trading volume of Global Alumina's Shares will limit the liquidity of such Shares.

Global Alumina is likely a Passive Foreign Investment Company for U.S. tax purposes

Global Alumina likely will be a "passive foreign investment company" ("PFIC") for United States federal income tax purposes, meaning that, absent a "qualified electing fund" ("QEF") election, (i) generally any gain derived from the disposition of Shares (including a gift or exchange in a corporate reorganization), as well as any "excess distribution" that is received from Global Alumina (i.e., a distribution that exceeds 125% of the average distributions from the shorter of the prior three years or a shareholder's holding period for the stock), would be treated as ordinary income that was earned ratably over each day in such shareholder's holding period for the Shares, (ii) the portion of such gain or distribution that is allocable to prior taxable years would be subject to United States federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the Purchaser, and (iii) an interest charge would be imposed on the resulting United States federal income tax liability as if such liability represented a tax deficiency for the past taxable years. If a shareholder makes a timely QEF election, the shareholder will be required to annually include in gross income (for any year that Global Alumina is treated as PFIC) (i) as ordinary income, a pro rata share of Global Alumina's ordinary earnings (as determined in accordance with United States federal income tax principles), if any, and (ii) as long-term capital gain, a pro rata share of Global Alumina's net capital gain (as determined in accordance with United States federal income tax principles), if any, in either case whether or not distributed by Global Alumina. The foregoing is not legal advice nor a complete discussion of consequences of owning shares of a PFIC and shareholders should consult their own tax advisors regarding such consequences.

SHARE CAPITAL

Common Shares

Global Alumina has authorized an unlimited number of Shares. As of March 29, 2006, 199,847,145 Shares are issued and outstanding.

Warrants

The following table sets out the Warrants issued and outstanding as of March 29, 2006 and the expiry date and exercise price of such Warrants.

Number of Shares Exercisable	Expiry Date	Exercise Price
250,000	July 19, 2006	$1.50
4,000,000	December 31, 2006	$1.00
2,790,850	February 3, 2008	$1.00

As of December 31, 2005, there were 23,765,749 Warrants exercisable for an aggregate of 23,765,749 Shares at an exercise price of $1.50 per Share. These Warrants had an expiry date of February 3, 2006. On or before February 3, 2006, 22,136,899 of these Warrants were exercised, for aggregate proceeds of $33,205,348.50. The remaining Warrants expired unexercised.

Options

On May 27, 2004, Global Alumina adopted a stock option plan (the "SOP") which provides employees, directors, officers and consultants of Global Alumina with the opportunity to acquire Shares through the exercise of Options. Ten million Shares have been reserved for issuance under the SOP. Options granted under the SOP are limited to a term of ten years. An aggregate of 1,035,000 options were granted during 2004 pursuant to the terms of the SOP.

On March 10, 2005, a total of 752,000 (net of cancellation) Options were granted with an exercise price of $2.50, a vesting period over three years and a maximum term of 5 years. On July 25, 2005, a total of 483,500 options were granted with an exercise price of $1.40, a vesting period over three years and a maximum term of five years. Also on July 25, 2005, 70,000 Options previously granted to an individual on March 10, 2005 were cancelled. On November 8, 2005, a total of 75,000 Options were granted with an exercise price of $1.57, a vesting period over three years and a maximum term of five years. An aggregate of 1,310,500 Options were granted during 2005.

On March 7, 2006, a total of 45,000 Options were granted with an exercise price of $1.75, a vesting period over three years and a maximum term of 5 years.

7,609,500 options remain available for issuance under the SOP.

Proposed Convertible Debenture

Under the EIIC Subscription Agreement, Global Alumina has agreed to issue a $50,000,000 Debenture to EIIC. The Debenture will have a five year term and will bear interest at the rate of 10% per year payable on June 30 and December 31 of each year. For a period of 12 months following notification by Global Alumina to EIIC that the Project Equity Raise has been completed, the Debenture will be convertible into Shares, in whole but not in part, at a conversion price of $2.50 per Share for a total of 20 million Shares. Global Alumina anticipates that the Debenture will be issued to EIIC prior to the end of 2006.

DIVIDENDS

Global Alumina has not paid any dividends on its Shares to date and does not anticipate that dividends will be paid on the Shares until after the refinery commences production of alumina.

ESCROWED SECURITIES

In connection with the Arrangement, Shares held by certain former GAPCO shareholders were subject to an escrow agreement dated May 26, 2004 between Global Alumina, Computershare Investor Services Inc., as escrow agent, and the former GAPCO shareholders. The final 7,970,000 escrowed Shares were released from escrow on December 15, 2005. None of the Shares remains subject to any escrow agreement.

MARKET FOR SECURITIES

The Shares are listed for trading on the TSX under the trading symbol "GLA.U".

Common Stock Price per share Volumes Traded (in United States dollars)					
	Open	**High**	**Low**	**Close**	**Volume**
March 2006 (to March 28, 2006)	1.70	1.86	1.37	1.40	8,307,966
Feb. 2006	1.87	2.06	1.70	1.71	20,861,574
Jan. 2006	1.70	1.92	1.61	1.87	18,602,116
Dec. 2005	1.66	1.89	1.65	1.71	7,308,356
Nov. 2005	1.54	1.75	1.51	1.66	3,533,027
Oct. 2005	1.43	1.79	1.24	1.65	3,378,837
Sept. 2005	1.70	1.80	1.25	1.42	4,212,845
Aug. 2005	1.50	1.75	1.35	1.70	8,505,613
July 2005	1.25	1.50	1.21	1.47	2,729,976
June17–30, 2005 GLA.U	1.25	1.30	1.15	1.25	1,808,464
June 1-16, 2005 GPC.U	1.39	1.40	1.01	1.22	2,964,652
May 2005	1.55	1.70	1.34	1.35	5,454,471
April 2005	2.00	2.09	1.33	1.55	1,747,873
March 2005	2.31	2.75	1.60	2.00	3,546,332
Feb. 16 – 28 /05 TSX	2.15	2.40	1.94	2.25	3,298,403
Feb. 1 – 15 /05 TSXV	1.92	1.95	1.86	1.94	521,610
Jan. 2005	1.84	1.95	1.65	1.90	1,556,994

The Shares traded on the TSXV from June 15, 2004 to February 15, 2005.

On February 16, 2005, the Shares began trading on the TSX under the symbol "GPC.U".

On June 17, 2005, Global Alumina's TSX listing symbol changed to "GLA.U".

DIRECTORS AND OFFICERS

The following table sets forth the names and municipalities of residence, offices or positions with Global Alumina and principal occupations of the current directors and officers of Global Alumina during the past five years. The term of each director of Global Alumina expires as of the next annual general meeting of Global Alumina, to be held on May 8, 2006.

Name and Address of Director or Officer	Position Presently Held	Principal Occupation	Number of Securities	
			Common Shares	Options
Michael J. Cella Wilton, Connecticut	Director, Senior Vice President, Chief Financial Officer and Secretary since May 2004	Director, Senior Vice President, Chief Financial Officer and Secretary of Global Alumina, 2004 to present; Senior Vice President, Herakles Capital Corporation, 2001 to 2005; Senior Vice President, Finance of GAPCO, 2001 to 2004; Senior Vice President, Sithe Energies, Inc., 1997 to 2001.	730,000(1)	400,000
Bernard Cousineau (2) Westmount, Quebec	Director, President and Chief Operating Officer since May 2004	Director, President and Chief Operating Officer of Global Alumina, 2004 to present; Director and Vice President, Aluminpro Aluminium Industry Professionals Inc., 2000 to present.	50,000	150,000
Francis J. Donohue Saddle River, New Jersey	Senior Vice President, Construction since May 2004	Senior Vice President, Construction of Global Alumina, 2004 to present; Senior Vice President, Engineering and Construction, Sithe Global Power, LLC, 2004 to present; Senior Vice President, Construction, GAPCO, 2000 to 2004.	1,000,000(3)	75,000
Ahmed M. Fikree (4) Dubai, UAE	Director since November 2005	Director, Corporate Development and Commercial Operations, DUBAL, 2005 to present; General Manager, Marketing and Sales, DUBAL, 2001 to 2005.	0	0
Alan J. Gayer (5) Toronto, Ontario	Director since May 2004	Independent management consultant and private equity investor, 2005 to present; Chief Executive Officer, Toronto Hospital for Sick Children, 2002 to 2004; Director, National Strategy Consulting Group, Arthur Andersen, 1998 to 2001.	1,380,000	20,000

Name and Address of Director or Officer	Position Presently Held	Principal Occupation	Number of Securities	
			Common Shares	Options
Karim L. Karjian [6] London, United Kingdom	Director since May 2004	Chairman and Managing Director of BusinessCom Europe Ltd., 1991 to present; Director and Chief Executive Officer of Karalco Resources Ltd., an international development and consulting company, 1997 to present.	4,400,000[7]	0
Anthony McCabe Crecora, County Limerick, Ireland	Senior Vice President and Project Director, Refinery since September 2004	Senior Vice President and Project Director, Refinery of Global Alumina, 2004 to present; Project Director, BHP Billiton, 1998 - 2004	0	175,000
Graham Morrey Chislehurst, Kent United Kingdom	Senior Vice President, Strategic Planning since October 2004	Senior Vice President, Strategic Planning of Global Alumina, 2004 to present; Managing Director, Europe, Hatch Associates Ltd., 2001 to 2004; Managing Director, Europe, Kaiser Engineers Ltd., 1986-2001.	0	175,000
Ian Porteous [8] Westmount, Québec	Senior Technology Officer since July 2004	Senior Technology Officer of Global Alumina, 2004 to present; President, Aluminpro Aluminium Industry Professionals Inc., 2000 to present.	50,000	87,500
David Suratgar [9] London, United Kingdom	Director since March 2005	Independent financial and legal advisor, 1998 to present; Chairman, Fortune Funds Ltd., 2003 to present; Chairman of the Advisory Board of Taylor-DeJongh Inc., 2003 to present; Member of the Advisory Board, Pictet et Cie SA Water Fund, 2003 to present; Member of the Board of BMCE Bank, 1998 to present.	0	20,000
Bruce J. Wrobel Brooklyn, New York	Chairman and Chief Executive Officer since May 2004	Chairman and Chief Executive Officer of Global Alumina, 2004 to present; Chief Executive Officer of Sithe Global Power, LLC, 2004 to present; President and Chief Executive Officer of Sithe Energies, Inc., 2003 to 2004;Chairman and Chief Executive Officer of GAPCO, 1999 to 2004.	16,847,000[10]	0

Notes:

(1) Mr. Cella directly owns 5,000 Shares registered in his name. Mr. Cella indirectly owns 725,000 Shares, all of which are held in the name of WCF Holdings LLC, a corporation wholly-owned by Mr. Cella.

(2) Prior to the completion of the Arrangement, Mr. Cousineau was a self-employed management consultant working with Aluminpro. On July 19, 2004, Global Alumina acquired all of the outstanding share capital of Aluminpro. Mr. Cousineau was paid an aggregate of $50,000 and 50,000 units of Global Alumina in payment for the sale of his interest in Aluminpro to Global Alumina. Each unit was composed of one Share and one-half of a Warrant. Each full Warrant entitles the holder to one Share at an exercise price of $1.50. Since July 19, 2004, Mr. Cousineau has not exercised any Warrants.

(3) Mr. Donohue directly owns 200,000 Shares registered in his name. Mr. Donohue indirectly owns 800,000 Shares, all of which are held in the name of Power Professionals, Ltd., a corporation wholly-owned by Mr. Donohue.

(4) Member of the Audit Committee as of November 8, 2005.

(5) Chairman of the Audit Committee and member of the Compensation and Nominating and Corporate Governance Committees.

(6) Chairman of the Nominating and Corporate Governance Committee.

(7) Mr. Karjian indirectly controls 4,400,000 Shares, 1,200,000 of which are held in the name of Karalco Resources Ltd., 1,600,000 of which are held in the name of Urquin Finance Ltd. and 1,600,000 of which are held in the name of Zefan Ltd. Each of Karalco, Urquin Finance Ltd. and Zefan Ltd. are controlled by Mr. Karjian.

(8) Prior to the completion of the Arrangement, Mr. Porteous was a self-employed management consultant working with Aluminpro. On July 19, 2004, Global Alumina acquired all of the outstanding share capital of Aluminpro. Mr. Porteous was paid an aggregate of $50,000 and 50,000 units of Global Alumina in payment for the sale of his interest in Aluminpro to Global Alumina. Each unit was composed of one Share and one-half of a Warrant. Each full Warrant entitles the holder to one Share at an exercise price of $1.50. Since July 19, 2004, Mr. Porteous has not exercised any Warrants.

(9) Chairman of the Compensation Committee and member of the Audit and Nominating and Corporate Governance Committees as of March 10, 2005.

(10) Mr. Wrobel directly owns 4,027,000 Shares registered in his name. Mr. Wrobel indirectly owns 12,820,000 Shares, all of which are held in the name of Herakles Capital Corp., a corporation wholly-owned by Mr. Wrobel.

As a group, the directors and executive officers listed own, directly or indirectly, or exercise control or direction over, 24,457,000 Shares, representing 12.24% of the total issued and outstanding Shares as of the date hereof. In addition, Global Alumina's directors and executive officers, as a group, hold Options for the purchase of an aggregate of 1,102,500 Shares. See "Share Capital – Options" above.

Contractual Relationships with Directors and Executive Officers

Mr. Karjian is Director and Chief Executive Officer of Karalco Resources Ltd. ("Karalco"), a company which provides the Corporation with advisory services relating to Guinea and the negotiation and implementation of the Basic Agreement, as well as strategic industry advisory services, including negotiations of alumina off-take and strategic partnering. The Corporation has agreed to pay Karalco a monthly retainer for professional services regarding development activities with respect to the Project. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Corporation. The monthly retainer payable by the Corporation to Karalco is $60,000. Between October of 2004 and February of 2005, the Corporation and Karalco discussed and agreed to an incentive based compensation arrangement in addition to the monthly payments of $60,000. Payments made to Karalco under this incentive structure are based on the achievement of specific goals, including: the ratification by the National Assembly of the Basic Agreement; the promulgation of the subsequent decree by the President of Guinea; the entering into of a cooperation agreement among Global Alumina, the Government of Guinea and CBG in respect of the use of common rail and port facilities; and such other events as will be agreed to by the Corporation and Karalco. The total payments with respect to the monthly retainer for the years ended December 31, 2005 and 2004 were $970,000 and $585,000, respectively, including the incentive based compensation in connection with the ratification of the Basic Agreement and promulgation of the Presidential decree. In addition, an amount of $300,000 was paid to Karalco as reimbursement of incidental out-of-pocket expenses incurred by Karalco in the course of providing the consulting services.

Prior to 2006, Global Alumina had an agreement with Herakles Capital Corporation ("Herakles"), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. Herakles is controlled by Mr. Wrobel, Global Alumina's Chief Executive Officer and a shareholder of Global Alumina. Herakles was reimbursed at cost for all professional services rendered by employees of, and consultants retained by, Herakles. The total payments for the years ended December 31, 2005 and 2004 amounted to approximately $1,181,000 and $543,000, respectively. Effective January 1, 2006, the agreement with Herakles covers solely the professional services of Mr. Wrobel.

Global Alumina also reimbursed Herakles for occupancy expenses. Occupancy expenses for the years ended December 31, 2005 and 2004 were approximately $215,000 and $86,000, respectively. This arrangement terminated when Global Alumina moved in December, 2005 to new offices, which are shared with Sithe Global Power, LLC ("Sithe Global"). Sithe Global reimburses Global Alumina for its pro rata share of occupancy expenses. Occupancy costs paid by Sithe Global to Global Alumina amounted to $95,825 and $nil for the years ended December 31, 2005 and 2004, respectively.

Mr. Wrobel is also the Chief Executive Officer of Sithe Global, which has provided and continues to provide professional services to the Corporation through employees of, and consultants retained by, Sithe Global. Sithe Global is reimbursed at cost for all professional services rendered by employees of, and consultants retained by, Sithe Global. The total payments for the years ended December 31, 2005 and 2004 amounted to approximately $218,000 and $nil, respectively.

Prior to September 2004, Mr. Wrobel was the Chief Executive Officer of Sithe Energies, Inc. ("Sithe Energies"), which formerly provided professional services to the Corporation. Sithe Energies was reimbursed at cost for those services. The total payments for the years ended December 31, 2005 and 2004 were $nil and $140,000, respectively. In January, 2005, following a change of control at Sithe Energies, the relationship between Sithe Energies and the Corporation was terminated.

Each of Mr. Cousineau and Mr. Porteous are parties to an Aluminpro Consulting Agreement.

Under Mr. Cousineau's Aluminpro Consulting Agreement, he has agreed, among other things, to serve as President of Global Alumina and Vice President of Aluminpro for a monthly retainer of $16,940. During 2005 and 2004, Global Alumina paid Mr. Cousineau $203,280 and $101,640, respectively, in connection with his Aluminpro Consulting Agreement.

Under Mr. Porteous's Aluminpro Consulting Agreement (entered into through Porteous & Powell Consultants Inc., a corporation 50% of which is owned by Mr. Porteous), he has agreed, among other things, to act as Senior Technology Officer of Global Alumina and President of Aluminpro for a monthly retainer of $12,100. Services performed by Mr. Porteous beyond those provided for under the agreement are payable at a rate of $1,100 per day. During 2005 and 2004, Global Alumina paid Mr. Porteous $145,200 and $72,600, respectively, in connection with his Aluminpro Consulting Agreement.

Mr. Fikree is the Director, Commercial and Corporate Development, for DUBAL. DUBAL and the Corporation are parties to the Dubal Subscription Agreement and the DUBAL Off-take Agreement. See Material Contracts – The DUBAL Subscription Agreement" below and "General Development of the Business – Off-take Agreements - The DUBAL Off-take Agreement" above.

To the extent the foregoing contractual relationships or any other relationships give rise to a conflict of interest between the relevant director or executive officer, the conflicts will be dealt with in accordance with the relevant provisions of the NBBCA.

LEGAL PROCEEDINGS

None of Global Alumina and its subsidiaries is involved in any legal proceedings which would have a material effect on Global Alumina on a consolidated basis. To the knowledge of management, no legal proceedings of a material nature involving Global Alumina or its subsidiaries are contemplated by any individuals, entities or governmental authorities.

MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Corporation within the most recently completed fiscal year or before the most recently completed fiscal year but still in effect:

- The Basic Agreement, as amended
- DUBAL Subscription Agreement
- EIIC Subscription Agreement

In addition, since the end of the most recently completed financial year, Global Alumina has entered into the Tripartite Agreement with CBG and the Government of Guinea which is described under "General Development of the Business – Bauxite Mining Concession Rights"

The Basic Agreement

See "General Development of the Business – The Basic Agreement" above.

The DUBAL Subscription Agreement

On August 10, 2005, Global Alumina entered into a subscription agreement with DUBAL (the "DUBAL Subscription Agreement"). Pursuant to the DUBAL Subscription Agreement, DUBAL has completed an initial subscription of 10,000,000 Shares for an aggregate purchase price of $20,000,000. As of the date hereof, the 10,000,000 Shares owned by DUBAL represent 5.0% of the issued and outstanding Shares.

DUBAL has also agreed to subscribe for the Additional Subscription for an estimated aggregate subscription price of $180 million. Following the Additional Subscription, DUBAL will hold 25% of the Corporation's common shares on a fully-diluted basis. The final aggregate subscription price for the Additional Subscription will depend on the cumulative amount of equity necessary to satisfy the requirements of the Project lenders for equity capital. At the date of the DUBAL Subscription Agreement, it was estimated that the Project lenders would require a cumulative amount of $700 million of equity to be raised, resulting in an estimated Additional Subscription price of $180 million. However, if the amount of equity required by the Project lenders exceeds or is less than $700 million, the Additional Subscription price will be increased or decreased by 25% of the difference, as applicable. The

Corporation currently anticipates that it will be required to raise a cumulative amount of approximately $1 billion through the issuance of equity securities.

In consideration of the estimated aggregate $200 million payments by DUBAL, DUBAL will also be entitled to receive a number of common shares equal to one-third of the common shares issued by the Corporation from time to time pursuant to the conversion of certain convertible debt securities to be issued to third parties (including the proposed EIIC Debenture, as described below). DUBAL's entitlement to the common shares to be delivered upon conversion of the convertible debt arises upon the completion of the Additional Subscription but the delivery of such common shares to DUBAL will be made, at no additional cost to DUBAL, at dates in the future if and when the convertible debt is issued and converted and the number of such common shares is known. In addition, after the closing of the Additional Subscription and for so long as DUBAL owns not less than 10% of the outstanding Shares, DUBAL will be entitled to subscribe for up to 25% of any future issuances of common shares (or securities that may be converted into or exchanged for common shares) by the Corporation at the same price at which the securities are offered to others.

The Additional Subscription is conditional on: (i) the Corporation raising by way of issuance of equity securities (including convertible debt) a cumulative amount of equity sufficient for the Project Equity Raise; (ii) the Corporation amending its articles to explicitly limit its corporate objectives to the development, operation and expansion of alumina refineries in Guinea and ancillary activities; and (iii) the Corporation obtaining conditional commitments or other evidence of agreement in principle from Project lenders of their intent to provide the necessary debt financing for completion of the Project. The amount of the Project Equity Raise has not yet been determined. The shareholders of Global Alumina will be asked to vote on a resolution to amend Global Alumina's articles at the annual general meeting of shareholders to be held on May 8, 2006.

Under the DUBAL Subscription Agreement, DUBAL has the right to nominate one representative for election to Global Alumina's Board of Directors prior to the completion of the Additional Subscription. Ahmed Fikree, the DUBAL representative, was appointed to the Board of Directors in November, 2005.

After the completion of the Additional Subscription: for so long as DUBAL holds not less than 19.9% of the issued and outstanding Shares, DUBAL will have the right to nominate 25% of the Board of Directors of Global Alumina; and for so long as DUBAL holds not less than 10% but less than 19.9% of the issued and outstanding Shares, DUBAL will have the right to nominate 16.67% of the Board of Directors of Global Alumina. In the event that the above percentages result in a fractional number, the number shall be rounded down to the nearest whole number.

The EIIC Subscription Agreement

Under the EIIC Subscription Agreement, EIIC purchased 25,000,000 Shares at $2.00 per Share on October 20, 2005. As of the date hereof, the 25,000,000 Shares owned by EIIC represent 12.51% of the issued and outstanding Shares.

Under the EIIC Subscription Agreement, EIIC has also agreed to subscribe for a $50,000,000 principal amount Debenture. See "Share Capital – Proposed Convertible Debenture" above for a description of the material terms of the Debenture. Global Alumina anticipates that the Debenture will be issued to EIIC prior to the end of 2006.

Under the EIIC Subscription Agreement, EIIC has the right to nominate one representative for election to Global Alumina's Board of Directors so long as EIIC holds not less than 10% of the issued and outstanding Shares. EIIC will have the right to remove and replace its representative upon 90 days notice to Global Alumina prior to each annual general meeting of Global Alumina's shareholders.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Shares is Computershare Trust Company of Canada, at its principal office in Toronto.

AUDIT COMMITTEE AND AUDITORS

Audit Committee Charter

The text of the charter of the audit committee (the "Audit Committee") of the Board of Directors is attached hereto as Exhibit A.

Composition of the Audit Committee

The Audit Committee is composed of three independent directors. Mr. Gayer is the chairman of the Audit Committee and Mr. Suratgar and Mr. Fikree are the remaining members of the Audit Committee. Each member of the Audit Committee is financially literate (as defined under MI 52-110).

Relevant Education and Experience

Alan J. Gayer – Mr. Gayer has 30 years of management experience, including 17 years at McKinsey & Company advising Fortune 500 clients (including one of the world's largest chemical companies), three years as a Director in the national strategy consulting practice of a U.S. public accounting firm, eight years as Chief Executive Officer of a U.S. health care system and, most recently, two years as Chief Executive Officer of Toronto's Hospital for Sick Children. Mr. Gayer holds a M.Phil (Economics) from Yale University, a B.Phil (Economics) from Oxford University and a BA (Social Studies) from Wesleyan University.

David Suratgar – Mr. Suratgar is an independent financial and legal advisor. Mr. Suratgar was also the Deputy Chairman of Morgan Grenfell and Deutsche Morgan Grenfell, a position he held from 1992 to 1998. Mr. Suratgar has had extensive experience with development stage resource companies. Mr. Suratgar graduated from Oxford University with a MA (Jurisprudence) in 1959 and from Columbia University with a MIA (International Law and Economics) in 1961.

Ahmed Fikree – Mr. Fikree is Director, Corporate Development and Commercial Operations for DUBAL and has held various positions with DUBAL since 1989. DUBAL is one of the largest single site aluminium smelters in the western world. In his current position with DUBAL, Mr. Fikree has responsibility for marketing and sales, casting operations, DUBAL's supply and logistics division and the corporate development and strategic projects for all DUBAL external projects, including bauxite and alumina projects. Mr. Fikree received a BA (English Literature) from UAE University in 1984.

Reliance on Certain Exemptions

Masumi Kakinoki, a former member of the Audit Committee, resigned from the Board of Directors and the Audit Committee as of October 31, 2005. Whereas MI 52-110 requires that the Audit Committee be composed of three independent directors, the Board of Directors relied on the exemption under Section 3.5 of MI 52-110 (*Death, Disability or Resignation of Audit Committee Member*) and appointed Mr. Cella, the Senior Vice President, Chief Financial Officer and Secretary of Global Alumina and a non-independent director, to the Audit Committee for the purpose of reviewing the Corporation's third quarter interim financial statements and the management discussion and analysis thereon. Mr. Cella functioned as a member of the Audit Committee from November 7, 2005 until the appointment of Mr. Fikree to the Audit Committee on November 8, 2005.

Pre-Approval Policies and Oversight

On November 8, 2005, the Audit Committee passed a resolution in connection with the pre-approval of all audit and non-audit services provided by the independent auditors of Global Alumina. Under the resolution, the Audit Committee authorized the Chair of the Audit Committee to pre-approve any audit and non-audit services provided by the independent auditors of Global Alumina. To the extent that the Chair pre-approves any such services, the Chair must inform the Audit Committee of such pre-approvals at the next meeting of the Audit Committee following the pre-approval and must provide appropriate details concerning the services provided or to be provided by the independent auditors.

Auditor Service Fees

The current auditors of the Corporation are PricewaterhouseCoopers LLP ("PwC"), Chartered Accountants, Suite 3000, Royal Trust Tower, Toronto Dominion Centre, 77 King Street West, Toronto, Ontario M5K 1G8.

Audit Fees

The aggregate fees billed by PwC in 2005 and 2004 were $95,000 and $40,000, respectively.

Audit-Related Fees

The aggregate fees billed by PwC in 2005 and 2004 for assurance and related services that were reasonably related to the performance of the audit of the Corporation's financial statements (and are not reported under "Audit Fees" above) were nil and $28,500, respectively.

Tax Fees

The aggregate fees billed by PwC in 2005 and 2004 for professional services in connection with tax compliance, tax advice and tax planning were $103,740 and $60,425, respectively.

The services provided included preparation of annual income tax returns and other compliance matters and tax advice issues.

All Other Fees

There were no other fees billed by PwC in 2005 and 2004 for products and services other than those disclosed above under " Audit Fees", " Audit-Related Fees" and "Tax Fees".

INTERESTS OF EXPERTS

Butty Herinckx & Partners (Dominique L. Butty, Geologist; Rob. F. Herinckx, Mining Engineer) prepared the Technical Report entitled "Global Alumina Refinery Project: Bauxite Resources, Reserves and Mine Plan (Republic of Guinea)" dated February 23, 2006. Certain information contained in the Technical Report is summarized under "Bauxite Mining" below.

To the best of Global Alumina's knowledge, none of the above mentioned holds any registered or beneficial interest, directly or indirectly, in any securities or other property of Global Alumina or its associates or affiliates.

The Corporation's auditors are PwC, who have prepared an independent auditors' report dated February 24, 2006 in respect of the Corporation's consolidated financial statements with accompanying notes as at and for the years ended December 31, 2005 and 2004. PwC has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Global Alumina will provide to any person, without charge, following a written or oral request to Michael J. Cella, 245 Park Avenue, 38th Floor, New York, NY 10167 (telephone: 212-351-0000; fax: 212-351-0001), a copy of this Annual Information Form, Global Alumina's annual report for the fiscal year ended December 31, 2005, any interim financial statements since December 31, 2005, and any other documents incorporated therein by reference. Additional information, including director's and officer's remuneration and indebtedness, principal holders of Shares and securities authorized for issuance under the SOP, is contained in Global Alumina's management proxy circular in connection with the annual and special meeting of Global Alumina's shareholders to be held on May 8, 2006, available under Global Alumina's profile at www.sedar.com. Additional information is also available under Global Alumina's profile at www.sedar.com

EXHIBIT A

GLOBAL ALUMINA CORPORATION

AUDIT COMMITTEE CHARTER

Purpose of the Audit Committee

The purpose of the audit committee (the "Committee") of the board of directors (the "Board") of Global Alumina Corporation ("Global Alumina") is to assist the Board in its oversight of:

- the accounting and financial reporting processes of Global Alumina and audits of financial statements of Global Alumina,
- the integrity of the financial statements of Global Alumina,
- compliance with legal and regulatory requirements related to the auditing of the financial statements of Global Alumina and Global Alumina's financial reporting,
- the qualifications and independence of Global Alumina's independent auditors, and
- the performance of the independent auditors and Global Alumina's internal audit function.

The Committee is directly responsible for the appointment, retention, termination, compensation and oversight of the work of the independent auditors of Global Alumina.

Management of Global Alumina is responsible for the preparation, presentation and integrity of the financial statements and any financial information filed with securities regulatory authorities or stock exchanges or otherwise publicly disseminated and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations.

The independent auditors of Global Alumina are responsible for planning and carrying out an audit of the annual financial statements of Global Alumina, reviewing quarterly unaudited financial statements of Global Alumina prior to the filing of each quarterly report and conducting any other procedures approved by the Committee in accordance with applicable laws, rules, regulations and auditing standards. The independent auditors shall report directly to the Committee.

The independent auditors of Global Alumina shall submit to the Committee annually a formal written statement (the "Auditors' Statement") described under "Committee Duties and Responsibilities" below.

Committee Membership

- The Committee shall consist of three or more or independent directors of Global Alumina appointed by the Board.
- The Board shall appoint a chair of the Committee.

- Any member of the Committee may be removed by a resolution of the Board.
- Each member of the Committee shall be "financially literate", as such terms is defined in applicable securities legislation.

Committee Duties and Responsibilities

The duties and responsibilities of the of the Committee are as follows:

- with respect to the independent auditors of Global Alumina,
  - recommend to the Board the independent auditors to be nominated to provide audit services to Global Alumina as well as the compensation of the independent auditor,
  - pre-approve and monitor all audit and non-audit services and to the extent required, publicly disclose audit and non-audit fees,
  - ensure the annual delivery of the Auditors' Statement in accordance with CICA Handbook Section 5751, *Communications With Those Having Oversight Responsibility For The Financial Reporting Process*.
  - obtain annually a formal written statement of the fees billed in each of the last two fiscal years for the services rendered,
  - oversee the work of the independent auditor for Global Alumina,
  - obtain, in connection with any audit, a timely report relating to the annual audited financial statements describing all critical accounting policies and practices used, all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, and any material written communications between the independent auditors and management, such as any "management" letter or schedule of unadjusted differences,
  - resolve any disagreements between management and the independent auditors regarding financial reporting,
  - review and evaluate the qualifications, performance and independence of the lead audit partner,
  - discuss with management the rotation of the lead audit partner, the concurring audit partner and any other active audit engagement team partner and consider whether there should be a regular rotation of the audit firm itself,
  - take into account the opinions of management and internal audit function personnel in assessing the independent auditors' qualifications, performance and independence, and

  - instruct the independent auditors that they are ultimately accountable to the Board and the Committee, as representatives of Global Alumina's shareholders;

- with respect to the internal audit function of Global Alumina,

  - review the appointment and replacement of the person with principal responsibility for the internal audit function, and

  - advise that person they are expected to provide to the Committee summaries of and significant reports to management prepared in relation to the internal audit function; and

- with respect to financial reporting principles and policies and internal audit controls and procedures of Global Alumina,

  - advise management, internal audit function personnel and the independent auditors that they are expected to provide to the Committee a timely analysis of significant financial reporting issues and practices,

  - meet with management, internal audit function personnel and the independent auditors to discuss, and review before public disclosure of, among other things, the annual audited financial statements and quarterly unaudited financial statements, including disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations",

  - consider any reports or communications (and management's responses) submitted to the Committee by the independent auditors required by applicable auditing standards,

  - discuss internal controls with the chief executive officer and chief financial officer of Global Alumina,

  - discuss guidelines and policies governing the process by which senior management and relevant departments assess and manage exposure to risk, and to discuss major financial risk exposures and the steps management has taken to monitor and control such exposures,

  - obtain from the independent auditors assurance that the audit was conducted in a manner consistent with applicable generally accepted auditing standards,

  - discuss with the chief legal officer or outside legal counsel, any significant legal, compliance or regulatory matters that may have a material effect on the financial statements, business, operations or compliance policies,

  - review earnings press releases of Global Alumina, if any,

  - discuss and advise management of the types of financial information and earnings guidance, if any, provided, and the types of presentations made, to analysts and rating agencies,

- establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters of Global Alumina, and for the confidential, anonymous submission by employees of Global Alumina of concerns regarding questionable accounting or auditing matters, and

- establish policies relating to the hiring by Global Alumina for partners and employees or former partners of employees of the present or former independent auditors of Global Alumina.

Resources/Delegation

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority and discretion to retain independent counsel, experts, advisors and/or consultants, as it deems necessary to carry out its duties and to set and pay compensation for any such advisors employed by the Committee. The duties and responsibilities of the Committee may be delegated to a subcommittee to the extent permissible under applicable laws and stock exchange requirements. The Committee shall have authority to inspect the books and records of Global Alumina and to discuss (independently of management of Global Alumina whenever requested) such books and records, and any matters relating to the financial position or condition of Global Alumina, with Global Alumina's independent or internal auditors.

Meetings

No business shall be transacted by the Committee except at a meeting of the members thereof at which a majority of the members are present or by a resolution in writing signed by all of the members of the Committee. The Committee shall meet separately at least quarterly with management, internal audit function personnel and the independent auditors. Any actions of the Committee may also be taken by unanimous written consent, except with respect to the mandatory meetings described above.

Committee Reports

The Committee shall produce and provide to the Board:

- reports or other information required to be prepared under applicable laws and stock exchange requirements,

- an annual performance evaluation of the Committee, and a summary of the actions taken at each Committee meeting.


RECEIVED
2006 MAY 17 A 10:41


Global
Alumina

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MONDAY, MAY 8, 2006

MANAGEMENT PROXY CIRCULAR


Global
Alumina

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the ''Meeting'') of shareholders of Global Alumina Corporation (the ''Corporation'') will be held at the King Edward Hotel, 37 King Street East, Toronto, Ontario, on Monday, May 8, 2006 for the following purposes:

1. to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2005, together with the report of the auditors thereon;
2. to elect directors for the ensuing year;
3. to appoint auditors for the ensuing year and authorize the directors to fix the auditors' remuneration;
4. to amend the articles of the Corporation, by special resolution, to restrict the business of the Corporation to the refining of bauxite in Guinea and activities ancillary thereto; and
5. to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

Full particulars of the foregoing matters are set forth in the accompanying management information circular and proxy statement (the ''Circular''). A copy of the consolidated financial statements of the Corporation as at and for the year ended December 31, 2005, together with the report of the auditors thereon, and the management's discussion and analysis applicable thereto also accompanies this notice.

Pursuant to Section 131 of the *Business Corporations Act* (New Brunswick) (the ''NBBCA''), a registered shareholder is entitled to dissent in respect of the special resolution described in (4) above and in the Circular. If the amendment to the articles contemplated by such special resolution is completed, dissenting shareholders who have complied with the dissent procedures under Section 131 of the NBBCA are entitled to be paid the fair value of their common shares. This right is summarized in Exhibit B to the Circular and Section 131 of the NBBCA is reproduced in Exhibit C to the Circular. Failure to strictly comply with the requirements set out in Section 131 of the NBBCA may result in the loss of any right to dissent.

Shareholders are invited to attend the meeting. Shareholders are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof, in the envelope provided for that purpose, whether or not they are able to attend personally. Only shareholders of record at the close of business on March 20, 2006 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than ten days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

DATED at New York, New York this 21st day of March, 2006.

By Order of the Board of Directors

(Signed) BRUCE J. WROBEL
Chairman and Chief Executive Officer


Global
Alumina

GLOBAL ALUMINA CORPORATION

Registered Office:
44 Chipman Hill, Suite 1000
Saint John, NB E2L 4S6

Administrative Office:
245 Park Avenue, 38th Floor
New York, New York 10167

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

SOLICITATION OF PROXIES

This Management Information Circular and Proxy Statement (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of management of Global Alumina Corporation (the "Corporation" or "Global Alumina") for use at the annual and special meeting (the "Meeting") of shareholders of the Corporation to be held at 9:30 a.m. (Toronto time) on May 8, 2006 at the King Edward Hotel, 37 King Street East, Toronto, Ontario, or any postponement(s) or adjournment(s) thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders (the "Notice"). Except as otherwise stated, the information contained herein is given as of March 21, 2006 and all dollar amounts are stated in United States dollars.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation and will represent management of the Corporation at the Meeting. **A shareholder has the right to appoint a person or company (who need not be a shareholder), other than the persons designated in the accompanying form of proxy, to represent the shareholder at the Meeting. Such right may be exercised by inserting the name of such person or company in the blank space provided in such form of proxy and striking out the other names.** A form of proxy will not be valid unless it is completed and returned as set out below at least 24 hours, excluding Saturdays and holidays, prior to the commencement of the Meeting.

The accompanying form of proxy confers discretionary authority upon the proxy nominees in respect of amendments or variations to matters identified in the notice of meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

As of the date of this Circular, management of the Corporation was not aware of any such amendments or other matters to come before the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of the management nominees will be voted on such matters in accordance with the best judgment of the proxy nominees.

DEPOSIT OF PROXIES

To be effective, proxies must be deposited with Computershare Trust Company of Canada ("Computershare"), the registrar and transfer agent of the Corporation, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 not later than 9:30 a.m. on May 5, 2006 or at least 24 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof at which the proxy is to be used.

REVOCATION OF PROXIES

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke the proxy by filing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney of such corporation, and deposited at the office of Computershare shown above at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, prior to being voted at the Meeting or any adjournment or postponement thereof. The execution of a proxy will not affect a shareholder's right to attend the Meeting and vote in person.

DISCRETIONARY AUTHORITY AND VOTING OF PROXIES

On any ballot that may be called for, the common shares represented by proxies in favour of the persons named by management will be voted for, against or withheld from voting on, the matters identified in the form of proxy, in each case in accordance with the instructions of the shareholder. **In the absence of any instructions on the form of proxy, the persons named in the enclosed form of proxy intend to vote the common shares represented by proxies: (i) for the election of management's nominees as directors; (ii) for the appointment of management's nominees as the auditors and the authorization of the directors to fix the remuneration of the auditors; (iii) to approve the amendment of the articles of the Corporation to restrict the business of the Corporation to the refining of bauxite in Guinea and activities ancillary thereto; and (iv) in accordance with management's recommendations with respect to amendments or variations of the matters set out in the Notice or any other matters which may come before the Meeting. The proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of the matters set out in the Notice or any other matters that may properly come before the Meeting.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The record date (the "Record Date") for the determination of shareholders entitled to receive notice of and vote at the Meeting has been fixed as March 20, 2006.

As of the date of this Circular, 199,847,145 common shares (each a "Share") of the Corporation are issued and outstanding. Unless otherwise specified, each Share carries the right of one vote and all Shares may be voted at the Meeting. Unless otherwise specified, the affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

In accordance with the provisions of the *Business Corporations Act* (New Brunswick) (the "NBBCA"), the Corporation will prepare a list of holders of Shares on the Record Date. Each holder of common shares named in the list will be entitled to vote the Shares shown opposite his name on the list at the Meeting, except to the extent that:

(a) the shareholder has transferred any of his common shares after the Record Date; and

(b) the transferee of those Shares produces certificates in his or her name or properly endorsed certificates evidencing the Shares or otherwise establishes that he or she owns such Shares and demands, not later than ten days before the Meeting commences, that his or her name be included in the list, in which case the transferee is entitled to vote his Shares at the Meeting.

As at the date hereof, to the knowledge of the directors and senior officers of the Corporation, the following is a complete listing of persons or corporations who beneficially own or exercise control or direction over Shares of the Corporation carrying more than 10% of the votes attached to Shares of the Corporation:

Name of Beneficial Owner	Type of Ownership	Number of Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Emirates International Investment Company LLC ("EIIC")	Direct	25,000,000	12.51%	12.51%	12.51%
IDB Infrastructure Fund L.P. ("IDBIF")	Direct	22,222,222	11.12%	11.12%	11.12%

MATTERS FOR CONSIDERATION OF SHAREHOLDERS

Consolidated Financial Statements and Auditor's Report

Pursuant to the provisions of the NBBCA and the Corporation's by-laws, the directors of the Corporation will place before the shareholders at the Meeting the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2005 and the auditors' report thereon.

No vote by the shareholders with respect to this matter is required.

Election of Directors

Action is to be taken at the Meeting with respect to the election of directors. The board of directors of the Corporation (the "Board of Directors") presently consists of seven members. The terms of each of the current directors will expire as of the date of the Meeting. It is proposed that at the Meeting the Board of Directors will be expanded to nine members and the persons listed below will be nominated by management of the Corporation for election as directors of the Corporation. Each director elected will hold office until the next annual meeting of Shareholders, or until his successor is duly elected or appointed, unless his office is vacated earlier in accordance with the Corporation's by-laws.

The following information relating to the nominees as directors is based on information received by the Corporation from the nominees and sets forth the name and address of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Corporation held by him, the year in which he was first elected a director and the number of securities of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him as of March 21, 2006.

Name and Address of Nominee	Position Presently Held	Principal Occupation	Director Since	Shares	Options
DR. ABDULMANNAN ABDULRAHMAN ALAWAR[1] .... Dubai, UAE	N/A	Chief Risk Officer, Dubai Aluminium Company Limited ("DUBAL"), 2005 to present; Director General, National Human Resources Development & Employment Authority, UAE, 2003 to 2005; Consultant and Acting Director, UAE Offsets Group, 2001 to 2003	Proposed	0	0
MICHAEL J. CELLA ...... Wilton, Connecticut	Director, Senior Vice President, Chief Financial Officer and Secretary	Director, Senior Vice President, Chief Financial Officer and Secretary of the Corporation	2004	730,000[2]	400,000
BERNARD COUSINEAU[3] .. Westmount, Quebec	Director, President and Chief Operating Officer	Director, President and Chief Operating Officer of the Corporation; Director and Vice President of Aluminpro Aluminium Industry Professionals Inc. ("Aluminpro")	2004	50,000	150,000

Name and Address of Nominee	Position Presently Held	Principal Occupation	Director Since	Shares	Options
MEHDI DAZI[4] .... Abu Dhabi, UAE	N/A	Chief Executive Officer, Investments, EIIC, 2006 to present; Managing Director (Mena Fund), Emerging Market Partnership, 2004 to 2005; Consultant, Dubai Bank, 2004 to 2005; Director, Estithmaar Ventures, JV Deutsche Bank and TIO, 2002 to 2003; Chief Executive Officer, Founoon Holdings, 2001	Proposed	0	0
AHMED M. FIKREE[5] .... Dubai, UAE	Director	Director, Commercial and Corporate Development, DUBAL, 2005 to present; General Manager, Marketing and Sales, DUBAL, 2001 to 2005	2005	0	0
ALAN J. GAYER[6] .... Toronto, Ontario	Director	Independent management consultant and private equity investor	2004	1,463,300	20,000
KARIM L. KARJIAN[7] .... London, United Kingdom	Director	Chairman and Managing Director of BusinessCom Europe Ltd.; Director and Chief Executive Officer of Karalco Resources Ltd. (''Karalco''), an international development and consulting company	2004	4,400,000[8]	0
DAVID SURATGAR[9] ..... London, United Kingdom	Director	Independent financial and legal advisor; Member of the Board of BMCE Bank; Chairman of the Advisory Board of Taylor-DeJongh Inc.; Chairman of Fortune Funds Limited	2005	0	20,000
BRUCE J. WROBEL ...... Brooklyn, New York	Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of the Corporation; Chief Executive Officer of Sithe Global Power, LLC	2004	16,847,000[10]	0

Notes:

(1) Pursuant to the terms of a subscription agreement dated August 10, 2005 between the Corporation and DUBAL (the ''DUBAL Subscription Agreement''), following the completion of DUBAL's estimated $180 million additional subscription, DUBAL will have the right to nominate 25% of the Board of Directors (two directors based on a Board size of nine members). See Item 6(a) of Exhibit D below for a description of DUBAL's nomination rights. DUBAL currently has a right to nominate one director under the terms of the DUBAL Subscription Agreement and has nominated Mr. Fikree for this position. The Corporation anticipates that DUBAL's right to nominate a second director will become effective prior to the 2007 annual general meeting of the shareholders of the Corporation. In anticipation of this right becoming effective, the Corporation has proposed Dr. Alawar as a nominee for election at the Meeting. Upon DUBAL's right to the second nominee becoming effective, Dr. Alawar will be deemed to be DUBAL's second nominee for purposes of the DUBAL Subscription Agreement.

(2) Mr. Cella directly owns 5,000 Shares registered in his name. Mr. Cella indirectly owns 725,000 Shares, all of which are held in the name of WCF Holdings LLC, a corporation wholly-owned by Mr. Cella.

(3) Prior to the completion of the Arrangement, Mr. Cousineau was a self-employed management consultant working with Aluminpro. On July 9, 2004, Global Alumina acquired all of the outstanding share capital of Aluminpro. Mr Cousineau was paid an aggregate of $50,000 and 50,000 units of Global Alumina in payment for the sale of his interest in Aluminpro to Global Alumina. Each unit was composed of one Share and one-half of a Warrant. Each full Warrant entitles the holder to one Share at an exercise price of $1.50. Since July 19, 2004, Mr. Cousineau has not exercised any Warrants.

(4) Nominee of EIIC, pursuant to the terms of a subscription agreement dated August 16, 2005 between the Corporation and EIIC, as amended by an agreement dated September 26, 2005 (together, the ''EIIC Subscription Agreement'').

(5) Member of the Audit Committee as of November 8, 2005. Mr. Fikree is a nominee of DUBAL, pursuant to the terms of the DUBAL Subscription Agreement.

(6) Chairman of the Audit Committee and Member of the Compensation and Nominating and Corporate Governance Committees.

(7) Chairman of the Nominating and Corporate Governance Committee.

(8) Mr. Karjian indirectly controls 4,400,000 Shares, 1,200,000 of which are held in the name of Karalco, 1,600,000 of which are held in the name of Urquin Finance Ltd. and 1,600,000 of which are held in the name of Zefan Ltd. Each of Karalco, Urquin Finance Ltd. and Zefan Ltd. are controlled by Mr. Karjian.

(9) Chairman of the Compensation Committee and member of the Audit and Nominating and Corporate Governance Committees as of March 10, 2005.

(10) Mr. Wrobel directly owns 4,027,000 Shares in his name. Mr. Wrobel indirectly controls 12,820,000, all of which are held in the name of Herakles Capital Corp. (''Herakles''), a corporation wholly-owned by Mr. Wrobel.

Masumi Kakinoki, the nominee to the Board of Directors of Marubeni Europower Ltd., resigned from the Board as of October 31, 2005. The remaining directors appointed Mr. Fikree to fill the vacancy created by Mr. Kakinoki's resignation until the Meeting.

Under cumulative voting, applicable to the Corporation as provided in the NBBCA, each holder of Shares entitled to vote for the election of directors may cast a number of votes equal to the number of votes attached to the Shares held by that shareholder multiplied by the number of directors to be elected, and the shareholder may cast all votes in favour of one candidate or distribute them among the candidates in any manner.

Where a shareholder has voted for more than one candidate without specifying the distribution of votes among candidates, the shareholder will be deemed to have divided the votes equally among the candidates for whom the shareholder voted.

On any ballot that may be called for the election of directors, the persons named in the enclosed form of proxy intend to cast the votes to which the Shares represented by such proxy are entitled equally among all the proposed nominees whose names are set forth above, except those, if any, excluded by the shareholder in the proxy, or unless the shareholder has indicated that the votes are to be distributed otherwise than equally among the nominees, or unless the shareholder who has given the proxy has directed that the Shares be withheld from voting in the election of directors. If a shareholder desires to distribute votes otherwise than equally among the nominees for whom the shareholder has directed persons in the enclosed form of proxy to vote, the shareholder must indicate in the space provided in the proxy the number of votes, if any, which are to be voted in favour of each nominee.

IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE ''FOR'' THE ELECTION TO THE BOARD OF DIRECTORS OF THE PERSONS REFERRED TO ABOVE UNLESS OTHERWISE DIRECTED. EXCEPT AS REFERRED TO ABOVE, MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. HOWEVER, IF FOR ANY REASON ANY OF THE PROPOSED NOMINEES DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, RESERVE THE RIGHT TO VOTE FOR ANY OTHER NOMINEE IN THEIR SOLE DISCRETION.

Appointment of Auditors

It is proposed that PricewaterhouseCoopers LLP (''PwC'') be appointed as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. The Audit Committee of the Board of Directors will negotiate with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Previously, such fees have been based upon the complexity of the matters dealt with and the time expended by the auditors in providing services to the Corporation. The Corporation believes that the fees negotiated in the past with the auditors of the Corporation have been reasonable and would be comparable to fees charged by other auditors providing similar services.

It is intended that, on any ballot that may be called for relating to the appointment of auditors, the Shares represented by proxies in favour of management nominees will be voted in favour of the appointment of PwC as auditors of the Corporation to hold office until the next annual meeting of shareholders, and authorizing the Board of Directors to fix the remuneration to be paid to the auditors, unless authority to do so is withheld. PwC were first appointed as auditors of the Corporation on May 7, 2004 at the annual and special meeting of the shareholders of PL Internet Inc. (''PLI''), the Corporation's predecessor by arrangement, prior to the reverse takeover of PLI by GAPCO

(Guinea Aluminum Products Corporation) Ltd. (''GAPCO'') on May 25, 2004 (the ''Arrangement''). For additional information concerning the Arrangement see the information circular of PLI dated April 2, 2004 available through the System for Electronic Document Analysis and Retrieval (''SEDAR'') at *www.sedar.com.*

Amendment to Articles

It is proposed that following the conclusion of the Meeting, the Corporation will amend its articles to restrict the business of the Corporation to:

(a) the ownership, development, construction, operation, maintenance and expansion, directly or through one or more subsidiaries, of

  (i) bauxite mines in the Republic of Guinea;

  (ii) an alumina refinery in the Prefecture of Boké, Republic of Guinea;

  (iii) any other alumina refinery located in the Republic of Guinea; and

  (iv) roads, railroads, port facilities and other infrastructure that is associated with the operation of any such mines and refineries; and

(b) other related business activities reasonably determined by the Board of Directors of the Corporation to be necessary or complementary in connection therewith (including the ownership by the Corporation of Aluminpro Aluminium Industry Professionals Inc.).

Pursuant to the terms of the DUBAL Subscription Agreement, the completion of DUBAL's estimated $180 million investment in the Corporation is subject to certain conditions, including that the Corporation restrict its business in the manner contemplated by the proposed amendment to the Corporation's articles. The directors of the Corporation believe that such amendment is in the best interests of the Corporation as it would facilitate the completion of the transaction contemplated in the DUBAL Subscription Agreement. A copy of the DUBAL Subscription Agreement is available under the Corporation's profile at *www.sedar.com.*

Accordingly, shareholders will be asked at the Meeting to consider, and if thought advisable, to approve the resolution (the ''Special Resolution'') authorizing the amendment of the Corporation's articles to restrict the business of the Corporation in the manner referred to above. A draft of the Special Resolution is attached hereto as Exhibit A. In order for the Corporation to proceed with such amendment, the Special Resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast in respect thereof, in person or by proxy, by shareholders at the Meeting.

Under the provisions of Section 131 of the NBBCA, a registered Shareholder is entitled to send to the Corporation a written objection to the Special Resolution in respect of approval of the amendment to the articles. In addition to any other right a shareholder may have, when the amendment becomes effective, a registered shareholder who complies with the dissent procedure under Section 131 of the NBBCA is entitled to be paid the fair value of the Shares held by him or her in respect of which he or she dissents, determined as at the close of business on the day before the Special Resolution is adopted (but in determining the fair value of the Shares, any change in value reasonably attributable to the anticipated adoption of the Special Resolution will be excluded). If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to a dissenting shareholder for his or her Shares. **A registered shareholder may only exercise the right to dissent under Section 131 of the NBBCA in respect of Shares which are held on behalf of any one beneficial owner and are registered in that shareholder's name.**

A non-registered shareholder who wishes to exercise the right to dissent should immediately contact the intermediary with whom the non-registered shareholder deals in respect of the Shares and either: (i) instruct the intermediary to exercise the right to dissent on the shareholder's behalf (which, if the Shares are registered in the name of The Canadian Depository for Securities Limited or other clearing agency, would require that the Shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the Shares in the name of the non-registered shareholder, in which case the non-registered shareholder would have to exercise the right to dissent directly.

The dissent procedure provided by Section 131 of the NBBCA is summarized in Exhibit B hereto and the text of Section 131 of the NBBCA is reproduced in Exhibit C hereto. Shareholders who may wish to dissent should seek legal advice, as failure to comply with the strict requirements set out in Section 131 of the NBBCA may result in the loss or unavailability of any right to dissent.

The completion of DUBAL's investment is also conditional on:

(a) the Corporation obtaining conditional commitments or other evidence of agreement in principle from Project lenders of their intent to provide the necessary debt financing for completion of the development, construction and operation of the Corporation's alumina refinery and all infrastructure ancillary thereto (including the proposed bauxite mine and port, railway and road infrastructure) (collectively, the "Project"); and

(b) the Corporation raising by way of issuance of equity securities (including convertible debt) a cumulative amount of equity sufficient to satisfy the requirement of the Project lenders for equity capital (the "Project Equity Raise").

As at the date hereof, the Project lenders have not yet been identified and the amount required for the Project Equity Raise has not been determined.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

In May 2004, the Corporation adopted a stock option plan (the "Plan") which provides employees, directors, officers and consultants of the Corporation with the opportunity to acquire Shares of the Corporation through the exercise of options. Ten million Shares have been reserved for issuance under the Plan. Options granted under the Plan are limited to a term of ten years. A total of 1,035,000 options were granted during 2004 pursuant to the terms of the Plan.

On March 10, 2005, a total of 752,000 (net of cancellation) options were granted with an exercise price of $2.50, a vesting period over three years and a maximum term of 5 years. On July 25, 2005, a total of 483,500 options were granted with an exercise price of $1.40, a vesting period over three years and a maximum term of five years. Also on July 25, 2005, 70,000 options previously granted to an individual on March 10, 2005 were cancelled. On November 8, 2005, a total of 75,000 options were granted with an exercise price of $1.57, a vesting period over three years and a maximum term of five years. A total of 1,310,500 options were granted during 2005.

On March 7, 2006, a total of 45,000 Options were granted with an exercise price of $1.75, a vesting period over three years and a maximum term of 5 years.

Equity Compensation Plan Information Table

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance
Stock Option Plan	2,390,500	$1.80	7,609,500

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth the compensation of the Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO") of Global Alumina and the three other most highly compensated executive officer of the Corporation and its subsidiaries (collectively, the "Named Executive Officers") for the most recently completed financial year of the Corporation as compared with the two preceding financial years of the Corporation and GAPCO, the Corporation's predecessor by arrangement, current subsidiary and the corporation with which certain of the current Named Executive Officers were previously employed.

Summary Compensation Table

		Annual Compensation			Long-term Compensation Awards		
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted	Shares Subject to Resale Restriction	All Other Compensation
		($)	($)	($)	(#)	(#)	($)
BRUCE J. WROBEL[1]	2005	200,000	nil	nil	nil	nil	nil
Chairman and	2004	166,665	nil	nil	nil	nil	nil
Chief Executive Officer	2003	nil	nil	nil	nil	nil	nil
MICHAEL J. CELLA[1]	2005	300,000	10,000	nil	150,000	nil	nil
Senior Vice President,	2004	125,000	nil	nil	250,000	nil	nil
Chief Financial Officer and Secretary	2003	nil	75,000	nil	nil	nil	nil
BERNARD COUSINEAU[2]	2005	203,280	nil	nil	75,000	nil	nil
President and Chief	2004	178,200	nil	nil	75,000	nil	nil
Operating Officer	2003	N/A	N/A	N/A	N/A	N/A	N/A
GRAHAM MORREY[3]	2005	175,000	10,000	nil	75,000	nil	nil
Senior Vice President,	2004	193,749	nil	nil	100,000	nil	nil
Strategic Planner	2003	N/A	N/A	N/A	N/A	N/A	N/A
ANTHONY McCABE[4]	2005	325,000	10,000	nil	75,000	nil	nil
Senior Vice President	2004	58,333	nil	nil	100,000	nil	nil
and Project Director	2003	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1) Prior to the completion of the Arrangement, Mr. Wrobel held the position of Chairman, President and Chief Executive Officer of GAPCO and Mr. Cella held the position of Senior Vice President, Finance, Chief Financial Officer and Secretary of GAPCO. Salary paid to each of Mr. Wrobel and Mr. Cella in 2004 was paid by Herakles under a services agreement between the Corporation and Herakles. Herakles was reimbursed for the salaries at cost. Please refer to the discussion of the Herakles contract under "– Management Contracts" below.

(2) Prior to the completion of the Arrangement, Mr. Cousineau was a self-employed management consultant working with Aluminpro. On July 19, 2004, the Corporation acquired all of the outstanding share capital of Aluminpro. Mr. Cousineau was paid an aggregate of $50,000 and 50,000 Units in payment for the sale of his interest in Aluminpro to the Corporation. This payment was solely in connection with the purchase of Aluminpro by the Corporation and did not relate to Mr. Cousineau's role as a director and officer of the Corporation. A similar payment was received by each former shareholder of Aluminpro in connection with the purchase. For more information on the purchase of Aluminpro by the Corporation, see the Corporation's annual information form to be filed on or before March 31, 2006, which will be available through SEDAR at *www.sedar.com.* A portion of Mr. Cousineau's salary is payable pursuant to a consulting contract entered into between Mr. Cousineau and the Corporation in connection with the sale of his interest in Aluminpro to the Corporation. See "– Management Contracts" below.

(3) Mr. Morrey was appointed Senior Vice President, Strategic Planning the Corporation as of October, 2004. In 2004, Mr. Morrey received an advance payment of $150,000 against a 24-month guaranteed salary.

(4) Mr. McCabe was appointed Senior Vice President and Project Director of the Corporation as of September, 2004. Mr. McCabe elected to defer payment of the $58,333 of salary earned in 2004 until 2005. In 2005, Mr. McCabe also received an advance payment of $150,000 against a 24-month guaranteed salary.

Incentive Plans

The following sets forth individual grants of stock options made to the Named Executive Officers during the fiscal year ended December 31, 2005.

Option Grants During the Fiscal Year Ended December 31, 2005

Name	Securities Under Options Granted(#)	% of Total Options Granted in Financial Year	Exercise or Base Price ($/Share)	Market Value of Securities Underlying Option on the Date of Grant ($/Share)	Expiration Date
BRUCE J. WROBEL	N/A	N/A	N/A	N/A	N/A
MICHAEL J. CELLA	100,000	7.63	2.50	2.50	March 10, 2010
	50,000	3.82	1.40	1.40	July 25, 2010
BERNARD COUSINEAU	50,000	3.82	2.50	2.50	March 10, 2010
	25,000	1.91	1.40	1.40	July 25, 2010
GRAHAM MORREY	50,00	3.82	2.50	2.50	March 10, 2010
	25,000	1.91	1.40	1.40	July 25, 2010
ANTHONY MCCABE	50,000	3.82	2.50	2.50	March 10, 2010
	25,000	1.91	1.40	1.40	July 25, 2010

No Named Executive Officer exercised any options during the financial year ended December 31, 2005.

Pension Plans

The Corporation has not established a pension plan in which any of the Named Executive Officers participate.

Employment Agreements

Neither the Corporation nor any of its subsidiaries have entered into any employment agreement with any Named Executive Officer or any compensation plan or arrangement with respect to a named executive officer in respect of the resignation, retirement or any other termination of employment of the officer's employment or in relation to a change in control of the Corporation or any of its subsidiaries.

Report on Executive Compensation

Composition of the Compensation Committee

During the fiscal year ended December 31, 2005, the Compensation Committee consisted of two independent directors (Messrs. Gayer and Suratgar). Mr. Kakinoki, former chairman of the committee, resigned as of October 31, 2005. Mr. Suratgar is currently acting as chairman of the committee.

It is the responsibility of the Compensation Committee to make recommendations to the Board of Directors regarding the compensation of members of the Board of Directors, the CEO, the other senior executives and other employees of the Corporation. The mandate of the Compensation Committee includes the following:

- Recommend to the Board of Directors and oversee the development and implementation of compensation levels, equity-based compensation plans and incentive compensation plans and guidelines for the Corporation's employees;
- Recommend to the Board of Directors the corporate goals and objectives relevant to the CEO's compensation, evaluate the performance of the CEO in light of those goals and objectives and set the CEO's compensation level based on this evaluation;
- Review and recommend to the Board of Directors the adequacy and form of compensation levels, programs and guidelines applicable to senior management;
- In consultation with senior management, oversee regulatory compliance with respect to all compensation programs and review executive compensation disclosure; and

- Recommend to the Board of Directors the appropriate guidelines for any severance or similar termination agreements or payments to senior management.

During the fiscal year ended December 31, 2005, the Compensation Committee met once.

Components of Compensation

The principal components in the overall compensation of senior executives currently consist of a base salary and participation in the Corporation's stock option plan and may or may not include the payment of a bonus based on performance of the individual (as evaluated by the Compensation Committee or the full Board of Directors). Base salary is generally the principal component of an executive officer's compensation package, with the stock option plan providing long-term incentives. In accordance with the compensation strategy of the Corporation, grants of stock options for executive officers are primarily performance-based. Grants of stock options also take into account the executive officer's level of responsibility within the Corporation, and the number and exercise price of options previously issued to a particular executive officer.

Chief Executive Officer

For the fiscal year ended December 31, 2005, the compensation package of the CEO was reviewed and approved by the Board of Directors. The Nominating and Corporate Governance Committee, together with the CEO, are currently in the process of developing a position description for the CEO. It is anticipated that for the 2006 fiscal year, the compensation package of the Chief Executive Officer will be approved by the Board of Directors, based upon the recommendations of the Compensation Committee, which will in turn be based on the position description developed by the Nominating and Corporate Governance Committee together with the CEO.

The CEO's compensation package for the fiscal year ended December 31, 2005 consisted of a base salary as described above.

Mr. Wrobel holds 8.42% of the outstanding Shares of the Corporation, either directly or indirectly through intermediaries, making Mr. Wrobel the Corporation's largest individual shareholder. Mr. Wrobel and the Board of Directors each consider Mr. Wrobel's substantial equity holding in the Corporation as sufficient to align his interests with that of the other shareholders of the Corporation. Because of Mr. Wrobel's equity interest and the nature of the Corporation as a development stage company, Mr. Wrobel's compensation for his role as CEO has not traditionally been arrived at through reference to a comparator group of development stage industry and resource companies.

Mr. Wrobel is an eligible participant under the Corporation's stock option plan. Mr. Wrobel declined to receive any options under the stock option plan when such options were allotted to directors and management during 2005 due to his existing substantial holding of Shares.

In summary, for the fiscal year ended December 31, 2005, Mr. Wrobel received annual compensation of $200,000 and no bonus or stock option grant.

Compensation of Directors

The non-independent directors of the Corporation, and directors who are nominees of shareholders, were not compensated by the Corporation or its subsidiaries for services rendered as directors or for committee participation or involvement in special assignments. On July 25, 2005, the Corporation adopted a compensation policy for independent directors who are not nominees of a shareholder or consultants to the Corporation. Under this policy, independent directors are entitled to receive a one-time grant of 20,000 options and quarterly payments in the amount of $5,000 (so long as such director attended at least one meeting of the Board of Directors during that quarter). Currently, Messrs. Gayer and Suratgar are the only directors eligible for compensation as independent directors. On July 25, 2005, Messrs. Gayer and Suratgar were each awarded 20,000 options. During the 2005 fiscal year, Mr. Gayer received total payments in the amount of $10,000 in respect of his role as a director and Mr. Suratgar received total payments in the amount of $10,000 in respect of his role as a director.

See "– Management Contracts" below.

Management Contracts

Mr. Cousineau and Karalco, an affiliated entity of Mr. Karjian, were compensated for consulting and advisory services related to the management of the Corporation.

Mr. Cousineau, Director, President and Chief Operating Officer of Global Alumina, is a party to a consulting agreement with the Corporation (an ''Aluminpro Consulting Agreement'') entered into in connection with the purchase of Aluminpro by the Corporation in July of 2004. Mr. Cousineau is a former shareholder of Aluminpro. Under Mr. Cousineau's Aluminpro Consulting Agreement, he has agreed, among other things, to act as President of Global Alumina and Vice President of Aluminpro for a monthly retainer of $16,940. During 2005 and 2004, Global Alumina paid Mr. Cousineau $203,280 and $101,640, respectively, in connection with his Aluminpro Consulting Agreement.

Mr. Karjian is Director and Chief Executive Officer of Karalco, a company whose principal office is located in London, England and which provides the Corporation with advisory services relating to Guinea and the negotiation and implementation of the Basic Agreement, as well as strategic industry advisory services, including negotiations of alumina off-take and strategic partnering. The Corporation has agreed to pay Karalco a monthly retainer for professional services regarding development activities with respect to the Project. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Corporation. The monthly retainer payable by the Corporation to Karalco is $60,000. Between October of 2004 and February of 2005, the Corporation and Karalco discussed and agreed to an incentive based compensation arrangement in addition to the monthly payments of $60,000. Payments made to Karalco under this incentive structure are based on the achievement of specific goals, including: the ratification by the National Assembly of the Basic Agreement; the promulgation of the subsequent decree by the President of Guinea; the entering into of a cooperation agreement among Global Alumina, the Government of Guinea and Compaigne des Bauxite des Guinée in respect of the use of common rail and port facilities; and such other events as will be agreed to by the Corporation and Karalco. The total payments with respect to the monthly retainer for the years ended December 31, 2005 and 2004 were $970,000 and $585,000, respectively, including the incentive based compensation in connection with the ratification of the Basic Agreement and promulgation of the Presidential decree. In addition, an amount of $300,000 was paid to Karalco as reimbursement of incidental out-of-pocket expenses incurred by Karalco in the course of providing the consulting services.

Affiliated entities of Mr. Wrobel are reimbursed at cost for the provision of personnel, professional services and occupancy expenses.

Prior to 2006, Global Alumina had an agreement with Herakles, a company whose principal office is in New York and which is one of the Corporation's shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. Herakles is controlled by Mr. Wrobel, Global Alumina's CEO and a shareholder of Global Alumina. Herakles was reimbursed at cost for all professional services rendered by employees of, and consultants retained by, Herakles. The total payments for the years ended December 31, 2005 and 2004 amounted to approximately $1,181,000 and $543,000, respectively. Effective January 1, 2006, the agreement with Herakles covers solely the professional services of Mr. Wrobel.

Global Alumina also reimbursed Herakles for occupancy expenses. Occupancy expenses for the years ended December 31, 2005 and 2004 were approximately $215,000 and $86,000, respectively. This arrangement terminated when Global Alumina moved in December, 2005 to new offices, which are shared with Sithe Global Power, LLC (''Sithe Global''). Sithe Global reimburses Global Alumina for its pro rata share of occupancy expenses. Occupancy costs paid by Sithe Global to Global Alumina amounted to $95,825 and $nil for the years ended December 31, 2005 and 2004, respectively.

Mr. Wrobel is also the Chief Executive Officer of Sithe Global, a company whose principal office is in New York and which has provided and continues to provide professional services to the Corporation through employees of, and consultants retained by, Sithe Global. Sithe Global is reimbursed at cost for all professional services rendered by employees of, and consultants retained by, Sithe Global. The total payments for the years ended December 31, 2005 and 2004 amounted to approximately $218,000 and $nil, respectively.

Prior to September 2004, Mr. Wrobel was the Chief Executive Officer of Sithe Energies, Inc. (''Sithe Energies''), which formerly provided professional services to the Corporation. Sithe Energies was reimbursed at cost for those services. The total payments for the years ended December 31, 2005 and 2004 were $nil and $140,000, respectively. In January, 2005, following a change of control at Sithe Energies, the relationship between Sithe Energies and the Corporation was terminated.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director and no executive or senior officer of the Corporation is currently indebted to the Corporation or any of its subsidiaries.

PERFORMANCE GRAPH

From the date of the completion of the Arrangement until June 15, 2004, the Shares of the Corporation were not listed for trading on a recognized stock exchange. From June 15, 2004 until the commencement of trading of the Shares on the TSX, the common shares of the Corporation were traded on the TSX Venture Exchange under the symbol "GPC.U". From February 16, 2005 to the present, the Shares of the Corporation have been traded on the TSX. On June 17, 2005, the Corporation's trading symbol on the TSX changed from "GPC.U" to "GLA.U".

The following graph compares the change in the cumulative total shareholder return over the 2005 fiscal year and the last three quarters of the fiscal year ended December 31, 2004 of a Cdn$100 investment in the Corporation's Shares with the cumulative total return of the S&P/TSX Composite Index for the comparable period. On December 30, 2005, the Shares closed at $1.71 (Cdn$1.99 based on the Bank of Canada noon exchange rate of 1.1659 on December 30, 2005) on the TSX. All dollar amounts used in the graph below are in Canadian dollars.

Global Alumina Stock Price vs. S&P/TSX Indices


140
130
120
110
100
90
80
70
60
50
40
30
100
101.92
103.84
111.30
116.15
120.31
134.30
138.15
100
73.14
55.59
62.50
64.36
40.69
43.88
52.93
June 15/04
June 30/04
Sept. 30/04
Dec. 31/04
Mar. 31/05
June 30/05
Sept. 30/05
Dec. 31/05
Global Alumina
S&P/TSX Composite Index

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Mr. Fikree is the Director, Commercial and Corporate Development, for DUBAL and Dr. Alawar is the Chief Risk Officer for DUBAL. On August 10, 2005, the Corporation entered into the DUBAL Subscription Agreement. On September 30, 2005, the Corporation fulfilled its initial subscription obligation under the agreement by closing a private placement to DUBAL of 10,000,000 Shares at $2.00 per Share for gross proceeds of $20 million. Under the terms of the DUBAL Subscription Agreement, DUBAL will make an additional investment in an undetermined number of Shares of the Corporation for an estimated aggregate amount of $180 million. The amendment of the articles of the Corporation to restrict the business of the Corporation, as described under "Matters for Consideration of Shareholders – Amendment to Articles", is one of the pre-conditions to the completion of the additional investment under the DUBAL Subscription Agreement.

OTHER MATTERS COMING BEFORE THE MEETING

Management knows of no other matters to come before the Meeting other than those referred to in the Notice. Should any other matters properly come before the Meeting, the Shares represented by proxy solicited hereby will be voted on such matters in accordance with the best judgement of the person voting such proxy.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Attached as Exhibit D is the information related to the Corporation's corporate governance practices required to be disclosed under Form 58-101F1 – Corporate Governance Disclosure to National Instrument 58-101 – *Disclosure of Corporate Governance Practices*.

AUDIT COMMITTEE INFORMATION

See the section entitled ''Audit Committee and Auditors'' in the Corporation's annual information form to be filed on or before March 31, 2006 for information on the Corporation's Audit Committee as required under Multilateral Instrument 52-110 – *Audit Committees*. A copy of the Corporation's annual information form will be available under the Corporation's profile at *www.sedar.com.*

AVAILABILITY OF CERTAIN DOCUMENTS

Additional documents and information regarding the Corporation are available through SEDAR. These documents can be accessed through the Internet at *www.sedar.com*. Financial information regarding the Corporation is contained in the Corporation's comparative financial statements and MD&A for its most recently completed financial year.

The Corporation will provide to any person, without charge, following a written or oral request to Michael J. Cella, 245 Park Avenue, 38th Floor, New York, New York, 10167 (telephone: 212-351-0000; fax: 212-351-0001), a copy of this Circular, the Corporation's annual report for the fiscal year ended December 31, 2005, any interim financial statements since December 31, 2005, and any other documents incorporated therein by reference.

Under National Instrument 51-102 – *Continuous Disclosure Obligations*, a registered holder or beneficial owner of securities of the Corporation who wishes to receive interim financial statements from the Corporation (and annual financial statements, in the case of beneficial owners) must deliver written request for such material to the Corporation. Shareholders who wish to receive interim financial statements (and annual financial statements, in the case of beneficial owners) are encouraged to send the enclosed request form, in the addressed envelope provided, to Computershare, as transfer agent. The Corporation will maintain a supplemental mailing list of persons and companies wishing to receive interim financial statements (and annual financial statements, in the case of beneficial owners).

DIRECTORS APPROVAL

The contents and the sending of this management information circular have been approved by the directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) BRUCE J. WROBEL
Chairman and
Chief Executive Officer

(Signed) MICHAEL J. CELLA
Senior Vice President,
Chief Financial Officer and Secretary

EXHIBIT A

SPECIAL RESOLUTION

Be it Resolved as a Special Resolution that:

1. The articles of the Corporation be amended to restrict the business to be carried out by the Corporation to:

   (a) the ownership, development, construction, operation, maintenance and expansion, directly or through one or more subsidiaries, of

      (i) bauxite mines in the Republic of Guinea;

      (ii) an alumina refinery in the Prefecture of Boké, Republic of Guinea;

      (iii) any other alumina refinery located in the Republic of Guinea; and

      (iv) roads, railroads, port facilities and other infrastructure that is associated with the operation of any such mines and refineries; and

   (b) other related business activities reasonably determined by the Board of Directors of the Corporation to be necessary or complementary in connection therewith (including the ownership by the Corporation of Aluminpro Aluminium Industry Professionals Inc.).

2. The Corporation be and is hereby authorized and directed to make application pursuant to the *Business Corporations Act* (New Brunswick) (the ''NBBCA'') for a Certificate of Amendment to give effect to this special resolution.

3. Any director or officer of the Corporation is authorized and directed, for and in the name of and on behalf of the Corporation, to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such further agreements, instruments, amendments, certificates and other documents, including without limitation, Articles of Amendment in the form prescribed by the NBBCA, and to do all such other acts or things as that director or officer may determine to be necessary or advisable to implement the foregoing special resolutions and the matters authorized thereby, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

4. Notwithstanding the foregoing, the Board of Directors of the Corporation be and is hereby authorized, in its sole discretion, to revoke this resolution without any further approval of the shareholders at any time prior to the issuance of a Certificate of Amendment under the NBBCA giving effect hereto.

EXHIBIT B

SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT

The procedure to be followed by a dissenting shareholder from the Special Resolution described in the Circular to which this summary is attached and who wishes to require the Corporation to acquire his or her Shares and pay him or her the fair value thereof, determined as of the close of business on the day before the Special Resolution is adopted, is set out in Section 131 of the NBBCA.

Section 131 provides that a shareholder may only make such a claim with respect to all the shares of a class held by him or her on behalf of any one beneficial owner and registered in the shareholder's name. **One consequence of this provision is that a shareholder may only exercise the right to dissent under Section 131 in respect of Shares which are registered in that shareholder's name.** In many cases, shares beneficially owned by a person (a ''Non-Registered Holder'') are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the Shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (''CDS'')) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under Section 131 directly (unless the Shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the Shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the Shares are registered in the name of CDS or other clearing agency, would require that the Shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the Shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

A dissenting shareholder must send to the Corporation a written objection to the Special Resolution (the ''Notice of Dissent'') at or before the time fixed for the Meeting at which the Special Resolution is to be voted on.

Within ten days after the adoption of the Special Resolution by the shareholders, the Corporation is required to notify in writing each dissenting shareholder that the Special Resolution has been adopted. A dissenting shareholder shall, within 20 days after he or she receives notice of adoption of the Special Resolution or, if he or she does not receive such notice, within 20 days after he or she learns that the Special Resolution has been adopted, send to the Corporation a written notice (the ''Demand for Payment'') containing his or her name and address, the number of Shares in respect of which he or she dissents, and a demand for payment of the fair value of such Shares. Within 30 days after sending his or her Demand for Payment, the dissenting shareholder shall send the Share certificates representing the Shares in respect of which he or she dissents to the Corporation or Computershare, its transfer agent. The Corporation or Computershare shall endorse on the Share certificates a notice that the holder thereof is a dissenting shareholder under Section 131 of the NBBCA and shall forthwith return the Share certificates to the dissenting shareholder. If a dissenting shareholder fails to send his or her Share certificates, he or she has no right to make a claim under Section 131 of the NBBCA.

After sending a Demand for Payment, a dissenting shareholder ceases to have any rights as a holder of the Shares in respect of which he has dissented other than the right to be paid the fair value of such Shares as determined under Section 131 of the NBBCA, unless: (i) the dissenting shareholder withdraws his or her Demand for Payment before the Corporation makes a written offer to pay (the ''Offer to Pay''); (ii) the Corporation fails to make a timely Offer to Pay to the dissenting shareholder and the dissenting shareholder withdraws his or her Demand for Payment; or (iii) the directors of the Corporation revoke the Special Resolution, in all of which cases the dissenting shareholder's rights as a shareholder are reinstated as of the date of the Demand for Payment.

Not later than 14 days after the later of the Effective Date and the day the Corporation receives the Demand for Payment, the Corporation shall send, to each dissenting shareholder who has sent a Demand for Payment, an Offer to Pay for the Shares of the dissenting shareholder in respect of which he or she has dissented in an amount considered by the directors of the Corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined or a notification that the Corporation is unable lawfully to pay dissenting shareholders for their Shares if the Corporation is, or after the payment, would be unable to pay its liabilities as they become due or the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities. Every Offer to

Pay made to dissenting shareholders for Shares shall be on the same terms. The amount specified in an Offer to Pay which has been accepted by a dissenting shareholder shall be paid by the Corporation within ten days of the acceptance, but an Offer to Pay lapses if the Corporation has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by the Corporation or if a dissenting shareholder fails to accept an Offer to Pay, the Corporation may, within 50 days after the Effective Date or within such further period as the Court of Queen's Bench of New Brunswick (the "Court") may allow, apply to the Court to fix a fair value for the Shares of any dissenting shareholder. If the Corporation fails to so apply to the court, a dissenting shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. If the Corporation fails to make an Offer to Pay, the costs of the dissenting shareholder's application are to be borne by the Corporation unless the Court orders otherwise.

Before making application to the Court or not later than seven days after receiving notice of an application to the Court by a dissenting Shareholder, the Corporation shall give to each dissenting shareholder who has sent to the Corporation a Demand for Payment and has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. A similar notice shall be given to each dissenting shareholder who, after the date of the first mentioned notice and before termination of the proceedings commenced by the application, sends the Corporation a Demand for Payment and does not accept an Offer to Pay, such notice to be sent within three days thereafter. All such dissenting shareholders shall be joined as parties to any such application to the Court to fix a fair value and shall be bound by the decision rendered by the Court in the proceedings commenced by such application. The Court is authorized to determine whether any other person is a dissenting shareholder who should be joined as a party to such application.

The Court shall fix a fair value for the Shares of all dissenting shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the Effective Date until the date of payment of the amount ordered by the Court. The final order of the Court in the proceedings commenced by an application by the Corporation or a dissenting shareholder shall be rendered against the Corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, sends the Corporation a Demand for Payment and does not accept an Offer to Pay.

If the Corporation is unable lawfully to pay dissenting shareholders for their Shares, the Corporation must so notify each dissenting shareholder within ten days after the final order of the Court. Within 30 days of receiving such notice, a dissenting shareholder may, by written notice delivered to the Corporation, (i) withdraw his or her Notice of Dissent and be reinstated to his or her full rights as a shareholder, or (ii) retain a status as a claimant against the Corporation, to be paid as soon as the Corporation is lawfully able to do so or to rank as a creditor in a liquidation.

The above is only a summary of the dissenting shareholder provisions of the NBBCA, which are technical and complex. The full text is attached as Appendix C to this Circular. It is suggested that shareholders wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the NBBCA may result in the loss or unavailability of the right to dissent.

EXHIBIT C

SECTION 131 OF THE BUSINESS CORPORATIONS ACT (NEW BRUNSWICK)

131(1) Subject to sections 132 and 166, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 128(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 113 to add, change or remove restrictions on the transfer of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 113 to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

(c) amend its articles under section 113 to provide that meetings of the shareholders may be held outside New Brunswick at one or more specified places;

(d) amalgamate with another corporation, otherwise than under section 123;

(e) be continued under the laws of another jurisdiction under section 127; or

(f) sell, lease or exchange all or substantially all its property under subsection 130(1).

131(2) A holder of shares of any class or series of shares entitled to vote under section 115 may dissent if the corporation resolves to amend its articles in a manner described in that section.

131(3) In addition to any other right he may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which he dissents becomes effective, or an order is made under subsection 128(5), to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the day before the resolution is adopted or an order is made, but in determining the fair value of the shares any change in value reasonably attributable to the anticipated adoption of the resolution shall be excluded.

131(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

131(5) A dissenting shareholder shall send to the registered office of the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of his right to dissent.

131(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has sent the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn his objection.

131(7) A dissenting shareholder shall, within twenty days after he receives a notice under subsection (6), or, if he does not receive such notice, within twenty days after he learns that the resolution has been adopted, send to the corporation a written notice containing

(a) his name and address;

(b) the number and class of shares in respect of which he dissents; and

(c) a demand for payment of the fair value of such shares.

131(8) Not later than the thirtieth day after the sending of a notice under subsection (7), a dissenting shareholder shall send the certificates representing the shares in respect of which he dissents to the corporation or its transfer agent.

131(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

131(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

131(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares as determined under this section except where

(a) the dissenting shareholder withdraws his notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the dissenting shareholder withdraws his notice, or

(c) the directors revoke a resolution to amend the articles under subsection 113(2), terminate an amalgamation agreement under subsection 122(6), abandon an application for continuance under subsection 127(5), or abandon a sale, lease or exchange under subsection 130(7),

in which case his rights as the holder of the shares in respect of which he had dissented are reinstated as of the date he sent the notice referred to in subsection (7), and he is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that have been endorsed in accordance with subsection (10), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

131(12) A corporation shall, not later than fourteen days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for his shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

131(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

131(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

131(15) Where a corporation fails to make an offer under subsection (12) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the Court may allow, apply to the Court to fix a fair value for the shares of any dissenting shareholder.

131(16) If a corporation fails to apply to the Court under subsection (15), a dissenting shareholder may apply to the Court for the same purpose within a further period of twenty days or within such further period as the Court may allow.

131(17) If a corporation fails to comply with subsection (12), then the costs of a shareholder application under subsection (16) are to be borne by the corporation unless the Court otherwise orders.

131(18) Before making application to the Court under subsection (15) or not later than seven days after receiving notice of an application to the Court under subsection (16), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (7), and

(b) has not accepted an offer made by the corporation under subsection (12), if such offer was made, of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in paragraphs (a) and (b), within three days after he satisfies such conditions.

131(19) All dissenting shareholders who satisfy the conditions set out in paragraphs (18)(a) and (b) shall be deemed to be joined as parties to an application under subsection (15) or (16) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the Court in the proceedings commenced by the application.

131(20) Upon an application to the Court under subsection (15) or (16), the Court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the Court shall then fix a fair value for the shares of all dissenting shareholders.

131(21) The Court may in its discretion appoint one or more appraisers to assist the Court to fix a fair value for the shares of the dissenting shareholders.

131(22) The final order of the Court in the proceedings commenced by an application under subsection (15) or (16) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in paragraphs (18)(a) and (b).

131(23) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

131(24) Where subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

131(25) Where subsection (26) applies, a dissenting shareholder, by written notice delivered to the registered office of the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw his notice of dissent, in which case the corporation shall be deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

131(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

131(27) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1), the Court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (3), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance with such terms and conditions as the Court thinks fit and notice of any such application and a copy of any order made by the Court upon such application shall be served upon the Director.

131(28) The Director may appoint counsel to assist the Court upon the hearing of an application under subsection (27).

EXHIBIT D

CORPORATE GOVERNANCE DISCLOSURE

1. Board of Directors

(a) Disclose the identity of directors who are independent.

The Board of Directors has determined that Messrs. Gayer, Suratgar and Fikree are independent.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

Messrs. Wrobel, Cella, Cousineau and Karjian are not independent. Messrs. Wrobel, Cella and Cousineau are executive officers of the Corporation. Mr. Karjian has a consulting relationship with the Corporation through Karalco. Affiliated entities of Mr. Wrobel, Herakles and Sithe Global, also have contractual relationships with the Corporation. See "Statement of Executive Compensation – Management Contracts" for further information on Karalco's consulting contract with the Corporation and the Herakles and Sithe Global arrangements.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

Three out of seven of the current directors are independent. To facilitate the exercise of independent judgement of the Board of Directors, the independent directors meet separately from the full Board of Directors and have designated Mr. Gayer as lead independent director. See Items (e) and (f) below. The independent directors are also encouraged to meet with the CEO, outside of formal Board meetings, in order to address areas of concern. In addition, the Board of Directors has the following committees, the membership in which is either entirely composed of independent directors or the majority of which are independent directors: Audit, Compensation and Nominating and Corporate Governance.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a [Canadian] jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

No director is currently a director of any other issuer that is a reporting issuer in a jurisdiction or a foreign jurisdiction.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors hold meetings at which non-independent directors and members of management are not in attendance. These meetings are not regularly scheduled and are held as frequently as the independent directors deem necessary. Prior to the election of Mr. Fikree on November 8, 2005, the independent directors, Messrs. Gayer and Suratgar, had met, either by telephone or in person, two times during the 2005 fiscal year.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Mr. Wrobel, the Chairman and CEO of the Corporation, is not an independent director. Mr. Gayer, with the consent of the independent directors, has assumed the role of lead independent director. As lead independent director, Mr. Gayer communicates directly with the CEO with regard to matters of interest to the independent directors and assists in setting the agenda for each Board of Directors meeting to ensure that the Board meetings will enable the Board to carry out its duties.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

The Board of Directors met seven times during 2005. The following table summarizes the attendance record of all the current directors of the Corporation.

Director	Number of Meetings Attended
BRUCE WROBEL	7 of 7
MICHAEL CELLA	7 of 7
BERNARD COUSINEAU	7 of 7
KARIM KARJIAN	6 of 7
ALAN GAYER	7 of 7
DAVID SURATGAR[1]	4 of 5
AHMED FIKREE[2]	1 of 1

Notes:

(1) Mr. Suratgar was appointed to the Board of Directors on March 10, 2005. There were five Board meetings held after his appointment.

(2) Mr. Fikree was appointed to the Board of Directors on November 8, 2005, at the beginning of a two-day meeting of the Board. Mr. Fikree was in attendance for this meeting. The November 8-9, 2005 Board meeting was the last Board meeting held during 2005.

2. **Board Mandate** – *Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.*

The following is the text of the Board's written mandate, as contained in the Corporate Governance Guidelines adopted by the Corporation:

"The Board is responsible for the stewardship of Global Alumina, including:

(a) to the extent feasible, satisfying itself as to the integrity of the chief executive officer and the other senior officers and supervising Global Alumina's Code of Business Conduct and Ethics;

(b) adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of Global Alumina's business;

(c) identifying the principal risks of Global Alumina's business, and ensuring the implementation of appropriate systems to manage these risks;

(d) through the [Nominating and Corporate Governance] Committee, succession planning;

(e) adopting a disclosure policy for Global Alumina;

(f) ensuring the integrity of Global Alumina's internal control and management information systems;

(g) through the [Nominating and Corporate Governance] Committee, developing Global Alumina's approach to corporate governance, including making amendments to these Guidelines as necessary; and

(h) developing (i) a list of decisions requiring prior approval of the Board, (ii) measures for receiving feedback from security holders, and (iii) the Board's expectations of management."

3. **Position Descriptions**

(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Nominating and Corporate Governance Committee, in consultation with the Chairman of the Board, is in the process of developing a position description for the Chairman. The Nominating and Corporate Governance Committee is also in the process of developing position descriptions for the chairperson of each Board committee. In lieu of a written description, the roles and responsibilities of each position are defined within the context of the Board mandate, in the case of the Chairman, and each committee charter, in the case of the relevant committee chairperson.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Nominating and Corporate Governance Committee, in consultation with the CEO, is in the process of developing a position description for the CEO. The Board currently requires the CEO to deliver to the Board a list of the financial and operational objectives of the Corporation for the forthcoming year. The Board of Directors then requires the CEO and other management of the Corporation to keep the Board of Directors informed in a timely and candid manner of the progress towards the achievement of the established objectives and of any material deviation from such objectives and from the Corporation's strategies and policies as approved by the Board of Directors.

4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer's business.

During the Board meeting held between November 8 and 9, 2005, the entire Board, including Mr. Fikree, participated in an education program on corporate governance and board responsibility generally, disclosure obligations of Canadian public corporations and the role of the Board within a corporate structure specifically. The Board was also given updates from management on the status of the refinery project and on-going strategic issues. Orientation programs for new directors will be developed by the Nominating and Corporate Governance Committee on a case-by-case basis, taking into account the educational and professional background of the relevant director and his or her familiarity with the alumina and aluminium industries specifically.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

See 4(a) above for a description of the November 8 and 9, 2005 Board meeting. The Nominating and Corporate Governance Committee, in conjunction with outside counsel, will monitor the legal requirements for directors and will inform the Board of any material changes in the requirements. The Board will continue to ensure that management provides the financial and operational information which the Board requires to discharge its mandate.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code;

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board of Directors has adopted a Code of Business Conduct and Ethics (the "Code"). The Code is available under the Corporation's profile on *www.sedar.com.* In conjunction with the Code, the Board has also adopted a Whistle Blower Policy which allows an individual to report breaches of the Code to either a Compliance Officer or directly to the Chairman of the Audit Committee (Mr. Gayer, an independent director).

The Corporation has not filed any material change reports during 2005 that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Unless otherwise permitted by the NBBCA, if a director has a material interest in a transaction or agreement to be considered by the Board, such director may not be present for the discussion of or vote on the transaction or agreement.

The Corporation is in the process of committing to writing the oral related party contracts with Karalco, Herakles and Sithe Global. See ''Statement of Executive Compensation – Management Contracts'' for further information on the contracts with Karalco, Herakles and Sithe Global.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board has established and disseminated an Insider Reporting and Insider Trading Policy which sets out the obligations of directors, officers, employees and other insiders of the Corporation to refrain from trading in the securities of the Corporation during certain ''blackout periods'' and at any time when such persons are in possession of material undisclosed information.

The Corporation has also established a Disclosure Committee, composed of the CEO, CFO and Controller, which reviews and approves all public disclosure of the Corporation and reports to the Board of Directors on an annual basis.

During the Board meeting held between November 8 and 9, 2005, the entire Board, including Mr. Fikree, participated in an education program on corporate governance and board responsibility generally, disclosure obligations of Canadian public corporations and the role of the Board within a corporate structure specifically.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.

Prior to the end of 2005, qualified individuals for the Board of Directors were identified by the Chairman and presented to the entire Board for review and evaluation prior to being appointed to or nominated for the Board.

The Nominating and Corporate Governance Committee now has the responsibility for identifying qualified individuals for the Board of Directors.

The Corporation has contractual commitments with DUBAL and EIIC to present nominees of those shareholders for election to the Board of Directors. Under the DUBAL Subscription Agreement, DUBAL currently has a right to put forth one nominee. After the completion of DUBAL's estimated $180 million additional subscription: for so long as DUBAL holds not less than 19.9% of the issued and outstanding Shares, DUBAL will have the right to nominate 25% of the Board of Directors of Global Alumina; and for so long as DUBAL holds not less than 10% but less than 19.9% of the issued and outstanding Shares, DUBAL will have the right to nominate 16.67% of the Board of Directors of Global Alumina. Under the EIIC Subscription Agreement, so long as EIIC holds at least 10% of the issued and outstanding Shares, it has the right to put forth one nominee. See ''Matters for Consideration of Shareholders – Election of Directors''.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Nominating and Corporate Governance Committee is composed of a majority of independent directors. The Chairman of the committee is Mr. Karjian and the independent members are Mr. Gayer and Mr. Suratgar. Because the majority of the committee is independent, the Board believes that the nomination process will remain objective.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Corporate Governance Committee has the responsibility of developing the Corporation's approach to governance issues and administering the Board of Directors' relationship with management. This includes responsibility for: (i) identifying qualified individuals for the Board of Directors; (ii) recommending nominees for election or re-election as directors at shareholders' meetings; (iii) establishing an orientation and education program for new directors and a continuing education program for all directors; (iv) developing and recommending to the Board of Directors standards to be applied in making determinations as to the absence of material relationships between the Corporation and the directors; (v) establishing procedures to exercise oversight of the evaluation of the Board of Directors, its committees and management; (vi) developing and recommending corporate governance principles and reviewing such principles at least once a year; (vii) developing position descriptions for the Chairman, the chairperson of each Board committee and, together with the CEO, developing a position description for the CEO and delineating any limits to management's responsibilities and submitting each of these items to the Board of Directors for its review and approval; (viii) recommending a CEO succession plan to the Board of Directors; and (ix) recommending structures and procedures to ensure that the Board of Directors functions independently of management.

Mr. Karjian acts as Chairman of the committee. The committee meets as required to fulfill its duties and responsibilities.

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.

Please see ''Statement of Executive Compensation – Report on Executive Compensation – Chief Executive Officer'' and ''Statement of Executive Compensation – Compensation of Directors''.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is currently composed of Mr. Suratgar and Mr. Gayer, each of whom is an independent director. Mr. Suratgar acts as Chairman of the committee.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The duties and responsibilities of the Compensation Committee are as follows: (i) to make recommendations and oversee the development and implementation of compensation levels, equity-based compensation plans, and incentive compensation plans and guidelines, for the Corporation's employees; (ii) in relation to the CEO, to recommend the corporate goals and objectives relevant to the CEO's compensation, evaluate the performance of the CEO in light of those goals and objectives and set the CEO's compensation level based on that evaluation; (iii) in relation to other senior management of the Corporation, to recommend, review and approve the adequacy and form of compensation levels, programs and guidelines applicable to senior management, recommend any new, or any material change to, an existing incentive compensation plan or equity-based compensation plan, adopt procedures to ensure that all employment, consulting or other compensation agreements between the Corporation or any of its affiliates or associates and any director or member of senior management of the Corporation are considered and approved by the committee or the disinterested members of the Board, oversee the administration of incentive compensation plans and equity-based compensation plans of the Corporation, and discharge any responsibilities imposed by any incentive compensation plans or equity-based compensation plans; (iv) to oversee regulatory compliance with respect to all of the Corporation's compensation programs, establish performance goals for senior management and review executive compensation disclosure before the Corporation publicly discloses this information; (v) to recommend the appropriate guidelines for any severance or similar termination agreements or payments to senior management of the Corporation; and (vi) to oversee the submission of management compensation arrangements to the TSX for review and prior acceptance, if required.

The committee meets as required to fulfill its duties and responsibilities.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Board has not retained a compensation consultant or advisor since the beginning of the 2005 fiscal year.

8. **Other Board Committees** – *If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.*

See 5(c) above in connection with the Disclosure Committee.

9. **Assessments** – *Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.*

Commencing with the 2005 fiscal year, the directors of the Corporation each conduct an annual self-evaluation with respect to the effectiveness of the Board as a whole, any committees on which the director sits and the director's individual effectiveness and contribution to the Board and relevant committees. The self-assessments are returned to the Corporation's outside counsel, who summarize the results and report to the Chairman of the Nominating and Corporate Governance Committee. The Chair of the Nominating and Corporate Governance Committee then reports the results to the Board of Directors.


Global
Alumina

CBN
FINANCIAL PRINTING
Printed in Canada
262107

GLOBAL ALUMINA CORPORATION



9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com


RECEIVED
2006 MAY 17 A 10:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Security Class

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on May 8, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

Proxies submitted must be received by 9:30 am, Eastern Time, on May 5, 2006

MR SAM SAMPLE

Appointment of Proxyholder

The undersigned shareholder of Global Alumina Corporation hereby appoints Bruce J. Wrobel, or failing him, Michael J. Cella OR **Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.**

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of GLOBAL ALUMINA CORPORATION to be held at The King Edward Hotel, 37 King Street East, Toronto, ON on May 8, 2006 at 9:30 am and at any adjournment thereof.

1. Election of Directors as outlined in the Information Circular.

FOR all director nominees - allocate votes equally ☐

OR

WITHHOLD vote for all director nominees ☐

OR

CUMULATIVE voting - please specify the allocation of votes in the space provided: ☐

Note: Max. number of votes to be cast:

Director nominee	Vote allocation	Director nominee	Vote allocation
Dr. Abdulmannan Abdulrahman Alawar		Ahmed M. Fikree	
		Alan J. Gayer	
Michael J. Cella		Karim L. Karjian	
Bernard Cousineau		David Suratgar	
Mehdi Dazi		Bruce J. Wrobel	

2. Appointment of Auditors

Appointment of PricewaterhouseCoopers LLP, Royal Trust Tower, Suite 3000, Toronto Dominion Centre, Toronto, ON M5K 1G8 as auditors for the Corporation.

For ☐ **Withhold** ☐

Resolution

Management recommends a vote FOR the following resolution. Please read the resolution in full in the accompanying Information Circular.

For **Against**

3. Resolved that the articles of amendment of Global Alumina Corporation be amended to restrict the business of the corporation as set out under the amending resolution attached as exhibit 'A' to the accompanying information circular. ☐ ☐

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports

☐ Mark this box if you would like to receive interim financial reports by mail.

Annual Reports

☐ Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY, then it will be assumed you do NOT want to receive interim financial statements.

AR2 PWDQ

Global Alumina Corporation
PFIC Annual Information Statements*
For the Year Ended December 31, 2005

	Global Alumina Corporation (Canada)	Global Alumina International, Ltd. (BVI)	Guinea Alumina Corporation, Ltd. (BVI)	Guinea Alumina Corporation, S.A. (Republic of Guinea)
First day of applicable taxable year	January 1, 2005	January 1, 2005	January 1, 2005	January 1, 2005
Last day of applicable taxable year	December 31, 2005	December 31, 2005	December 31, 2005	December 31, 2005
Ordinary earnings	US$0	US$0	US$0	US$0
Net capital gain	US$0	US$0	US$0	US$0
Cash or other property distributed or deemed distributed	US$0	US$0	US$0	US$0

*This statement is provided as required by Treas. Reg. § 1.1295-1(g)

Global Alumina Corporation had 177,682,746 common shares outstanding at December 31, 2005

Global Alumina Corporation owns 100% of Global Alumina International, Ltd. which owns 100% of Guinea Alumina Corporation, Ltd. which owns 100% 0f Guinea Alumina Corporation, S.A.

The Companies will permit shareholders to inspect and copy their permanent books of account, records and other documents that are necessary to establish that its ordinary earnings and net capital gain are computed in accordance with U.S. Income tax principles.

This statement is provided for information purposes only; Shareholders are advised to consult with their own tax advisors to determine any final income inclusions

Michael J. Cella
Chief Financial Officer